As filed with the Securities and Exchange Commission on January 22, 2007

Registration No. 333-140002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

JA Solar Holdings Co., Ltd.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	3674	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

Tel: +(86-319) 580-0760

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY10011

Tel: (212) 894-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory G. H. Miao Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	Leiming Chen Simpson Thacher & Bartlett LLP 35/F, ICBC Tower 3 Garden Road Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Ordinary Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value US$0.0001 per share(3)	51,750,000	US$4.8333	US$250,125,000	US$26,765(4)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(2)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside of the United States.
(3)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-140009). Each American depositary share represents three ordinary shares.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 22, 2007

15,000,000 American Depositary Shares

JA Solar Holdings Co., Ltd.

(Incorporated in the Cayman Islands with limited liability)

Representing 45,000,000 Ordinary Shares

This is our initial public offering. We are offering 15,000,000 American depositary shares, or ADSs, each representing three of our ordinary shares, par value US$0.0001 per share. No public market currently exists for our ordinary shares or ADSs.

We currently anticipate the initial public offering price of our ADSs to be between US$12.50 and US$14.50 per ADS. The ADSs have been approved for listing on the Nasdaq Global Market under the symbol “JASO.”

Investing in our ADSs involves a high degree of risk. See “ Risk Factors” beginning on page 11.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to us	US$	US$

The underwriters may also purchase up to an additional 2,250,000 ADSs from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company in New York, New York on or about four business days after the date on which the offer price of the ADSs in this offering is determined.

CIBC World Markets	Piper Jaffray

Needham & Company, LLC	RBC Capital Markets

Prospectus dated             , 2007

JA SOLAR

SOLAR ENERGY

Why Solar Energy?

People are searching for new sources of power in order to meet the increasing energy needs. Solar energy generation has emerged as one of the most rapidly growing renewable sources of electricity.

Clean Energy Solutions

You should rely only on the information contained in this prospectus or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. Unless otherwise indicated, the information in this prospectus is only current as of the date of this prospectus.

i

PROSPECTUS SUMMARY

You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 11 and the audited consolidated financial statements and the accompanying notes to these financial statements beginning on page F-1 before making an investment decision.

JA Solar Holdings Co., Ltd.

Overview

We are an emerging and fast-growing manufacturer of high-performance solar cells based in China. We use advanced processing technologies to produce high quality solar cells. We sell our products to solar module manufacturers who assemble and integrate our solar cells into modules and systems that convert sunlight into electricity. We currently sell our products to customers primarily in China, and we have sold our products to customers in Germany, Sweden, Spain, South Korea and the United States. We currently purchase almost all of our wafer supplies from Jinglong Group, which is owned by the shareholders of our largest shareholder, Jinglong BVI. Jinglong Group is the largest producer and supplier of monocrystalline wafers in China with more than ten years’ operating history in the silicon processing business.

We have technical expertise for solar cell production, established supplier relationships and scalable low-cost manufacturing capabilities. Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.0% to 16.5%, and the highest conversion efficiency rate achieved by our monocrystalline solar cells to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Science. Access to supplies of silicon wafers, the most important raw material for manufacturing solar cells, is crucial to the success of solar cell manufacturers, including us. We have entered into a long-term supply contract with Jinglong Group with an initial term of 54 months starting in July 2006. We believe we have contractually secured an adequate supply of silicon wafers from Jinglong Group to meet a large portion of our anticipated production needs for 2007. We have also entered into a 31-month wafer supply agreement with ReneSola Ltd., or ReneSola, in September 2006 and a 54-month wafer supply agreement with M.SETEK Co., Ltd., or M.SETEK, in December 2006, and are in discussions with other potential suppliers to secure additional supplies of silicon wafers to meet our remaining anticipated production needs for 2007 and beyond. We believe our manufacturing base in China allows us to lower our operating costs and expand our manufacturing facilities efficiently relative to solar cell producers located in higher cost locations.

We were established in May 2005 and commenced commercial operations in April 2006 with the opening of our first solar cell manufacturing line located in Hebei province which has a rated manufacturing capacity of 25 MW per annum. With our experienced technical and production teams, we reached full production capacity on our first manufacturing line in July 2006. We installed two additional manufacturing lines each with a rated manufacturing capacity of 25 MW per annum in the same facilities, which became fully operational in October 2006 and resulted in us having a total rated manufacturing capacity of 75 MW per annum. We plan to construct four additional manufacturing lines in our planned new facilities in Shanghai to increase our total rated manufacturing capacity to 175 MW per annum by the end of the third quarter of 2007. Jinglong Group has agreed to set up new wafer production facilities to supply our planned Shanghai facilities in an adjacent location in Shanghai. Since commencement of commercial operations, our monthly production output has grown from approximately 0.6 MW in April 2006 to approximately 4.5 MW in September 2006, and we manufactured approximately 5.6 MW, 5.0 MW and 6.4 MW in October, November and December 2006, respectively.

We became profitable within three months after we commenced commercial operations in April 2006. We generated revenues of RMB 347.1 million (US$43.9 million) and net income of RMB 55.0 million (US$7.0 million) in the nine months ended September 30, 2006.

Recent Developments

Since September 2006, we have entered into long-term wafer supply agreements with ReneSola and M.SETEK, which we expect will help us meet a substantial majority of our anticipated production needs for 2007. During this time, we have also entered into customer agreements for the supply of our solar cells with a number of new customers, including PowerLight Corporation, a wholly-owned subsidiary of SunPower Corporation, and Crown Renewable Energy, LLC. We believe that our current customer agreements cover the majority of our planned production for 2007. For more detailed discussions relating to these supply and customer contracts, see “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreements with Jinglong Group and Others” and “Business — Markets and Customers.”

Industry Background

The solar power market has grown significantly in the past decade. According to Solarbuzz LLC, an independent solar energy research and consulting company, the global solar power market, as measured by annual solar power system installations, increased from 345 MW in 2001 to 1,460 MW in 2005, representing a compounded annual growth rate, or CAGR, of 43.4%, while solar power industry revenues grew from approximately US$2.0 billion in 2000 to approximately US$9.8 billion in 2005, representing a CAGR of 37.4%. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore is expected to have significant growth potential. Solarbuzz projects that annual solar power industry revenues will reach US$18.6 billion by 2010, representing a CAGR of 13.7%, from 2005.

Solar power generation has emerged as one of the most rapidly growing renewable sources of electricity. Solar power generation has several advantages over other forms of electricity generation, including:

•	Reduced dependence on fossil fuels. Solar power electricity generation does not consume fossil fuels and therefore increases in solar power generation reduce dependence on fossil fuels.

•	Environmental advantages. Solar power is pollution free during use and therefore has less impact on the environment as compared to other forms of electricity production.

•	Matching peak time output with peak time demand. When connected to a grid, solar energy can effectively supplement electricity supply from an electricity transmission grid during times of peak demand.

•	Modularity and scalability. As the electricity generating capacity of a solar system is a function of the number of solar modules installed, applications of solar technology are rapidly scalable and versatile.

•	Flexible locations. Solar power production facilities can be installed where grid connection or fuel transport is difficult, costly or impossible, and the installation of power production facilities at the customer site reduces investment in production and transportation infrastructure.

•	Government incentives. A growing number of countries have established incentive programs for the development of solar power.

Our Competitive Strengths

We believe that our following competitive strengths enable us to compete effectively and to capitalize on growth opportunities in the solar power market:

•	Access to solar wafers through long-term supply agreements. We have contractually secured silicon wafer supplies from Jinglong Group, the largest producer and supplier of monocrystalline silicon wafers in China, in amounts adequate to meet a large portion of our anticipated production needs for 2007.

•	Advanced solar cell technology. We use advanced processing technologies to produce high quality solar cells and our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.0% to 16.5%.

•	Low overhead and operating costs. Our location in China provides us with access to low-cost utilities, rent and research and development and manufacturing personnel. Our proximity to our principal raw material supplier enables us to effectively manage our inventory and minimize transportation costs of raw materials.

•	Scalable manufacturing capacity. We have demonstrated the ability to cost-effectively scale our production facilities to manufacture solar cells in large volumes in a relatively short period of time.

•	Ability to quickly broaden and diversify our customer base. Leveraging our management’s experience and familiarity with the solar power industry, we have broadened our customer base from less than ten customers as of June 30, 2006 to approximately 50 customers as of December 31, 2006. In addition, while we currently sell our products to customers primarily in China, we have sold our products to customers in Germany, Sweden, Spain, South Korea and the United States.

Our Strategies

Our objective is to become a leader in developing and manufacturing low-cost, high-performance solar cell products. We intend to achieve this objective by pursuing the following strategies:

•	Extend existing supply agreements and secure new supply commitments. We intend to extend our contractual relationship with existing silicon wafer suppliers and to expand our sources of supplies by entering into new supply agreements with other suppliers.

•	Grow revenue and expand manufacturing capacity. We have achieved a total rated manufacturing capacity of 75 MW per annum in October 2006 and we intend to construct four new manufacturing lines in Shanghai to increase our total rated manufacturing capacity to 175 MW per annum by the end of the third quarter of 2007.

•	Enter into manufacturing arrangements with OEM customers. We plan to enter into manufacturing arrangements with customers who have their own wafer supplies, under which we will be obligated to sell to these customers all or a substantial portion of the solar cells manufactured from their wafer supplies.

•	Further enhance our technology through focused research and development efforts. We intend to further enhance our technology to improve solar cell efficiency and lower manufacturing costs by increasing our investment in research and development and through cooperation with our suppliers and customers.

•	Build JA Solar into a leading brand. We intend to build JA Solar into a leading solar cell brand by emphasizing our product features that include a combination of high performance, stable supplies and competitive prices.

•	Expand sales in new and existing markets and diversify customer base. We plan to expand our sales in China and overseas markets, including Germany, Sweden, Spain, South Korea and the United States, and to diversify and grow our customer base to include some of the largest established players in the global solar power industry.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	Our extremely limited operating history. We were established in May 2005 and commenced commercial operations in April 2006. We face challenges and risks as an early-stage company seeking to develop and manufacture new products in a rapidly growing market, and we cannot assure you that we will be successful in addressing these challenges and risks.

•	Our ability to remedy the control deficiencies in our internal control over financial reporting. During the course of the preparation and external audit of our financial statements as of and for the period from inception (May 18, 2005) to December 31, 2005 and as of and for the nine-month period ended September 30, 2006, we and our independent registered public accounting firm identified a number of deficiencies in our internal control over financial reporting, including a number of material weaknesses and significant deficiencies. If we fail to remedy these control deficiencies and significantly improve our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure and other reporting obligations.

•	Our dependence on Jinglong Group for the supply of silicon wafers. We currently purchase almost all of our silicon wafer supplies from Jinglong Group. Our rapid expansion requires us to significantly increase our supplies of silicon wafers. We may not be able to obtain adequate supply of wafers from Jinglong Group or other sources to meet our production needs.

•	Prepayment arrangements to our suppliers expose us to the credit risk of our suppliers and may increase our costs and expenses. We make the prepayments to our suppliers without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which exposes us to the credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers. In addition, if the market price of silicon wafers were to decrease after we prepay our suppliers, we will not be able to adjust any historical payment insofar as it relates to a future delivery at a fixed price. In addition, if demand for our solar cell products decreases, we may incur costs associated with carrying excess materials.

•	Current industry-wide shortage of polysilicon. Polysilicon is the essential material from which silicon wafers are made. There is currently an industry-wide shortage of polysilicon, which has resulted in limited availability of silicon wafers and significant price increases in both polysilicon and silicon wafers.

•	Our ability to significantly increase manufacturing capacity and output. We are susceptible to risks associated with rapid business expansion and may not be able to successfully carry out our planned expansions. Our failure to significantly increase manufacturing capacity and output may result in our inability to meet customer demand, lower profitability and a loss in market share.

•	Intense competition in the solar power market. The solar power market is intensely competitive and rapidly evolving. We face competition from photovoltaic divisions of large conglomerates, integrated manufacturers of photovoltaic products and other solar power product manufacturers, many of which have greater resources than us.

•	Limited adoption of photovoltaic technology and insufficient demand for solar power products. The solar power industry is at a relatively early stage of development and we are not certain of the extent to which solar power products will be adopted. If photovoltaic technology proves unsuitable for widespread adoption or if sufficient demand for solar power products fails to develop, we may not be able to grow our business or maintain our profitability.

•	Reduction or elimination of government subsidies and economic incentives for on-grid solar power applications. The near-term growth of the market for on-grid solar power applications depends in a large part on the availability and size of government subsidies and economic incentives. We face risks and challenges associated with the reduction or elimination of such subsidies and incentives.

•	Market volatilities. Future increases in the supply of polysilicon, increased competition and other changing market conditions, such as reduced demand for solar power products in the end user markets, may cause a decline in the demand and average selling prices of solar cells, and may increase the level of our earnings volatility and reduce our profitability.

Please see “Risk Factors” and other information in this prospectus for a detailed discussion of these risks and uncertainties.

Corporate Information

Our principal executive offices are located at Jinglong Group Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, the People’s Republic of China. Our telephone number at this address is (86) 319-580-0760 and our fax number is (86) 319-580-0754.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.jasolar.com, which currently is only available in Chinese. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions Applicable to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of solar power products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the solar power industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the cost and price of solar power products, respectively, relative to the number of watts of electricity a solar power product generates;

•	“JA Solar,” “we,” “us,” “our company” and “our” are to JA Solar Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“JA BVI” are to JA Development Co., Ltd., our directly wholly-owned subsidiary, a British Virgin Islands company;

•	“JA China” are to JingAo Solar Co., Ltd., our predecessor and indirectly wholly-owned subsidiary in China. We conduct substantially all our businesses through JA China;

•	“Jinglong BVI” are to Jinglong Group Co., Ltd., a British Virgin Islands company and our largest shareholder;

•	“Jinglong Group” are to Jinglong Industry and Commerce Group Co., Ltd. and its consolidated subsidiaries. Jinglong Group is controlled by the shareholders of Jinglong BVI;

•	“photovoltaic effect” are to a process by which sunlight is converted into electricity;

•	“rated manufacturing capacity” are to the total amount of solar power products that can be made by a manufacturing line per annum operating at its maximum possible rate and is measured in megawatts, or MW;

•	“RMB” and “Renminbi” are to the legal currency of the PRC;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“voltage” or “volts” are to the rating of the amount of electrical pressure that causes electricity to flow in the power line; and

•	“watts” are to the measurement of total electrical power, where “kilowatts” or “KW” means one thousand watts and “megawatts” or “MW” means one million watts.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on September 29, 2006, which was RMB 7.9040 to US$1.00. We make no representation that the Renminbi or dollar amounts referred to in this prospectus could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on our business and on your investment.” On January 19, 2007, the noon buying rate was RMB 7.7752 to US$1.00.

The Offering

This offering	15,000,000 ADSs offered by us. The ordinary shares underlying the ADSs to be offered by us are fully fungible and rank pari passu in all respects with all other ordinary shares issued by us.

ADSs

Each ADS represents three ordinary shares, par value US$0.0001 per share, that will be held on deposit with the custodian for The Bank of New York, as depositary. As an ADS holder, you will not be treated as one of our shareholders. You will have rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the ordinary shares underlying your ADSs. You must pay a fee for each issuance or cancellation of an ADS, distribution of securities by the depositary or any other depositary service. For more information about our ADSs, see “Description of American Depositary Shares” in this prospectus and the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York.

ADSs outstanding immediately after this offering	15,000,000 ADSs (or 17,250,000 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately after this offering

131,520,000 ordinary shares (or 138,270,000 ordinary shares if the underwriters exercise the over-allotment option in full), after giving effect to the conversion of our series A convertible preference shares.

Offering price	We currently estimate that the initial public offering price will be between US$12.50 and US$14.50.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately US$185.6 million (or US$213.9 million if the underwriters exercise the over-allotment option in full), after deducting the underwriting discounts and estimated offering expenses payable by us and assuming an initial public offering price of US$13.50 per ADS, the midpoint of the estimated range of the initial public offering price. We intend to use our net proceeds from this offering for the following purposes:

•	US$100 million to prepay for raw materials pursuant to our long-term wafer supply agreement with M.SETEK;

•	approximately US$20 million to prepay for raw materials from other suppliers, including Jinglong Group;

•	approximately US$20 million to purchase manufacturing equipment and construct certain operating facilities for our planned Shanghai facilities to expand our manufacturing capacity;

•	approximately US$19 million to repay our short-term debt obligations;

•	approximately US$10 million to enhance our research and development capabilities; and

•	the remaining amount to be used for working capital and other general corporate purposes.

See “Use of Proceeds.”

Risk factors

See “Risk Factors” in this prospectus beginning on page 11 and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Nasdaq Global Market symbol	Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “JASO.”

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to 2,250,000 additional ADSs to cover any over-allotments.

Dividend policy

We do not intend to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. Our board of directors has complete discretion as to whether we will pay dividends in the future subject to approval by our shareholders.

Deposit and withdrawal of our ordinary shares

The depositary will issue ADSs, subject to the satisfaction of certain conditions, if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. You may turn in your ADSs at the depositary’s corporate trust office and, upon payment of its fees and expenses and of any taxes or charges, the depositary will deliver the underlying ordinary shares and any distributions thereon to an account designated by you.

Dividends and other distributions	The depositary agrees to pay you any cash dividend or other distribution it receives on our ordinary shares or other deposited securities after deducting its fees and expenses.

Lock-up

We, our directors, executive officers and certain of our other existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

Payment and settlement

The underwriters expect to deliver our ADSs through the book-entry transfer facilities of The Depository Trust Company in New York, New York on or about four business days after the date on which the offer price of the ADSs in this offering is determined.

Summary Consolidated Financial and Operating Data

You should read the summary consolidated financial and operating data in conjunction with our audited consolidated financial statements and the related notes, “Selected Consolidated Financial and Operating Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The summary consolidated financial data presented below as of December 31, 2005 and September 30, 2006 and for the period from inception of our business (May 18, 2005) to December 31, 2005 and the nine-month period ended September 30, 2006 have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are derived from our audited consolidated financial statements included elsewhere in this prospectus. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year. The historical results are not necessarily indicative of results to be expected in any future period.

	For the period from inception to December 31, 2005	For the nine months ended September 30, 2006
	RMB	RMB	US$(1)
Consolidated Statements of Operations Data:
Revenue from third parties	—	255,709,240	32,351,878
Revenue from related parties	—	91,344,893	11,556,793

Total revenues	—	347,054,133	43,908,671
Cost of revenues	—	(258,429,361)	(32,696,022)

Gross profit	—	88,624,772	11,212,649
Selling, general and administrative expenses(2)	(2,638,340)	(30,769,792)	(3,892,939)
Research and development expenses	(383,468)	(711,878)	(90,066)

Total operating expenses	(3,021,808)	(31,481,670)	(3,983,005)

Income/ (loss) from operations	(3,021,808)	57,143,102	7,229,644

Interest expense	—	(2,835,986)	(358,804)
Interest income	38,965	425,018	53,773
Foreign exchange gain/ (loss)	(128,152)	256,250	32,420

Income/ (loss) before income taxes	(3,110,995)	54,988,384	6,957,033
Income tax benefit/ (expense)	—	—	—

Net income/ (loss)	(3,110,995)	54,988,384	6,957,033

Preferred shares accretion	—	(489,600)	(61,943)
Preferred shares beneficial conversion charge	—	(34,732,133)	(4,394,248)

Allocation of net income to participating preferred shareholders	—	(233,246)	(29,510)

Net income available to ordinary shareholders	(3,110,995)	19,533,405	2,471,332

Net income/(loss) per share:
Basic	(0.04)	0.24	0.03
Diluted	(0.04)	0.24	0.03

Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000	80,000,000
Diluted	80,000,000	80,000,000	80,000,000

Consolidated Statements of Cash Flows Data:
Cash flows (used in) or provided by:
Operating activities	(1,635,016)	(57,801,518)	(7,312,945)
Investing activities	(37,971,977)	(83,995,789)	(10,626,998)
Financing activities	50,699,555	204,840,478	25,916,052

	For the period from inception to December 31, 2005	For the nine months ended September 30, 2006
Other Consolidated Financial Data (in percentages)
Gross margin	—	25.5%
Operating margin	—	16.5%
Net margin	—	15.8%

Selected Operating Data
Products sold (in units)	—	5,226,239
Products sold (in MW)	—	12.61
Average selling price per watt (in RMB)	—	27.00
Average selling price per watt (in US$)(1)	—	3.42

	As of December 31, 2005	As of September 30, 2006
	RMB	RMB	US$(1)
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,970,605	73,532,762	9,303,234
Account receivable from third party customers	—	37,546,177	4,750,275
Inventories	—	105,848,430	13,391,755
Advances to related party supplier	—	46,380,354	5,867,960
Other current assets	455,088	9,039,533	1,143,666
Total current assets	11,425,693	272,347,256	34,456,890
Property and equipment, net	39,392,413	126,103,343	15,954,370
Intangible asset, net	8,250,000	7,493,134	948,018
Total assets	59,068,106	405,943,733	51,359,278
Total debt	—	100,000,000	12,651,822
Total liabilities	2,479,546	173,813,769	21,990,609
Preferred shares	—	110,339,961	13,960,015
Total shareholders’ equity	56,588,560	121,790,003	15,408,654

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB 7.9040 to US$1.00, the noon buying rate for U.S. dollars in effect on September 29, 2006 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Includes RMB 16,531,542 (US$2,091,541) in share-based compensation cost for the nine months ended September 30, 2006.

R ISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before you decide to buy our ADSs. Any of the following risks could have a material adverse effect on our business, prospects, financial condition and results of operations. In any such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Our extremely limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have only been in existence since May 2005. We completed our first solar cell manufacturing line in March 2006 and made our first commercial shipment of solar cells in April 2006. In addition, for the nine months ended September 30, 2006, we bought substantially all of our supplies of silicon wafers, the key raw material from which we manufacture our solar cells, from Jinglong Group, a PRC company controlled by the same shareholders of Jinglong BVI, our largest shareholder. Our future success will require us to scale our manufacturing capacity beyond our existing capacity, and our business model and ability to achieve satisfactory manufacturing yields at higher volumes are unproven. To address these risks, we must, among other things, continue to respond to competitive developments, attract, retain and motivate qualified personnel, implement and successfully execute expansion plan and improve our technologies. We cannot assure you that we will be successful in addressing such risks. Although we have experienced revenue growth in recent periods, we cannot assure you that our revenue will continue to increase or continue at their current level. For example, in October 2006, we experienced a decline in monthly sales volume in watts and average selling price per watt of our solar cell products of approximately 1.2 MW and RMB 0.6, or approximately 25.3% and 2.2%, respectively, from those in September 2006. The average selling price per watt of our solar cell products declined further by RMB 1.6, or approximately 6.1%, in November 2006 compared to October 2006. Our extremely limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects, in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

If we are unable to remediate the material weaknesses and significant deficiencies in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure and other reporting obligations.

During the course of the preparation and external audit of our financial statements as of and for the period from inception (May 18, 2005) to December 31, 2005 and as of and for the nine-month period ended September 30, 2006, we and our independent registered public accounting firm identified a number of control deficiencies in our internal control over financial reporting, including a number of material weaknesses and significant deficiencies.

Control deficiencies exist when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements in financial reporting on a timely basis. Material weakness is defined as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Among the material weaknesses identified was a lack of an effective control environment, including (i) an insufficient number of finance personnel with an appropriate level of knowledge, experience and training in the application of GAAP and in internal controls over financial reporting commensurate with our reporting requirements, (ii) a lack of an appropriate level of control consciousness as it relates to the establishment and maintenance of an oversight function and communication of internal controls, policies and procedures, assignment of roles and responsibilities, and the necessary lines of communications within its organizational structure to support its activities, (iii) a lack of effective monitoring activities, and (iv) a lack of an effective risk assessment process.

The control environment sets the tone of an organization, influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. Accordingly, the material weakness in our control environment contributed to the development of additional material weaknesses, that are discussed below:

•	ineffective controls over procedures used to enter transaction totals into the general ledger and initiate, authorize, record and process journal entries into the general ledger as well as record recurring and nonrecurring adjustments to the financial statements, due to (i) untimely and inadequate journal entry review and approval by a senior accounting officer, (ii) a lack of appropriate policies and procedures surrounding timely and complete preparation and approval of account analyses and reconciliations with adequate support, and (iii) a lack of effective controls over the preparation and review of the consolidated financial statements and disclosures. Specifically, effective controls were not designed and in place over the process related to identifying and accumulating all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and disclosures;

•	inadequate controls and procedures used (i) to evaluate the creditworthiness of related party suppliers to which we advance funds in order to determine a provision, if necessary, and (ii) to ensure that transactions and arrangements with related parties are appropriately identified and summarized in the accounting records and disclosed in the financial statements;

•	ineffective controls over accounting for income taxes, including the determination of deferred income tax assets and liabilities and related valuation allowance, including a lack of effective controls to review and monitor the accuracy of the components of the income tax provision calculations and related deferred income taxes and to monitor the differences between the income tax basis and the financial reporting basis of assets and liabilities to effectively reconcile the deferred income tax balances;

•	inadequate policies and procedures related to accounting and disclosure for complex contracts, including a lack of adequate controls (i) to identify and centrally accumulate all new significant contracts for review by relevant parties (e.g. our accounting department), (ii) to determine and accurately record the accounting implications of significant contracts, and (iii) to ensure ongoing compliance with terms and conditions of significant contracts;

•	a lack of adequately designed controls over our revenue cycle, including lack of effective controls over (i) documenting approval for exceptions to terms of standard sales contracts, (ii) a lack of evidence documenting our evaluation and approval to extend and monitor credit terms to customers when, on an exception basis, credit is granted to customers, (iii) documenting verification of shipment quantities to sales orders, (iv) documenting methodology for determining doubtful accounts reserve, and (v) adequate disclosure of related party revenues and accounts receivables in the financial statements;

•

a lack of adequately designed controls over the inventory cycle, including lack of effective controls over (i) adequate written instructions for periodic physical inventory counts, (ii) timely reconciliation of physical counts to financial records, (iii) timely maintenance of perpetual inventory records including cutoff procedures, (iv) control over transfers within the production process, (v) documentation of policies and procedures surrounding inventory costing, (vi) documentation of accounting policy, methodology and procedures used to evaluate excess, slow moving, obsolete inventory reserves as well as inventory whose carrying value is in excess of net realizable value including consideration of the impact of advances to related party supplier for future inventory purchases has on these provisions;

•	a lack of adequately designed controls over fixed assets, the related depreciation expense, and leased property and equipment, including lack of adequate controls to (i) periodically perform property and equipment inventory counts, (ii) transfer equipment from construction in progress to fixed assets, (iii) properly capitalize interest expense, (iv) properly calculate depreciation expense of fixed assets, and (v) verify the completeness and accuracy of leased property and equipment and that future obligations related to such leases were properly disclosed;

•	a lack of adequately designed controls over the payroll cycle, including a lack of policies and procedures for (i) approving new employees into the payroll process (including personal information and proper approval for employees’ salaries), (ii) review of time cards submitted by employees for validity and accuracy, and (iii) timely reconciliation of payroll records to the general ledger; and

•	a lack of adequately designed controls over the purchase cycle (i) to document the review of goods received compared with purchase order amounts, (ii) to document inspection of quality of raw materials received by warehouse personnel, (iii) to periodically review accounts payable to vendor statements and (iv) cutoff of expenses at period end.

In addition, we and our independent registered public accounting firm identified significant deficiencies in our internal control over financial reporting. Significant deficiencies are defined as a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. Specifically, the following significant deficiencies were identified:

•	a lack of adequately designed controls over cash and cash equivalents, including a lack of (i) documenting authority for opening and closing bank accounts, (ii) documenting approval for bank signatories, (iii) timely performance of reconciliation and resolution of bank accounts and reconciling items and (iv) adequate segregation between cash custody and accounting duties; and

•	a lack of adequate human resources policies and procedures to address hiring, training, promoting and compensating employees.

Material weaknesses and significant deficiencies in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. As a result, we have begun taking actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. However, we have not yet implemented all of these actions and measures and tested them. Furthermore, we cannot assure you if or when we will be able to remedy these control deficiencies, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.

We are committed to continuing to improve our internal control processes. However, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional actions and measures to address any control deficiencies identified by us or our independent registered public accounting firm.

Under current and proposed rules and regulations implementing SOX 404, we expect to be required to, beginning with the fiscal year ending December 31, 2007, deliver a report that assesses the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm will be required to audit and report on the effectiveness of our internal control over financial reporting. We have a substantial effort ahead of us to complete the documentation and testing of our internal control over financial reporting, and to remediate any material weaknesses identified during that process. We may not be able to complete the required management assessment by our reporting deadline. An inability to complete this assessment in a timely manner or at all would result in receiving something other than an unqualified report from our independent registered public accounting firm with respect to our assessment of internal control over financial reporting. In addition, if material weaknesses are identified and not remediated, we would not be able to conclude that our internal control over financial reporting was effective, which would result in the inability of our independent registered public accounting firm to deliver an unqualified report on the effectiveness of our internal control over financial reporting. Inferior internal control over financial reporting could cause investors to lose confidence in the reliability of our financial statements, and such conclusion could negatively impact the trading price of our ADSs or otherwise harm our reputation.

We have previously operated as a private PRC company and have no experience attempting to comply with U.S. public company obligations. In addition, we only recently began to prepare our financial reports in accordance with U.S. GAAP. Attempting to comply with these requirements will increase our costs and require additional management resources, and we still may fail to comply.

We only recently began to prepare our financial reports in accordance with U.S. GAAP and only our chief financial officer, who was hired in July 2006, has prior experience applying U.S. GAAP. While we are in the process of expanding our accounting and finance staff, we expect to encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. In the short term, we are providing training for our current staff with respect to U.S. GAAP. However, our training may not be effective.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. Compliance with the U.S. Sarbanes-Oxley Act of 2002, as well as other rules of the SEC, the Public Company Accounting Oversight Board and the Nasdaq Global Market, will result in a significant initial cost to us as well as an ongoing increase in our legal, audit and financial compliance costs, and we still may fail to comply.

We currently depend on Jinglong Group for the supply of our silicon wafer requirements. If Jinglong Group fails to deliver to us sufficient quantities of silicon wafers that meet our timing, quality and cost requirements, we may not be able to find suitable alternative suppliers in a timely manner and we may lose customers, market share and revenue.

Our basic raw material in producing solar cells is silicon wafers. We have entered into a long-term silicon wafer supply agreement with Jinglong Group, a PRC company controlled by the shareholders of Jinglong BVI, including our chairman, Baofang Jin, to meet a large portion of our anticipated production needs for 2007. We currently buy almost all our silicon wafer requirements from Jinglong Group. See “Related Party Transactions — Transactions with Jinglong Group — Wafer Supply Agreement.”

Jinglong Group has historically been able to meet our silicon wafer requirements. However, when we install four additional manufacturing lines in Shanghai, which we expect to complete by the end of the third quarter of 2007, we will be required to significantly increase the number of wafers we purchase from Jinglong Group or other suppliers if we intend to operate these manufacturing lines at their full capacity. We cannot assure you that we will be able to renew our supply agreement with Jinglong Group at commercially reasonable terms or at all when our current agreement expires or that we will be able to secure adequate supply of silicon wafers from Jinglong Group or other sources. In addition, to make silicon wafers, Jinglong Group must purchase its polysilicon requirements from polysilicon suppliers. There are a limited number of polysilicon suppliers and currently the solar power industry is experiencing a shortage of polysilicon. Jinglong Group has advised us that it has had an established supply relationship with Hemlock Semiconductor Corporation, or Hemlock, one of the world’s leading suppliers of polysilicon. However, we cannot assure you that Jinglong Group will always be able to obtain sufficient polysilicon to satisfy its contractual obligations to us.

Our inability to obtain silicon wafers at commercially reasonable prices or at all would materially and adversely affect our ability to meet existing and future customer demand and could cause us to lose customers and market share, and could cause us to generate lower than anticipated revenue or any revenue at all, thereby materially and adversely affecting our business, financial condition and results of operations.

Prepayment arrangements for procurement of silicon wafers from M.SETEK, Jinglong Group and other existing and new suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

We make prepayments for procurement of silicon wafers without receiving collateral to secure such payments. Our claims for such payments would rank as unsecured claims, which exposes us to the credit risks of our suppliers in the case of an insolvency or bankruptcy of such suppliers. Under such circumstances, our claims against the suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of the prepayments. Accordingly, a default by our suppliers may have a material adverse effect on our financial condition, results of operations and liquidity. Subsequent to this offering, we may be exposed to significantly greater supplier credit risk as a result of our wafer supply agreement with M.SETEK, a privately-held Japanese company with which we have had no prior direct business relationship. In connection with the planned expansion of M.SETEK’s polysilicon and wafer production capacity in Japan, we entered into a 54-month wafer supply agreement with M.SETEK in December 2006, under which we intend to make a prepayment of US$100 million in the second quarter of 2007, subject to the completion by us of a credit risk assessment of M.SETEK. This prepayment is expected to provide M.SETEK with a significant portion of its capital expenditure requirements for its planned capacity expansion. Upon the prepayment by us of US$100 million, M.SETEK has agreed to supply to us 100,000 wafers per month from July to December 2007, with planned additional monthly supplies scheduled until the end of 2011. We intend to make this prepayment with US$100 million from the net proceeds of this offering. Under the terms of the agreement, the unit price is set at US$5.00 per wafer for July 2007 to December 2007, which will be renegotiated on an annual basis based on market conditions. M.SETEK has agreed to credit future invoices US$1.00 against our US$100 million prepayment for each of the first 100 million silicon wafers it will deliver to us, regardless of any future price adjustments above or below the initial unit price of US$5.00 per wafer. See also “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreements with Jinglong Group and Others.” As a result, we will be subject to a significant credit risk with regard to our US$100 million prepayment in the case of an insolvency or bankruptcy of M.SETEK during a substantial portion of the entire term of this agreement. In addition, should M.SETEK default on its obligations under the agreement we may not be able to recover all or a portion of our prepayment. The agreement may fail to provide us with sufficient contractual protection as it contains insignificant penalties in the event of a default by M.SETEK and no representations or warranties from M.SETEK. Furthermore, M.SETEK is not obliged in any way under the terms of the agreement to use the prepayment in furtherance of its expansion plans. In addition, we may be forced to take legal action in the PRC or in Japan, where M.SETEK is located, to initiate a claim or enforce a judgment against M.SETEK and such legal actions may cost considerable time and expense and may not be ultimately successful. Accordingly, we cannot assure you that we would be able to recover all or any portion of our outstanding prepayment or when any such recovery might occur, all of which may have a material adverse effect on our financial condition, results of operations and liquidity. Although we believe M.SETEK is not a related party, our chairman, Baofang Jin, is an indirect shareholder and the general manager of M.SETEK’s joint venture in China, Ningjin Songgong.

In addition, to allow Jinglong Group to prepay for a portion of its polysilicon requirements to its suppliers, we have agreed to prepay Jinglong Group monthly for specified quantities of silicon wafers at agreed prices under our wafer supply agreement with Jinglong Group that went into effect on July 1, 2006. See “Related Party Transactions — Transactions with Jinglong Group — Wafer Supply Agreement.” As of September 30, 2006, we had approximately RMB 46.4 million in advances to Jinglong Group. In September 2006, we also entered into a 31-month wafer supply agreement with ReneSola which requires us to make a prepayment of RMB 32.1 million in January 2007, representing 30% of the agreed total payments of RMB 107.1 million for wafer supplies to be delivered in 2007. We intend to make this prepayment with cash on hand in January 2007. See “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreements with Jinglong Group and Others.” If the market price of silicon wafers were to decrease after we prepay M.SETEK, Jinglong Group or other suppliers, we will not be able to adjust any historical payment insofar as it relates to a future delivery at a fixed price. Additionally, if demand for our solar cell products decreases, we may incur costs associated with carrying excess materials. Each of such events may have a material adverse effect on our financial condition and results of operations. To the extent that we are not able to pass these increased costs and expenses to our customers, our business, results of operations and financial condition may be materially and adversely affected. Moreover, we may not be able to recover such prepayments and would suffer losses should Jinglong Group or other supplier fail to fulfill its contractual delivery obligations to us.

We are susceptible to the current industry-wide shortage of polysilicon, which could adversely affect our ability to meet existing and future customer demand for our products and cause us to lose customers and market share, generate lower than anticipated revenues and manufacture our products at higher than expected costs.

Polysilicon is the essential raw material to make silicon wafers. Polysilicon is created by refining quartz or sand, and is melted and grown into crystalline ingots. Silicon wafers are then sliced from crystalline ingots. There is currently an industry-wide shortage of polysilicon, which has resulted in limited availability of silicon wafers and significant price increases in both polysilicon and silicon wafers. As demand for solar cells has increased, many participants or companies in the solar power industry have announced plans to add additional manufacturing capacity. When the additional manufacturing capacity becomes operational, it will further increase the demand for polysilicon and may further exacerbate the current shortage. Polysilicon is also used in the semiconductor industry generally and any increase in demand from that sector could compound the shortage. Polysilicon and silicon wafer suppliers have been adding manufacturing capacity in response to the growing demand in recent years. However, building polysilicon production facilities generally requires significant capital and it typically takes an average of 18 to 24 months to construct. As a result, polysilicon and silicon wafer suppliers are generally willing to expand only if they are certain of sufficient customer demands to justify such capital commitment. Increasingly, polysilicon and silicon wafer suppliers are requiring customers to make prepayments for raw materials well in advance of their shipment, which, in turn, leads to significant working capital commitment from solar cell product manufacturers.

We expect that polysilicon demand will continue to exceed supply for the foreseeable future. In order to meet our silicon wafer requirements, we have entered into long-term silicon wafer supply agreements with Jinglong Group, ReneSola and M.SETEK. See “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreements with Jinglong Group and Others.” We also purchase supplies of ingots or polysilicon from third party suppliers and engage Jinglong Group to process wafers from such ingots and polysilicon for us. We cannot assure you that we will be able to secure sufficient quantities of silicon wafers to meet our planned manufacturing requirements. Further increases in the demand for silicon wafers may cause us to encounter shortages or delays in obtaining adequate supplies of silicon wafers, which could materially and adversely affect our ability to operate at full production capacity and our ability to meet existing and future customer demand, resulting in decreased revenues and loss of customers. Furthermore, increases in prices of polysilicon and silicon wafers have increased and may continue to increase our manufacturing cost, and if we cannot pass such cost increase to our customers, our results of operations could be materially and adversely affected.

Furthermore, partly as a result of the industry-wide shortage, we may, from time to time, face the prospect of a shortage of silicon wafers and late or failed delivery of silicon wafers from our suppliers. We may experience actual shortage of silicon wafers or late or failed delivery in the future for the following reasons, among others. First, the terms of our wafer supply agreements with, or purchase orders to, our third-party suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, and in such cases we may not be able to recover damages fully or at all. Second, other than with Jinglong Group, we generally do not have a history of long-term relationships with suppliers who may be able to meet our silicon wafers needs consistently or on an emergency basis. Third, many of our competitors also purchase silicon wafers from our third-party suppliers and have had longer and stronger relationships with, as well as greater buying power and bargaining leverage over, our suppliers.

If we fail to obtain delivery of silicon wafers in amounts and according to time schedules as agreed with the suppliers, or at all, we may be forced to reduce production or secure alternative sources, which may not provide silicon wafers in amounts required by us or at comparable or affordable prices, or at all. Our failure to obtain the required amounts of silicon wafers on time and at affordable prices can seriously hamper our ability to meet our contractual obligations to deliver our products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient silicon wafers will result in underutilization of our existing and planned production facilities and an increase in our marginal production cost, and may prevent us from implementing capacity expansion as currently planned. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

Our future success substantially depends on our ability to significantly increase our manufacturing capacity, output and sales. Our ability to achieve our expansion goals is subject to a number of risks and uncertainties. In addition, we may not be able to manage our expansion effectively.

Our future success depends on our ability to significantly increase our manufacturing capacity, output and sales. We intend to build four solar cell manufacturing lines in Shanghai which we expect to become operational by the end of the third quarter of 2007, each with a rated manufacturing capacity of 25 MW per annum. We intend to lease from Jinglong Group the land and buildings to be used for our planned Shanghai manufacturing facilities. Jinglong Group has paid a portion of the required land grant fees but has not obtained the required land use right certificates for these real properties from the relevant PRC authorities. Consequently, we cannot legally lease any of these real properties from Jinglong Group unless and until Jinglong Group has obtained their land use right certificates. We cannot assure you whether Jinglong Group will obtain these land use right certificates in a timely manner, or at all. As a result, we may not be able to build or operate our Shanghai facilities as planned, or at all. In addition, our ability to establish or successfully operate our additional manufacturing capacity and increase output is subject to other significant risks and uncertainties, including:

•	our ability to raise sufficient funds to build and maintain adequate working capital to operate new manufacturing facilities;

•	our ability to secure adequate supplies of silicon wafers, including our ability to maintain adequate working capital to make prepayments on such supplies;

•	delays and cost overruns associated with the build-out of any additional facilities due to factors, many of which may be beyond our control, such as delays in government approvals, problems with equipment vendors or raw material suppliers and equipment malfunctions and breakdowns;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate additional manufacturing capacity or increase our manufacturing output, we may be unable to expand our business as planned. If we are unable to carry out our planned expansions, we may not be able to meet customer demand, which could result in lower profitability and a loss in market share. Moreover, we cannot assure you that if we do increase our manufacturing capacity and output we will be able to generate sufficient customer demand for our products to support our increased production levels. In addition, to manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Furthermore, our management will be required to initiate, maintain and expand our relationships with new and existing customers, suppliers and other third parties. We cannot assure you that we are able to improve our operations, personnel, systems, internal procedures and controls to adequately support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond effectively to competitive pressures.

Our senior management has worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to our limited operating history and recent additions to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, both our chief financial officer, Mr. Hexu Zhao, and our chief operating officer, Mr. Zhilong Zhang, joined us in July 2006. As a result of these circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business.

There are potential conflicts of interest between us and our largest shareholder, Jinglong BVI.

Jinglong BVI, which is controlled by the shareholders of Jinglong Group, is and will continue to be our largest shareholder after the completion of this offering. In addition, Mr. Baofang Jin, our chairman of the board of directors, is affiliated with Jinglong BVI and is also the president of Jinglong Group. Jinglong Group currently provides a number of products and services to us, including silicon wafer supply and real property leases. Our transactions with Jinglong Group are governed by a number of contracts between Jinglong Group and us, the terms of which were negotiated on an arm’s length basis. See “Related Party Transactions — Transactions with Jinglong Group.” However, the interest of Jinglong BVI may conflict with our own interest with respect to our transactions with Jinglong Group. As a result, we may have limited ability to negotiate with Jinglong Group over the terms of the agreements because Jinglong BVI may exert significant influence on our affairs through the board which could cause us to take actions that may not be in our best interests. In addition, Jinglong BVI may be able to prevent us from taking actions to enforce or exercise our rights under the agreements we entered into with Jinglong Group. Furthermore, we cannot assure you that our transactions with Jinglong Group will always be concluded on terms favorable to us or maintained at the current level or at all in the future.

We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our products to a limited number of customers, most of which are module manufacturers based in China. For the nine months ended September 30, 2006, approximately 47% of our total revenues were derived from sales of our solar cell products to our three largest customers, two of which, Shanghai Chaori Sun Power Technology Development Co., Ltd. and Shanghai Huinong Co., Ltd., were our related parties until August 2006. See “Related Party Transactions — Transactions with Other Related Parties.” In January 2007, we signed our largest long-term customer agreement to date with PowerLight Corporation, or PowerLight, a wholly-owned subsidiary of SunPower Corporation, under which we have agreed to supply PowerLight with a total of 120 MW of solar cells through the end of 2009. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection of our competitor’s products by one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Because we compete in a highly competitive market and many of our competitors have greater resources than us, we may not be able to compete successfully.

The solar power market is intensely competitive and rapidly evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. In the global market, our competitors include photovoltaic divisions of large conglomerates, such as BP Solar International Inc., Schott AG, Sharp Corporation, Mitsubishi Electric Corporation and Sanyo Electric Co., Ltd., specialized cell and module manufacturers such as Motech Industries, Inc., E-Ton Solar Tech Co., Ltd., Q-Cells AG, as well as integrated manufacturers of photovoltaic products such as SolarWorld AG. In the Chinese market, we compete with Suntech Power Co., Ltd., CEEG Nanjing PV-Tech Co. Ltd., Solarfun Power Holdings Co., Ltd., Tianwei Yingli New Energy Resources Co., Ltd. and Jiangyin Jetion Science & Technology Co., Ltd. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Many of our competitors are developing or currently producing products based on new photovoltaic technologies, including amorphous silicon, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies similar to ours. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and longer operating history in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our existing and potential customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

If we do not achieve satisfactory yields or quality in our production of solar cells, our sales could decrease and our relationships with our customers and our reputation may be harmed.

The manufacture of solar cells is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yields, affect the quality of the product and in some cases, cause production to be suspended or yield products unfit for commercial sale. This often occurs during the production of new products or the installation and start-up of new process technologies or equipment. We plan to construct our second solar cell manufacturing facilities with four manufacturing lines, each with a rated manufacturing capacity of 25 MW per annum, in Shanghai which we expect to become operational by the end of the third quarter of 2007. As we expand our manufacturing capacity and add additional manufacturing lines or facilities into production, we may experience lower yields and conversion efficiencies initially as is typical with any new equipment or process. We also expect to experience lower yields initially if we modify our manufacturing processes by utilizing thinner wafers. If we do not achieve satisfactory yields or quality, our product costs could increase, our sales could decrease and our relationships with our customers and our reputation could be harmed, any of which could have a material adverse effect on our business and results of operations.

We may face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

As part of our growth strategy, we plan to expand our sales in new and existing markets, including overseas markets. Any international marketing, distribution and sale of our products will expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, we may not be able to successfully expand our business abroad and grow our businesses as we have planned.

If photovoltaic technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.

The solar power market is at a relatively early stage of development and the extent to which solar power products will be widely adopted is uncertain. Market data in the solar power industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for solar power products, including:

•	cost-effectiveness of solar power products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of solar power products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; and

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down.

The solar power market also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer. If photovoltaic technology proves unsuitable for widespread adoption or if demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for solar power products in our target markets may not develop or may develop to a lesser extent than we anticipated.

Our failure to further refine our technology and manufacturing processes and develop and introduce new solar power products could render our products uncompetitive or obsolete, and reduce our sales and market share.

The solar power industry is rapidly evolving and becoming more competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. A variety of competing photovoltaic technologies that other companies may develop could prove to be more cost-effective and have better performance than solar power products that we develop. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Breakthroughs in photovoltaic technologies that do not use crystalline silicon could mean that companies such as us that rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further refine our technology and develop and introduce new solar power products could render our products uncompetitive or obsolete, and result in a decline in our market share as well as our revenues and profits.

One of the alternative technologies in the production of solar cells is thin film technology, which involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a solar cell. The use of thin film technology in the production of solar cells would significantly reduce the consumption of silicon materials and manufacturing costs. Some universities, research institutions and companies in the solar power industry have devoted resources to the research and development on commercialization of thin film technology in the production of solar cells. New developments in commercialization of thin film technology may render our existing technologies obsolete and our products uncompetitive, which would result in loss in our profitability and market share and could materially and adversely affect our business, financial condition and results of operations.

In addition, any new development or adjustment in the manufacturing processes may affect our ability to maintain our competitive position. For example, we currently only produce monocrystalline solar cells because our wafer supplies are monocrystalline. If our new suppliers provide us with multicrystalline silicon wafers, we believe that we are capable of producing multicrystalline solar cells by making minor adjustments in our manufacturing processes. However, we cannot assure you that we can competitively produce solar cells from multicrystalline silicon wafers. Any failure to refine our manufacturing processes to competitively produce new solar cell products may result in a loss of our market share and revenue, which could materially and adversely affect our business, financial condition and results of operations.

The reduction or elimination of government subsidies and economic incentives could cause our revenue to decline.

We believe that the near-term growth of the market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, depends in a large part on the availability and size of government subsidies and economic incentives. The solar power market is segmented into two main application types: on-grid applications and off-grid applications In the year of 2005, on-grid application represented 86.4% of the whole solar power market, according to Solarbuzz. The reduction or elimination of government and economic incentives may adversely affect the growth of this market or result in increased price competition, both of which could cause our revenue to decline and materially and adversely affect our business, financial conditions and results of operations.

Today, the cost of solar power exceeds the cost of power furnished by the electric utility grid in many locations. As a result, government bodies in many countries, most notably Germany, Spain, Japan and the U.S., have provided incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems and political changes in Germany could result in significant reductions or eliminations of incentives, including the reduction of feed-in tariffs over time. In addition, the Spanish government has recently announced a proposed legislation, which is expected to be passed into law by January 2007, to reduce the feed-in tariff from the current rate of €0.44 per KW to €0.33 per KW over the next 25 years. Some solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. Reductions in, or eliminations or expirations of, these governmental subsidies and economic incentives could result in decreased demand for our products and cause our revenue to decline.

In addition, despite governmental subsidies and economic incentives, these countries may from time to time experience a slowdown in demand for photovoltaic products. For example, Germany has recently experienced a significant slowdown in demand for photovoltaic products, which has led to worldwide declines in photovoltaic product shipments, prices and margins. This has had a material adverse effect on the level of growth of our sales and revenues in the months of October and November 2006.

Future increases in the supply of polysilicon, increased competition and other changing market conditions may cause a decline in the demand and average selling prices of solar cells and may potentially increase the level of our earnings volatility and reduce our profitability.

Due to the current shortage of polysilicon, solar cell manufacturers are experiencing over-capacity, with an average capacity utilization rate of 78% in 2005, according to Solarbuzz. However, it is expected that the polysilicon supply constraints will ease in 2008 as silicon producers increase their production. Any significant increase in the polysilicon supply may allow higher utilization of existing and planned solar cell production capacity which could result in significant downward pressure on the average selling prices of solar cells. In addition, increased competition from existing solar cell producers and new market participants as well as changes in other market conditions, such as reduced demand for solar power products in the end user markets, may cause a decline in the demand and average selling prices of solar cells from time to time. In October 2006, we experienced a decline in monthly sales volume in watts and average selling prices per watt of our solar cell products of approximately 1.2 MW and RMB 0.6, or approximately 25.3% and 2.2%, respectively, from those in September 2006. The average selling price per watt of our solar cell products declined further by RMB 1.6, or approximately 6.1%, in November 2006 compared to October 2006. Since September 2006, at the request of our customers in China, we have agreed to terminate or amend the terms of some of our long-term customer agreements. Further declines in solar cell demand or selling prices could result in increases in the level of our earnings volatility and reductions in our profitability, which would materially and adversely affect our business, financial condition and results of operations.

An increase in interest rates could make it difficult for end-users to finance the cost of a solar power system and could reduce the demand for our solar cells.

Many of our end-users depend on debt financing to fund the initial capital expenditure required to purchase and install a solar power system. As a result, an increase in interest rates could make it difficult for our end-users to secure the financing necessary to purchase and install a solar power system on favorable terms, or at all, and thus lower demand for our solar cells and reduce our net sales. In addition, we believe that a significant percentage of our end-users install solar power systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor’s return on investment in a solar power system, or make alternative investments more attractive relative to solar power systems, and, in each case, could cause these end-users to seek alternative investments.

We obtain certain manufacturing equipment from sole suppliers and if such equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of our equipment used in the manufacture of our solar cell products has been developed and made specifically for us, is not readily available from alternative vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, we obtain some equipment from sole suppliers. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier’s failure to supply our ordered equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay the capacity expansion of our manufacturing facilities and otherwise disrupt our production schedule or increase our costs of production.

Problems with product quality or product performance in our solar cells could result in a decrease in revenue, unexpected expenses and loss of market share.

While we employ quality assurance procedures at key manufacturing stages to identify and resolve quality issues, our solar cells may contain defects that are not detected until after they are shipped or installed. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts, lead to returns of, or requests to return, our products and significantly affect our customer relations and business reputation. If we deliver solar cells with errors or defects, or if there is a perception that our solar cells contain errors or defects, our credibility and the market acceptance and sales of our solar power products could be harmed.

The success of our business depends on the continuing efforts of our key personnel and our business may be severely disrupted if we lose their services.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel, particularly those with expertise in the solar power industry. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our qualified technical personnel. If we are unable to attract and retain qualified technical personnel, our business may be materially and adversely affected.

We rely heavily on the continued services of our executive officers, including Mr. Huaijin Yang, our chief executive officer, and Dr. Ximing Dai, our chief technology officer. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some or all of our customers. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Each of our executive officers and other key personnel have entered into employment agreements with us, which contain confidentiality and non-competition provisions. However, if any disputes arise between our employees and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly and may not be resolved in our favor.

We seek to protect our proprietary manufacturing processes, documentation and other written materials primarily through intellectual property laws and contractual restrictions. However, we have not obtained patent protection for our technology related to the manufacture of our solar cells. Instead, we rely on trade secrets and other similar protections. We also require employees and consultants with access to our proprietary information to execute confidentiality agreements with us. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	people may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting it;

•	policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and

•	enforcement under intellectual property laws in China may be slow and difficult in light of the application of such laws and the uncertainties associated with the PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, to generate revenue and to grow our business.

We cannot assure you that infringement of our intellectual property rights by other parties does not exist now or that it will not occur in the future. To protect our intellectual property rights and to maintain our competitive advantage, we may file suits against parties who we believe infringe our intellectual property. Such litigation may be costly and may divert management attention as well as expend our other resources away from our business. In certain situations, we may have to bring suit in foreign jurisdictions, in which case we are subject to additional risks as to the result of the proceedings and the amount of damage that we can recover. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to lose significant rights and pay significant damage awards.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. Although we are not currently aware of any parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to such claims in the future. Also, because patent applications in many jurisdictions are kept confidential for 18 months before they are published, we may be unaware of other persons’ pending patent applications that relate to our products or processes. Our suppliers such as Jinglong Group may also become subject to infringement claims, which in turn could negatively impact our business. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers deferring or limiting their purchase or use of our products until resolution of such litigation. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Although a substantial portion of our solar cells are used in products sold outside China, we currently have no intention to apply for any patents outside China. Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China were to be restricted by intellectual property claims by third parties.

We do not have, and have not applied for, any patent for our proprietary technologies outside China although we believe a substantial portion of our solar cells are used in products sold outside China. As a result, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which our solar cell products are sold ultimately. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our solar cell products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Changes to existing regulations over the utility sector and the solar power industry may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing and technical interconnection of end user-owned power generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. End users’ purchases of alternative energy sources, including solar power products, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our solar power products and make products that use our solar cells less desirable, thereby having an adverse effect on our business, prospects, results of operations and financial condition.

We anticipate that products that use our solar cells and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to products that use our solar cells may result in significant additional expenses to us and end users and, as a result, could cause a significant reduction in demand for our solar cells and the products that use our solar cells.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities, and we are subject to regulations and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations. Under PRC environmental regulations, we are required to obtain a pollutant discharging permit and a safety appraisal, which includes a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers, with relevant governmental authorities after we have completed the installation of our manufacturing lines but before the manufacturing lines commence commercial production. We are also required to undergo an environmental protection examination and obtain approval with relevant governmental authority within three months of the launch of trial production and before the manufacturing lines commence full operation. The relevant governmental authorities have the right to impose fines or a deadline to cure any non-compliance, or order us to cease the production if we fail to comply with these requirements.

We obtained the pollutant discharging permit, the safety appraisal and the environmental protection examination and approval only after we had commenced full operation of our manufacturing lines, which was not in compliance with the relevant PRC environmental regulations. We were not imposed any fines, which may be up to RMB 50,000 (US$6,326) under the relevant environmental regulations, or other penalties by or from the environmental authorities for these past non-compliances. However, if we fail to comply with relevant environmental regulations in the future, we may be required to pay fines, suspend production or cease operation. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.

As with other solar power product manufacturers, our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damages, environmental damages and business interruptions. We do not currently carry any third-party liability insurance against claims relating to personal injury, property or environmental damage arising from accidents on our properties or relating to our operations. Any occurrence of these or other accidents in our operation could have a material adverse effect on our business, financial condition or results of operations.

We are also exposed to risks associated with product liability claims in the event that the use of the solar power products we sell results in injury. Although our solar cell products do not generate electricity without being incorporated into modules or other solar power devices, it is possible that users could be injured or killed by modules or other devices incorporating our solar cells, whether by product malfunctions, defects, improper installation or other causes. We only commenced commercial shipment of our products in April 2006 and, due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

In addition, the normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions, equipment failures, as well as natural disasters. For example, our manufacturing facilities in Ningjin experienced a scheduled five-day power outage in November 2006 due to an overhaul of the power grid in the Ningjin area. As the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources, and our business and results of operations may be materially and adversely affected.

As we have granted and will continue to grant employee share options to certain of our directors, officers, employees and consultants, our net income will be adversely affected.

On August 18, 2006, we adopted our 2006 stock incentive plan, under which we may grant options to purchase up to a maximum of 8,656,000 ordinary shares, plus a number of ordinary shares equal to 10% of any additional share capital of us issued following the effective date of such stock option plan to certain of our directors, employees and consultants. On August 21, 2006, we granted options to purchase 1,728,000 ordinary shares to certain of our directors, employees and consultants. In accordance with Statement No. 123 (Revised 2004), “Share-Based Payment,” or SFAS 123(R), of the Financial Accounting Standards Board, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005, we are required to account for compensation costs for all share options including share options granted to our directors, employees and consultants using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our 2006 stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important employee recruitment and retention tool. As we have granted and will continue to grant employee share options or other share-based compensation in the future, our net income will be adversely affected.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and most of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct substantially all of our business through our subsidiary, JingAo Solar Co., Ltd., or JA China, which is a limited liability company established in China. JA China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely on dividends paid by our operating subsidiary for our cash needs.

We primarily rely on dividends paid to us by our operating subsidiary, JA China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by JA China only out of accumulated profits as determined in accordance with accounting standards and regulations in China. JA China is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. In addition, at the discretion of its board of directors, JA China may allocate a portion of its after-tax profits to its staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Further, if JA China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Fluctuation in the value of the Renminbi may have a material adverse effect on our business and on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi from approximately RMB 8.2765 per US$1.00 as of July 21, 2005 to RMB 7.7752 per US$1.00 as of January 19, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a significant portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, as we primarily rely on dividends paid to us by our operating subsidiary, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

In addition, an appreciation in the value of the Renminbi against foreign currencies could make our solar cells more expensive for our international customers as well as reduce the competitiveness of our PRC customers in the international market, thus potentially leading to a reduction in our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with these companies.

PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary, JA China, is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by JA China under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. To utilize the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterparts. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises established in the PRC are generally subject to an enterprise income tax rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax. Our operating subsidiary, JA China, was established as a foreign-invested enterprise in the PRC and is thus subject to PRC enterprise income tax of 33.0%. The PRC government has provided certain incentives to foreign invested companies in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the Income Tax Law and the related implementing rules, foreign-invested enterprises engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC enterprise income taxes starting from the year they become profitable, and a 50% tax reduction for the three years thereafter. As a result, we expect that JA China will be entitled to a two-year enterprise income tax exemption for 2006 and 2007, and will receive a 50% enterprise income tax reduction for 2008, 2009 and 2010, assuming that we will be profitable for each of these years.

As these tax benefits expire or otherwise become unavailable, the effective tax rate of JA China will increase significantly, and any increase of JA China’s income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas. The circular states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. We believe our shareholders who are PRC residents as determined by the relevant branch of SAFE have registered with the relevant branch of SAFE with respect to their investments in us and our acquisition of their interests in JA China as currently required. However, we cannot provide any assurances that their existing registrations have fully complied with, and they will make necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by these SAFE circulars. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject these PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’ ability to distribute dividends to our company.

As it is uncertain how SAFE will interpret or implement its circular, we cannot predict how this circular and other SAFE circulars will affect our business operations or future strategies. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our business and prospects.

A new PRC rule on mergers and acquisitions may require us to obtain approvals by the PRC government and regulatory authorities for this offering.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the “New M&A Rule,” which became effective on September 8, 2006. The New M&A Rule purports, among other things, that an offshore specific purpose vehicle, or SPV, formed for the listing purpose through acquisition of a PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. However, the New M&A Rule does not expressly provide that approval from the CSRC is required for the offshore listing of a SPV which acquires, directly or indirectly, equity interest or shares of a domestic PRC entity held by domestic companies or individuals by cash payment, nor does it expressly provide that approval from CSRC is not required for the offshore listing of a SPV which has fully completed its acquisition of equity interest of a domestic PRC entity prior to September 8, 2006. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to the CSRC by the SPVs seeking approval for their overseas listing of securities. It is unclear whether the provisions in the New M&A Rule regarding the offshore listing and trading of the securities of a SPV applies to an offshore company such as us which has acquired the equity interest of a PRC domestic entity in cash and has completed the acquisition of the equity interest of a PRC domestic entity prior to the effective date of the New M&A Rule. In this respect, we and our PRC counsel, Tian Yuan Law Firm, consulted with the International Department of the CSRC, which department examines and approves offshore listings by PRC enterprises, and its preliminary response was that the New M&A Rule has no retroactive effect and as a result, our offshore listing would not be subject to the approval of the CSRC because the acquisition of the equity interest of JA China by JA BVI was approved and completed before September 8, 2006. Based on the results of such inquiry as well as its interpretation of the New M&A Rule, our PRC counsel, Tian Yuan Law Firm, has advised us that the CSRC approval is not required for this offering and our listing on the Nasdaq Global Market. However, we cannot assure you that the relevant PRC government agency, including the Ministry of Commerce or other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or another PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering and our listing on the Nasdaq Global Market, we may face sanctions by the CSRC or other PRC regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Related to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Before this initial public offering, there was no public market for our ADSs or ordinary shares. We cannot assure you that an active public market for our ADSs will develop or that the market price of our ADSs will not decline below their initial public offering price. The initial public offering price of our ADSs will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. You may be unable to resell your ADSs at a price that is attractive to you.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers, our potential customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other photovoltaic technology companies;

•	addition or departure of our executive officers and key research personnel;

•	fluctuations in the exchange rate between the U.S. dollar and RMB;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$8.61 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of September 30, 2006, after giving effect to this offering and an initial public offering price of US$13.50 per ADS, the midpoint of the estimated range of the initial public offering price. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering (assuming no exercise by the underwriters of options to acquire additional ADSs), we will have 131,520,000 ordinary shares outstanding, including 45,000,000 ordinary shares represented by 15,000,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act, except to the extent acquired by persons deemed to be our “affiliates.” The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) August 21, 2007, the first anniversary of the grant date, and (ii) the expiration of the aforementioned 180-day lock-up period, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are sold into the market either prior to or after the expiration of the lock-up period, the market price of our ADSs could decline.

Our second amended and restated articles of association will contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We are considering adopting our second amended and restated articles of association, which will become effective immediately upon trading of our ADSs on the Nasdaq Global Market. Our second amended and restated articles of association will limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

As at the date of this prospectus, our authorized share capital consists of 493,480,000 ordinary shares, par value US$0.0001 each, of which 80,000,000 ordinary shares are currently issued and outstanding, and 6,520,000 Series A preference shares, par value US$0.0001 each, all of which are currently issued and outstanding. Immediately after the completion of this public offering (assuming no exercise by the underwriters of options to acquire additional ADSs), we will have 131,520,000 ordinary shares and no preferred shares issued and outstanding. Our articles of association authorizes our board of directors to approve from time to time the issuance of additional ordinary shares of one or more classes or series of ordinary or preference shares as it shall determine subject to applicable regulatory requirements, to the extent that such shares are authorized but unissued. Our board of directors may issue such class or series of preferred shares without further shareholder approval. Issuance of additional ordinary or preference shares may dilute the voting power of holders of ordinary shares and may be used as an anti-takeover device without further action on the part of the shareholders.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated articles of association, which will become effective upon commencement of the trading of our ADSs on the Nasdaq Global Market, the minimum notice period required to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs will be governed by our second amended and restated articles of association, which, will become effective upon the trading of our ADSs on the Nasdaq Global Market, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforcement of Civil Liabilities.”

We have not determined any specific use for a portion of the net proceeds to us from this offering and we may use such portion of the net proceeds in ways with which you may not agree.

We have not allocated a portion of the net proceeds to us from this offering to any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of such proceeds we receive from this offering. Such proceeds we receive may be used for corporate purposes that do not improve our profitability or increase our share price. Such proceeds we receive from this offering may also be placed in investments that do not produce income or that may lose value.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental incentives for the deployment of solar energy;

•	our beliefs regarding the solar power industry revenue growth;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the low-cost advantage of solar cell production in China;

•	our beliefs regarding the competitiveness of our solar power products;

•	our expectations regarding the scaling of our solar power capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials in the future;

•	our expectations with respect to our ability to develop relationships with customers in our target markets;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.

This prospectus also contains data related to the solar power market worldwide and in China. These market data, including market data from Solarbuzz, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may be materially different from the projections based on these assumptions. Therefore, you should not rely upon forward-looking statements as predictions of future events.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately US$185.6 million from this offering, after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, the net proceeds we will receive will be approximately US$213.9 million. For the purpose of estimating net proceeds, we are assuming an initial public offering price of US$13.50 per ADS, the midpoint of the estimated range of the initial public offering price. A US$1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by approximately US$14.0 million.

We intend to use the net proceeds of this offering for the following purposes:

•	US$100 million to prepay for raw materials pursuant to our long-term wafer supply agreement with M.SETEK;

•	approximately US$20 million to prepay for raw materials from other suppliers, including Jinglong Group;

•	approximately US$20 million to purchase manufacturing equipment and construct certain operating facilities for our planned Shanghai facilities to expand our manufacturing capacity;

•	approximately US$19 million to repay our short-term debt obligations;

•	approximately US$10 million to enhance our research and development capabilities; and

•	the remaining amount to be used for working capital and other general corporate purposes.

We intend to use US$100 million of the net proceeds of this offering to prepay for raw materials pursuant to our long-term wafer supply agreement with M.SETEK. See “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreements with Jinglong Group and Others” and “Risk Factors — Risks Related to Our Business — Prepayment arrangements for procurement of silicon wafers from M.SETEK, Jinglong Group and other existing and new suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.” We have been advised by M.SETEK that it will use our prepayment to satisfy a portion of its capital expenditure requirements in connection with the expansion of its polysilicon and wafer production capacity in Japan. To the extent M.SETEK is unable to source additional funding to meet the balance of its capital expenditure requirements or is otherwise unable to expand its capacity as planned, its ability to satisfy its delivery requirements with us may be materially and adversely affected, which may in turn have a material and adverse effect on our ability to secure wafer supply. Although we believe M.SETEK is not a related party, our chairman, Baofang Jin, also is an indirect shareholder and the general manager of Ningjin Songgong Semiconductor Co., Ltd., or Ningjin Songgong, a joint venture of M.SETEK in China.

The following table sets forth a summary of our outstanding short-term debt obligations that we intend to repay using part of the net proceeds we will receive from this offering. The proceeds of these loans have been, and will be, prior to the completion of this offering, used primarily for purchase of or prepayment for raw materials.

Lender	Date of borrowing	Due date	Principal (in RMB)	Interest rate
Bank of Communications	February 2006	February 2007	50,000,000	6.138%
Agricultural Bank of China	October 2006	October 2007	50,000,000	6.12%
Bank of China	December 2006	December 2007	50,000,000	6.12%

To utilize the proceeds of this offering, as an offshore holding company, we are permitted, under PRC regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registrations and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described above.

Pending use of the net proceeds, we intend to invest our net proceeds in interest bearing, investment-grade debt instruments or bank deposits.

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and to expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by JA China, our wholly owned subsidiary in the PRC, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, JA China is required to allocate at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of JA China’s registered capital, which totaled RMB 120.0 million (US$15.0 million) as of September 30, 2006. These reserves are not distributable as cash dividends. In addition, at the discretion of its board of directors, JA China may allocate a portion of its after-tax profits to its staff welfare and bonus funds. These reserve funds may not be distributed as cash dividends. Further, if JA China incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2006:

•	on an actual basis; and

•	as adjusted to reflect the automatic conversion of all our outstanding preference shares into 6,520,000 ordinary shares upon the closing of this offering and our sale of 15,000,000 ADSs in this offering at an assumed offering price of US$13.50, the mid-point of the estimated range of the initial public offering price, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes included in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2006
	Actual		As adjusted
	RMB	US$(1)	RMB	US$(1)
Debt (short-term bank borrowings)	100,000,000	12,651,822	100,000,000	12,651,822

Preference shares (par value US$0.0001 per share; 6,520,000 shares authorized, issued and outstanding)	110,339,961	13,960,015	—	—

Shareholders’ equity:
Ordinary shares (par value US$0.0001 per share; 493,480,000 shares authorized, 80,000,000 issued and outstanding, 131,520,000 shares issued and outstanding on an as adjusted basis)	66,212	8,377	106,958	13,532
Additional paid-in capital(2)	105,068,135	13,293,033	1,683,599,489	213,006,008
Retained earnings	16,655,656	2,107,244	16,655,656	2,107,244

Total shareholders’ equity(2)	121,790,003	15,408,654	1,700,362,103	215,126,784

Total capitalization(2)	332,129,964	42,020,491	1,800,362,103	227,778,606

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB 7.9040 to US$1.00, the noon buying rate for U.S. dollars in effect on September 29, 2006 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of US$13.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately US$14.0 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after the offering. Dilution results from the fact that the per ordinary share offering price of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2006 was RMB 114,296,869 (US$14,460,636) or RMB 1.43 (US$0.18) per ordinary share and US$0.54 per ADS. Our net tangible book value as of September 30, 2006, as adjusted to give effect to the conversion of our preference shares into ordinary shares, as if the conversion occurred on September 30, 2006, was RMB 224,636,830 (US$28,420,652), or RMB 2.60 (US$0.33) per ordinary share and US$0.99 per ADS. Net tangible book value represents total consolidated tangible assets less total consolidated liabilities. Without taking into account any other changes in such net tangible book value after September 30, 2006, other than to give effect to the conversion of our preference shares into ordinary shares upon completion of this offering, our sale of 15,000,000 ADSs in this offering at the initial public offering price of US$13.50 per ADS (the mid-point of the range set forth on the cover of this prospectus) and after deducting the underwriting discount and estimated offering expenses, our net tangible book value as of September 30, 2006 would have been US$214,178,766, or US$1.63 per share and US$4.89 per ADS. This represents an immediate increase in net tangible book value of US$1.30 per ordinary share, or US$3.90 per ADS, to existing shareholders and an immediate dilution of US$2.87 per ordinary share, or US$8.61 per ADS, to investors purchasing ADSs in this offering. Dilution is determined by subtracting net tangible book value per ADS after this offering from the amount of cash paid by a new investor for one ADS. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share	US$	4.50
Net tangible book value per ordinary share as of September 30, 2006	US$	0.18
Net tangible book value per ordinary share as of September 30, 2006, as adjusted to give effect to the conversion of our preference shares into ordinary shares	US$	0.33
Increase in net tangible book value per ordinary share attributable to this offering	US$	1.30
Net tangible book value per ordinary share after giving effect to this offering, as adjusted to give effect to the conversion of our preference shares into ordinary shares	US$	1.63
Dilution per ordinary share to new investors	US$	2.87
Dilution per ADS to new investors	US$	8.61

A US$1.00 increase (decrease) in the assumed public offering price of US$13.50 per ADS would increase (decrease) (i) our net tangible book value after giving effect to the offering by approximately US$14.0 million; (ii) the net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.11 per ordinary share and US$0.32 per ADS; and (iii) the dilution per ordinary share and per ADS to new investors in this offering by US$0.23 per ordinary share and US$0.68 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the underwriting discount and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2006, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per share and the average price per ADS, each paid before deducting the underwriting discount and our estimated offering expenses.

	Shares purchased		Total consideration			Average price per share		Average price per ADS
	Number	Percent	Amount		Percent
	(in thousands, except for percentage and per share and per ADS data)
Existing holders	86,520,000	65.8%	US$	20,750,001	9.3%	US$	0.24	US$	0.72
New investors	45,000,000	34.2	US$	202,500,000	90.7	US$	4.50	US$	13.50

Total	131,520,000	100.0%	US$	223,250,001	100.0%	US$	1.70	US$	5.09

A US$1.00 increase (decrease) in the assumed initial public offering price of US$13.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$15.0 million, US$15.0 million and US$0.34, respectively, assuming no change in the underwriting discount and other offering expenses.

The discussion and tables above assume no exercise of outstanding stock options. As of September 30, 2006, there were stock options outstanding to purchase a total of 1,728,000 ordinary shares, with a weighted average exercise price of US$2.147 per share. To the extent that any of these stock options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

We conduct almost all of our business operations in and from China in Renminbi. Solely for your convenience, this prospectus contains translations of Renminbi amounts into U.S. dollar amounts at US$1.00 = RMB 7.9040, the noon buying rate for U.S. dollars in effect on September 29, 2006 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollar could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through direct regulation of the conversion of Renminbi into foreign currency as we have disclosed in “Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of Renminbi may have a material adverse effect on our business and on your investment” and “— PRC regulations on currency exchange and foreign investment may limit our ability to receive and use our revenues effectively and may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
July	7.9690	—	8.0018	7.9690
August	7.9538	—	8.0000	7.9538
September	7.9040	—	7.9545	7.8965
October	7.8785	—	7.9168	7.8728
November	7.8340	—	7.8750	7.8303
December	7.8041	—	7.8350	7.8041
2007 (through January 19)	7.7752	—	7.8127	7.7705
January (through January 19)	7.7752	—	7.8127	7.7705

Source: Federal Reserve Bank of New York.

(1)	Determined by averaging the noon buying rates on the last business day of each month or the elapsed portion thereof during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to that of the United States and these securities laws provide significantly less protection to investors; and

•	the Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

Almost all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers, Dill and Pearman, our counsel as to the laws of the Cayman Islands, and Tian Yuan Law Firm, our counsel as to Chinese law, have advised us respectively that there is uncertainty as to whether the courts of the Cayman Islands or China respectively would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the Cayman Islands or China respectively against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers, Dill and Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes, or other charges of a like nature or in respect of a fine or other penalty, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments based either on treaties between China and the country where the judgment is rendered or on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected consolidated financial and operating data in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The selected consolidated financial data presented below as of December 31, 2005 and September 30, 2006 and for the period from inception (May 18, 2005) to December 31, 2005 and the nine-month period ended September 30, 2006 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this prospectus. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year. The historical results are not necessarily indicative of results to be expected in any future period.

	For the period from inception to December 31, 2005	For the nine months ended September 30, 2006
	RMB	RMB	US$(1)
Consolidated Statements of Operations Data:
Revenue from third parties	—	255,709,240	32,351,878
Revenue from related parties	—	91,344,893	11,556,793

Total revenues	—	347,054,133	43,908,671
Cost of revenues	—	(258,429,361)	(32,696,022)

Gross profit	—	88,624,772	11,212,649
Selling, general and administrative expenses(2)	(2,638,340)	(30,769,792)	(3,892,939)
Research and development expenses	(383,468)	(711,878)	(90,066)

Total operating expenses	(3,021,808)	(31,481,670)	(3,983,005)

Income/ (loss) from operations	(3,021,808)	57,143,102	7,229,644

Interest expense	—	(2,835,986)	(358,804)
Interest income	38,965	425,018	53,773
Foreign exchange gain/ (loss)	(128,152)	256,250	32,420

Income/ (loss) before income taxes	(3,110,995)	54,988,384	6,957,033
Income tax benefit/ (expense)	—	—	—

Net income/ (loss)	(3,110,995)	54,988,384	6,957,033

Preferred shares accretion	—	(489,600)	(61,943)
Preferred shares beneficial conversion charge	—	(34,732,133)	(4,394,248)

Allocation of net income to participating preferred shareholders	—	(233,246)	(29,510)

Net Income available to ordinary shareholders	(3,110,995)	19,533,405	2,471,332

Net income/(loss) per share:
Basic	(0.04)	0.24	0.03
Diluted	(0.04)	0.24	0.03

Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000	80,000,000
Diluted	80,000,000	80,000,000	80,000,000

Consolidated Statements of Cash Flows Data:
Cash flows (used in) or provided by:
Operating activities	(1,635,016)	(57,801,518)	(7,312,945)
Investing activities	(37,971,977)	(83,995,789)	(10,626,998)
Financing activities	50,699,555	204,840,478	25,916,052

	For the period from inception to December 31, 2005	For the nine months ended September 30, 2006
Other Consolidated Financial Data (in percentages)
Gross margin	—	25.5%
Operating margin	—	16.5%
Net margin	—	15.8%

Selected Operating Data
Products sold (in units)	—	5,226,239
Products sold (in MW)	—	12.61
Average selling price per watt (in RMB)	—	27.00
Average selling price per watt (in US$(1))	—	3.42

	As of December 31, 2005	As of September 30, 2006
	RMB	RMB	US$(1)
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,970,605	73,532,762	9,303,234
Account receivable from third party customers	—	37,546,177	4,750,275
Inventories	—	105,848,430	13,391,755
Advances to related party supplier	—	46,380,354	5,867,960
Other current assets	455,088	9,039,533	1,143,666
Total current assets	11,425,693	272,347,256	34,456,890
Property and equipment, net	39,392,413	126,103,343	15,954,370
Intangible asset, net	8,250,000	7,493,134	948,018
Total assets	59,068,106	405,943,733	51,359,278
Total debt	—	100,000,000	12,651,822
Total liabilities	2,479,546	173,813,769	21,990,609
Preferred shares	—	110,339,961	13,960,015
Total shareholders’ equity	56,588,560	121,790,003	15,408,654

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB 7.9040 to US$1.00, the noon buying rate for U.S. dollars in effect on September 29, 2006 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Includes RMB 16,531,542 (US$2,091,541) in share-based compensation cost for the nine months ended September 30, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations are based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those set forth under the caption “Risk Factors” and elsewhere in this prospectus.

Overview

We are an emerging and fast-growing manufacturer of high-performance solar cells based in China. We conduct our business through our indirectly wholly-owned subsidiary JingAo Solar Co., Ltd., or JA China, and operate and manage our business as a single segment. We commenced our business through JA China in May 2005. Pursuant to a recapitalization plan, all of the former shareholders of JA China transferred their equity interests in JA China to JA Development Co., Ltd., or JA BVI, our wholly-owned subsidiary incorporated under the laws of the British Virgin Islands. This recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

We derive revenues primarily from sales of solar cells to solar module manufacturers. We made our first commercial shipment in April 2006 from our first solar cell manufacturing line located in Ningjin, Hebei province, which has a rated manufacturing capacity of 25 MW per annum. By the end of July 2006, our first solar cell manufacturing line was operating at its full capacity. We have installed two additional manufacturing lines each with a rated manufacturing capacity of 25 MW per annum in the same facilities, which became fully operational in October 2006 and resulted in us having a total rated manufacturing capacity of 75 MW per annum. We generated revenues of RMB 347.1 million (US$43.9 million) and net income of RMB 55.0 million (US$7.0 million) for the nine months ended September 30, 2006.

We have an extremely limited operating history, which may not provide a meaningful basis to evaluate our business. You should consider the risks and difficulties frequently encountered by early-stage companies, such as us, in new and rapidly evolving markets, such as the solar power market. Recent growth in our results of operations should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance.

Factors Affecting our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Demand for solar cells is critical to our business and revenue growth. The solar power market has experienced significant growth in the past few years. According to Solarbuzz, the global solar power market, as measured by annual solar power system installations, increased from 345 MW in 2001 to 1,460 MW in 2005, representing a CAGR of 43.4%, while solar power industry revenues grew from approximately US$2.0 billion in 2000 to approximately US$9.8 billion in 2005, representing a CAGR of 37.4%. Despite the rapid growth, solar power industry may have significant growth potential due to its advantages over other forms of electricity generation and because it still constitutes only a small portion of the world’s energy output. Solarbuzz projects that annual solar power industry revenues will reach US$18.6 billion by 2010, representing a CAGR of 13.7% from 2005.

Capacity Expansion

We have been expanding our manufacturing capacity since inception, and we intend to further expand our manufacturing capacity by constructing more manufacturing lines. We commenced commercial production of our first solar cell manufacturing line located in Ningjin, Hebei province with a rated manufacturing capacity of 25 MW per annum in April 2006. With our experienced technical and production teams, we were able to achieve full manufacturing capacity in July 2006. We have installed two additional manufacturing lines each with a rated manufacturing capacity of 25 MW per annum in the same facility, which became fully operational in October 2006. We plan to construct new manufacturing facilities in Shanghai with four manufacturing lines, each with a rated capacity of 25 MW per annum, to increase our total rated manufacturing capacity to 175 MW per annum by the end of the third quarter of 2007. We expect that increases in production capacity will have a significant effect on our financial condition and results of operations by increasing our revenues through increases in the production and sales of solar cells, and lowering our per unit manufacturing costs through economies of scale.

Availability and Price of Silicon Wafers

Silicon wafers are the most important raw material for the manufacturing of solar cell products. Polysilicon is the essential raw material from which silicon wafers are made. There is currently an industry-wide shortage of polysilicon resulting primarily from growing demand of the solar power and semiconductor industries, and limited growth in polysilicon manufacturing capacities. The limited availability of polysilicon and thus silicon wafers has resulted in significant price increases of both polysilicon and silicon wafers. As the solar power industry continues to grow, the availability of silicon wafers will, to a large extent, determine the output of solar cell manufacturers, including us. Failure to obtain sufficient quantities of polysilicon and silicon wafers could reduce the number of solar cells we manufacture and sell, resulting in decreases in our revenues, as well as limit our manufacturing capacity expansion as planned.

The success of our business and our growth strategy depends heavily on securing sufficient supply of silicon wafers to meet our existing and planned production capacity. We currently have a long-term silicon wafer supply agreement with Jinglong Group, the largest producer and supplier of monocrystalline silicon wafers in China. Prices of silicon wafers we purchased from Jinglong Group are determined between us and Jinglong Group based on market conditions in China and we believe silicon wafer prices in the Chinese market are generally higher than those in the international market. Jinglong Group supplied us with approximately 2.7 million silicon wafers in each of October, November and December 2006, and has agreed to supply us with not less than 2.7 million silicon wafers per month until and including April 2007, and not less than 4.0 million silicon wafers per month for the remaining months of 2007. We believe we have contractually secured an adequate supply of silicon wafers from Jinglong Group to meet a large portion of our anticipated production needs for 2007. In addition, we have entered into a 31-month wafer supply agreement with ReneSola Ltd. and a 54-month wafer supply agreement with M.SETEK, and are in discussions with other potential suppliers to secure additional supplies of silicon wafers to meet our remaining anticipated production needs for 2007 and beyond. Under our wafer supply agreement with ReneSola, it has agreed to supply to us 300,000 wafers per month from June 2007 to December 2007. Under wafer supply agreement with M.SETEK, it has agreed to supply to us 100,000 wafers per month from July 2007 to December 2007. See “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreements with Jinglong Group and Others.” We also procure supplies of ingots or polysilicon from third parties and engage Jinglong Group to process such ingots and polysilicon into wafers for us. Furthermore, in order to meet a portion of our raw material requirements, we are also in discussions with potential customers who have their own wafer supplies to enter into manufacturing arrangements with them. Under these arrangements, we would obtain silicon wafer supplies from these customers, and would be obligated to sell to these customers all or a substantial portion of the solar cells manufactured with these wafers.

However, we cannot assure you that we will be able to secure sufficient quantities of silicon wafers to expand our manufacturing capacity as we planned. See “Risk Factors — Risks Related to Our Business — We are susceptible to the current industry-wide shortage of polysilicon, which could adversely affect our ability to meet existing and future customer demand for our products and cause us to lose customers and market share, generate lower than anticipated revenues and manufacture our products at higher than expected costs.”

Pricing of Our Solar Cell Products

Solar cells are priced on the basis of the number of watts of electricity they can generate. Pricing of solar cells is principally affected by manufacturing costs, including the cost of silicon wafers, as well as the overall demand in the solar power industry. Increased economies of scale and improvement in manufacturing technologies in recent years have led to a steady decrease in manufacturing costs and the prices of solar cells.

We enter into short- and long-term sales contracts with customers which contain indicative delivery schedules. We price our products based on the prevailing market price at the time of the contracts with our customers, taking into account the size of the contract, the length of the contract, the strength and history of our relationship with each customer and our capacity utilization. The average selling price of our solar cells was approximately RMB 27.0 (US$3.42) per watt for the nine months ended September 30, 2006. The average selling price of our solar cells was lower at approximately RMB 26.3 (US$3.33) per watt in October and at approximately RMB 24.7 (US$3.13) per watt in November 2006. We expect the prices of solar cell products, including our own products, to decline over time due to increased supplies and reduced manufacturing costs.

Technology Improvement

The improvement of manufacturing technologies is crucial in increasing conversion efficiencies of solar cells. High conversion efficiencies reduce the manufacturing cost per watt of solar cells and increase the gross profit margin of the manufacturer. As a result, solar power companies, including us, are continuously pursuing technology improvements in an effort to increase conversion efficiencies.

Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.0% to 16.5%. The highest conversion efficiency rate achieved with solar cells produced by us to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Science. We intend to further enhance our research and development efforts on process technologies in solar cell production which can increase conversion efficiency of solar cells and reduce production costs. As part of the strategy to achieve this, we plan to build a research and development center in Shanghai.

Customer Agreements

For the nine months ended September 30, 2006, approximately 98.7% of our total sales revenue was generated from sales to customers based in China. During this period, sales to our three largest customers represented approximately 47% of our total revenues, of which two were our related parties until August 2006 that represented approximately 35% of total revenues. See “Risk Factors — Risks Related to Our Business — We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues” and “Related Party Transactions — Transactions with Other Related Parties.”

In January 2007, we signed our largest long-term customer agreement to date with PowerLight, a wholly-owned subsidiary of SunPower Corporation, under which we have agreed to supply PowerLight with a total of 120 MW of solar cells through the end of 2009. In January 2007, we also signed a long-term sales agreement with Crown Renewable Energy, under which we have agreed to supply Crown Renewable Energy with a total of 45 MW of solar cells through the end of 2009. See “Business — Markets and Customers.” As a result, we expect increased direct sales to third party overseas customers to account for a significant portion of our revenue going forward. These agreements are in line with our overall growth strategy and expansion plans. The terms of these agreements are not materially different from those of our other existing customer agreements.

Critical Accounting Policies

The discussion and analysis of our operating results and financial condition are based on our audited financial statements, which we have prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. We base our estimates and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our management evaluates these estimates on an ongoing basis. Actual results may differ from these estimates as facts, circumstances and conditions change or as a result of different assumptions.

In reviewing our financial statements, our management considers (i) the selection of critical accounting policies; and (ii) the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition.    We recognize revenue from the sale of solar cells at the time of shipment, at which point title and risk of loss passes to the purchasers. We sell our products at agreed upon prices to our customers, which reflect prevailing market prices. Our considerations for recognizing revenue are based on the following:

•	Persuasive evidence that an arrangement (sale contract) exists between a willing customer and us that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). The customer does not have a right of return and we do not provide any warranty on our products.

•	Shipping terms are FOB shipping point from the Company’s premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership.

•	Our price to the customer is fixed and determinable as specifically outlined in the sales contract.

•	The Group assessed collectibility based on the customers’ payment and credit histories. All credits extended to customers are pre-approved by management.

We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before we deliver our products which we record as advances from customers. For customers to which we provide credit terms, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Impairment of long-lived assets.    We evaluate our long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and its eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets, generally using the expected future discounted cash flows. No impairment charge was recognized for the period from inception of business to December 31, 2005 and the nine-month period ended September 30, 2006.

Inventory.    Our inventories comprise raw materials, work in progress and finished goods. We state inventories at the lower of cost or market value. Cost of inventories is determined by the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. No provision was recognized as of December 31, 2005 and September 30, 2006.

Net intangible asset.    Our intangible asset comprises technical know-how contributed by one of our shareholders upon formation of JA China and purchased accounting software. Technical know-how is carried at cost, less accumulated amortization. The technical know-how includes the design of our manufacturing lines, selection of manufacturing equipment, and specific technologies and methods for efficiency enhancement underlying the manufacturing processes. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years. Purchased accounting software is being amortized on a straight-line basis over the estimated life of five years. Amortization expense for the period from inception of business to December 31, 2005 and the nine months ended September 30, 2006 was RMB 0.8 million and RMB 0.8 million (US$0.1 million), respectively.

Allowance for doubtful accounts.    We make provisions against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision, if any. As of December 31, 2005 and September 30, 2006, we did not record any allowance for doubtful accounts.

Share-based Compensation

Prior to December 31, 2005, we did not have share-based compensation arrangements. We adopted a stock incentive plan in 2006 and granted options to certain employees and non employees under the incentive plan.

Grants to Employees

We account for the grant of employees share-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123(R), which requires all share-based payments to employees and directors, to be recognized in the financial statements based on their grant date fair values.

The compensation expense is recognized over the applicable service period in accordance with the guidance provided by FIN No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans — an interpretation of APB Opinions No. 15 and 25.” FIN No. 28 provides a graded vesting method over the vesting periods of the share options. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method.

The determination of the fair value of share-based awards and related share-based compensation expense requires input of subjective assumptions, including but not limited to the valuation model adopted, risk-free interest rate, expected life of the share-based awards, stock price volatility, and expected forfeiture rate. The selection of an appropriate valuation technique or model depends on the substantive characteristics of the instrument being valued. Risk free interest rates are decided based on the yield to maturity of U.S. government bonds as at respective dates of grant of options. Expected life of stock options granted is based on the average between the vesting period and the contractual term for each grant, taking into account assumptions used by comparable companies. Volatility is measured using a combination of historical daily price changes of comparable companies stock over the respective expected life of the option and implied volatility derived from traded options of comparable companies. Forfeiture rate is estimated based on our expectation for the future.

The assumptions used in calculating the fair value of share-based awards and related share-based compensation represent management’s best estimations, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or we utilize different assumptions, our share-based compensation expense could be materially different for any period.

The fair value of the ordinary shares was determined retrospectively to the time of grant. Determining the fair value of our ordinary shares requires making complex and subjective judgments. Management is responsible for determining the fair value and considered a number of factors including valuations. Our approach to valuation is based on a discounted future cash flow approach which involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, our operating history and prospects at the time of grant. These judgments are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates and if we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying ordinary shares for the options granted would be different.

Grants to Non-Employees

We account for equity instruments issued to the non-employee consultant in accordance with the provisions of SFAS No. 123(R) and Emerging Issues Task Force, or EITF, Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation expense.

Convertible Redeemable Preferred Shares

In August 2006, we issued convertible redeemable preferred shares. We have determined the fair value of our ordinary shares as of the commitment date in determining the beneficial conversion feature amount. Since the preferred shares are convertible immediately upon issuance, we have amortized the entire beneficial conversion charge upon issuance.

The fair value of the ordinary shares was determined retrospectively to the commitment date. Determining the fair value of our ordinary shares requires making complex and subjective judgments. Management is responsible for determining the fair value and considered a number of factors including valuations. Our approach to valuation is based on a discounted future cash flow approach which involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, our operating history and prospects at the time of grant. These judgments are consistent with the plans and estimates that we use to manage the business. There is inherent uncertainty in making these estimates and if we make different judgments or adopt different assumptions, material differences could result in the amount of the beneficial conversion charge recorded because the estimated fair value of the ordinary shares would be different.

The assumptions used in calculating the fair value of the ordinary shares and related beneficial conversion charge represent management’s best estimations, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or we utilize different assumptions, our beneficial conversion charge amount could be materially different for any period.

Income taxes.    We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. As of December 31, 2005 and September 30, 2006, we recorded a full valuation allowance to reduce our net deferred tax assets to RMB 0.

Advances to related party supplier.    We make advance payments to Jinglong Group to secure our raw material needs of silicon wafers, which are then offset against future purchases. The balance of the advances generally covers next month’s supply of materials required by us. We do not require collateral or other security against our advances to Jinglong Group. As of September 30, 2006, we determined that no provision is required for potential losses against advances to Jinglong Group.

Revenues

We derive revenues primarily from sales of solar cell products to solar module manufacturers, which will then assemble and integrate our products into modules and systems. We currently sell a substantial portion of our products to a limited number of customers, most of which are module manufacturers based in China. For the nine months ended September 30, 2006, sales to our three largest customers accounted for approximately 47% of our total revenues (two of which were our related parties until August 2006, and sales to them accounting for approximately 35% of our total revenues), and sales to our largest customer, a related party of ours until August 2006, accounted for approximately 23% of our total revenues. Since we commenced commercial production in April 2006, we have attempted to expand and diversify our customer base, which has increased from a total of ten customers as of June 30, 2006 to 36 customers as of September 30, 2006, and to approximately 50 customers as of December 31, 2006. In addition, while our direct sales to overseas customers only accounted for 1.3% of our total sales revenue for the nine months ended September 30, 2006, we have sold our products to customers in Germany, Sweden, Spain, South Korea and the United States.

From April 2006 to September 2006, we sold a total of approximately 5.2 million pieces of solar cells with a total power output of approximately 12.61 MW at an average selling price of RMB 27.0 (US$3.42) per watt. The following table sets forth our production volumes, sales volumes and approximate average selling prices in each of September, October and November 2006.

	Production		Sales volume		Average selling price per watt
Month	Units	Watts	Units	Watts	RMB	US$
	(in thousands)		(in thousands)
September 2006	1,897.7	4,544.9	1,938.9	4,679.6	26.9	3.41
October 2006	2,372.7	5,649.4	1,455.5	3,494.7	26.3	3.33
November 2006	2,109.3	5,039.8	2,119.8	5,118.8	24.7	3.13

Our sales volume and average selling price in October 2006 have declined from those in September 2006 due to weakened market demand, increased competition and changes in other market conditions. Our average selling price continued to decline in November 2006. Since September 2006, at the request of our customers in China, we have agreed to terminate or amend the terms of some of our long-term customer contracts. See “Risk Factors — Risks Related to Our Business — Future increases in the supply of polysilicon, increased competition and other changing market conditions may cause a decline in the demand and average selling prices of solar cells and may potentially increase the level of our earnings volatility and reduce our profitability.” The decline in our November 2006 production from October 2006 was due to a scheduled five-day power outage we experienced in early November 2006 when the power grid in the Ningjin area underwent an overhaul. See “Risk Factors — Risks Related to Our Business — We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.”

Cost of Revenues and Operating Expenses

For the nine months ended September 30, 2006, our cost of revenues and our operating expenses as a percentage of our total revenues were 74.5% and 9.1%, respectively. Our cost of revenues primarily consists of silicon wafers, other direct raw materials and other cost of revenues. The following table sets forth our cost of revenues in terms of amount and as a percentage of total cost of revenues for the periods indicated:

	From inception to December 31, 2005		Nine months ended September 30, 2006
	RMB	%	RMB	US$	%
Silicon wafers	—	—	231,529,443	29,292,693	89.6%
Other	—	—	26,899,918	3,403,329	10.4

Total cost of revenues	—	—	258,429,361	32,696,022	100.0%

Silicon wafers.    Silicon wafers are the most important raw material of our solar cell products. For the nine months ended September 30, 2006, cost of silicon wafers accounted for approximately 89.6% of our cost of revenues. We expect that the cost of silicon wafers will continue to constitute a significant portion of our cost of revenues in the foreseeable future.

Other.    Other cost of revenues consists primarily of other direct raw materials used in the manufacturing of solar cell products, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses and overhead expenses. For the nine months ended September 30, 2006, other cost of revenues accounted for approximately 10.4% of our cost of revenues.

Our operating expenses consist of selling, general and administrative expenses and research and development expenses. The following table sets forth our operating expenses in terms of amount and as a percentage of our total operating expenses for the periods indicated:

	From inception to December 31, 2005		Nine months ended September 30, 2006
	RMB	%	RMB	US$	%
Selling, general and administrative expenses	2,638,340	87.3%	30,769,792	3,892,939	97.7%
Research and development expenses	383,468	12.7	711,878	90,066	2.3

Total operating expenses	3,021,808	100.0%	31,481,670	3,983,005	100.0%

Selling, general and administrative expenses.    Selling expenses primarily consist of promotional and other sales and marketing expenses and salaries and benefits for our sales and marketing personnel. General and administrative expenses primarily consist of leasing expenses associated with our administrative offices, salaries and benefits for our administrative, finance and human resources personnel, business travel expenses, fees and expenses of auditing and other professional services. Compensation cost of RMB 16.5 million relating to our stock options granted to certain employees and consultants in August 2006 is included as part of our selling, general and administrative expenses. Our selling, general and administrative expenses accounted for 87.3% and 97.7% of our total operating expenses for the period from the inception of our business to December 31, 2005 and the nine months ended September 30, 2006, respectively. We expect that selling expenses will increase in absolute terms as we add more sales and marketing personnel and increase our sales and marketing efforts to accommodate the growth of our business and expansion of our customer base. We also expect general and administrative expenses to increase in absolute terms as a result of the expansion of our business as well as becoming a public company in the United States upon completion of this offering.

Research and development expenses.    Research and development expenses primarily consist of compensation and benefits for research and development personnel. Research and development expenses are expensed when incurred. Our research and development expenses accounted for 12.7% and 2.3% of our total operating expenses for the period from the inception of business to December 31, 2005 and the nine months ended September 30, 2006, respectively. We believe that research and development is critical to the success of our business and as a result, we intend to increase our investments in research and development. As part of our business strategy, we plan to build a research and development center in Shanghai.

Internal Control over Financial Reporting

During the course of the preparation and external audit of our financial statements as of and for the period from inception (May 18, 2005) to December 31, 2005 and as of and for the nine-month period ended September 30, 2006, we and our independent registered public accounting firm identified a number of control deficiencies in our internal control over financial reporting, including a number of material weaknesses and significant deficiencies. See “Risk Factors — Risks Related to Our Business — If we are unable to remediate the material weaknesses and significant deficiencies in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure and other reporting obligations.”

Because of the material weaknesses and significant deficiencies identified by us and our independent registered public accounting firm, we performed additional procedures so that our consolidated financial statements as of and for the period from May 18, 2005 (inception date) through December 31, 2005 and as of and for the nine-month period ended September 30, 2006 would be presented in accordance with U.S. GAAP. The additional procedures included, but were not limited to the following:

•	The December 31, 2005 reporting process was significantly extended, allowing us sufficient time to conduct additional analyses and make additional adjustments as necessary to ensure the accuracy of financial reporting.

•	We have hired an executive vice president and chief financial officer and five other accounting and finance staff members who have conducted a variety of manual procedures including: (i) extensive review of account reconciliations and analyses; (ii) reassessments of key judgments and estimates; (iii) review of certain material manual journal entries including all post-closing adjustments; (iv) completion of a comprehensive financial statement disclosure checklist; (v) performance of a credit analysis for the advance to a related party supplier and interviewed senior executives to confirm all related party information and disclosures; (vi) review of all key accounting policies and the accounting methods applied to significant contracts; (vii) review of all sales contracts to ensure appropriate revenue recognition; (viii) assessment of the collectibility of the remaining accounts receivable balance; (ix) review of the reconciliation of physical inventory counts to the financial records, review of the inventory costing, preparation of a roll-forward analysis of costs of goods sold, and assessment of whether any provision was required against current inventory balances; (x) recalculation of the computation of capitalized interest; (xi) review of the fixed asset subsidiary ledger and recalculation of depreciation expense; (xii) review of departmental list of employees and performed analysis on payroll expense and accruals; (xiii) review of open invoice files and subsequent cash payments to ensure proper cutoff; and (xiv) management interviews of senior executives to confirm there were no suspected, alleged or known instances of fraud.

We have concluded the additional procedures described above provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements. Until remediation of our material weaknesses, we will continue to perform and rely on the additional procedures described above and other measures as needed to assist us with meeting the objectives otherwise fulfilled by an effective internal control environment.

We have engaged in, and will continue to engage in, substantial efforts to address the material weaknesses and significant deficiencies in our internal control over financial reporting. We have taken the following on-going initiatives that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting subsequent to June 30, 2006:

•	During the third quarter of 2006, we significantly expanded our accounting and finance ranks with an executive vice president and chief financial officer who joined us in June 2006. In addition, we hired five accounting and finance personnel during August and September 2006, including (i) a finance manager to lead the period-end financial close process among other responsibilities; (ii) an accounting manager to lead general accounting area including accounts reconciliation, analysis, inventory process management among other responsibilities; and (iii) two university graduates with accounting degrees and one staff member with 10 years of accounting clerk experience to assist in the general accounting areas. Furthermore, we intend to hire, and have allocated resources to hire, a corporate financial controller and inventory costing manager. Our general plan for hiring and training of accounting and finance personnel is intended to ensure that we will have sufficient personnel with knowledge, experience and training in the application of generally accepted accounting principles commensurate with the our financial reporting requirements.

•	During the third quarter of 2006, we retained the services of external accounting consultants, other than our independent registered public accounting firm, with relevant U.S. GAAP accounting experience, skills and knowledge and working under the supervision and direction of our management, to supplement our accounting personnel during the third quarter of 2006 and year-end 2006 financial close and reporting process.

•	During the third quarter of 2006, we retained the services of external internal control consultants, other than our independent registered public accounting firm, with relevant experience, skills and knowledge and working under the supervision and direction of our management, to supplement our existing personnel and to assist with (i) performing a root cause analysis of identified internal control deficiencies; (ii) performing a preliminary risk assessment with regard to the requirements of Section 404 of the Sarbanes-Oxley Act, or SOX 404; (iii) remediation of existing internal controls; and (iv) preparation for compliance with SOX 404.

•	During the third quarter of 2006, we began implementing a finance transformation initiative. This initiative is designed to (i) develop and implement remediation strategies to address the existing material weaknesses, (ii) improve operational performance of our finance and accounting processes, (iii) implement a new information system for accounting and financial reporting, (iv) establish greater organizational accountability and lines of approval, and (v) develop an organizational model that better supports our redesigned processes and operations and prepare for compliance with SOX 404. This effort will be supported by both the addition of resources and expertise to our accounting and finance organization and assistance from external consultants with our implementation of information systems, U.S. GAAP accounting and external financial reporting, remediation of existing internal controls deficiencies and preparation for compliance with SOX 404.

•	During the third quarter of 2006, we established a policies and procedures review process within the office of the chief financial officer. We are identifying a list of key policies and procedures that we have begun to revise, create and apply. Additionally, we expect to ensure proper communication and training so that policies and procedures are consistently implemented and can be monitored effectively.

•	We have appointed three independent directors to our board and have established an audit committee, a compensation committee and a nominating and corporate governance committee within our board. Our audit committee is composed solely of independent directors and our compensation and nominating and corporate governance committees each consists of three independent directors and one management director. We also intend to set up an internal audit department to enhance our internal auditing functions.

Material weaknesses and significant deficiencies in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. As a result, we have begun to take action to improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. However, we have not yet implemented all of these measures and tested them. Furthermore, we cannot assure you if or when we will be able to remedy these control deficiencies, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.

We are committed to continuing to improve our internal control processes. However, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address any control deficiencies identified by us or our independent registered public accounting firm.

Under current and proposed rules and regulations implementing SOX 404, we expect to be required to, beginning with the fiscal year ending December 31, 2007, deliver a report that assesses the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm will be required to audit and report on the effectiveness of our internal control over financial reporting. We have a substantial effort ahead of us to complete the documentation and testing of our internal control over financial reporting, and to remediate any material weaknesses identified during that process. We may not be able to complete the required management assessment by our reporting deadline. An inability to complete this assessment would result in receiving something other than an unqualified report from our independent registered public accounting firm with respect to our assessment of internal control over financial reporting. In addition, if material weaknesses are identified and not remediated, we would not be able to conclude that our internal control over financial reporting was effective, which would result in the inability of our independent registered public accounting firm to deliver an unqualified report on the effectiveness of our internal control over financial reporting. Inferior internal control over financial reporting could cause investors to lose confidence in the reliability of our financial statements, and such conclusion could negatively impact the trading price of our ADSs or otherwise harm our reputation.

Results of Operations

The following table sets forth certain consolidated results of operations data in terms of amount and as a percentage of our total revenues for the periods indicated:

	From inception to December 31, 2005		Nine months ended September 30, 2006
	RMB	%	RMB	US$	%
Income Statement Data:
Total revenues	—	—	347,054,133	43,908,671	100.0%

Cost of revenues	—	—	(258,429,361)	(32,696,022)	(74.5)%

Gross profit	—	—	88,624,772	11,212,649	25.5%

Selling, general and administrative expenses	(2,638,340)	—	(30,769,792)	(3,892,939)	(8.9)%
Research and development expenses	(383,468)	—	(711,878)	(90,066)	(0.2)%

Total operating expenses	(3,021,808)	—	(31,481,670)	(3,983,005)	(9.1)%

Income/ (loss) from operations	(3,021,808)	—	57,143,102	7,229,644	16.5%

Interest expense	—	—	(2,835,986)	(358,804)	(0.8)%
Interest income	38,965	—	425,018	53,773	0.1%
Foreign exchange gain/ (loss)	(128,152)		256,250	32,420	0.1%

Income/ (loss) before income taxes	(3,110,995)	—	54,988,384	6,957,033	15.8%
Income tax benefit/ (expense)	—	—	—	—	—

Net income/ (loss)	(3,110,995)	—	54,988,384	6,957,033	15.8%

Preferred shares accretion	—	—	(489,600)	(61,943)	(0.1)%
Preferred shares beneficial conversion charge	—	—	(34,732,133)	(4,394,248)	(10.0)%
Allocation of net income to participating preferred shareholders	—	—	(233,246)	(29,510)	(0.1)%

Net income available to holders of ordinary shares	(3,110,995)	—	19,533,405	2,471,332	5.6%

Operating Data:
Products sold (in units)	—	—	5,226,239	—	—
Products sold (in MW)			12.61	—	—
Average selling price per watt	—	—	27.0	3.42	—

Nine Months Ended September 30, 2006

Total revenues.    We commenced commercial operations in April 2006 and our total revenues for the nine months ended September 30, 2006 amounted to approximately RMB 347.1 million (US$43.9 million), including RMB 255.7 million (US$32.4 million) from third parties and RMB 91.3 million (US$11.6 million) from related parties. All of our revenues come from sales of our solar cell products.

Cost of revenues.    Our cost of revenues for the nine months ended September 30, 2006 totaled approximately RMB 258.4 million (US$32.7 million), or 74.5% of our total revenues for the period. Approximately 89.6% of our cost of revenues are cost of silicon wafers and the remaining 10.4% include cost of other direct raw materials, direct labor, depreciation of manufacturing equipment and facilities, facilities rental expenses and overhead expenses.

Gross profit.    Our gross profit for the nine months ended September 30, 2006 totaled approximately RMB 88.6 million (US$11.2 million), representing a gross margin of 25.5%.

Operating expenses.    Our operating expenses for the nine months ended September 30, 2006 totaled approximately RMB 31.5 million (US$4.0 million). Selling, general and administrative expenses accounted for approximately 97.7% of our total operating expenses, and the remaining 2.3% of our total operating expenses were research and development expenses.

Net interest expense.    Our interest expense for the nine months ended September 30, 2006, which constitutes the portion of interests on our short-term bank borrowings that is not capitalized, was approximately RMB 2.8 million (US$0.4 million). Our interest income for the nine months ended September 30, 2006, which constitutes interests earned from bank deposits, was RMB 0.4 million. As a result, our net interest expense for the nine months ended September 30, 2006 was approximately RMB 2.4 million (US$0.3 million).

Foreign exchange gain.    For the nine months ended September 30, 2006, we had a foreign exchange gain of RMB 256,250 (US$32,420) due to the Renminbi’s appreciation against US dollars and our preferred shares are subscribed for in US dollars as well as some of our payables for equipment purchases are denominated in US dollars.

Net income.    Our net income for the nine months ended September 30, 2006 was approximately RMB 55.0 million (US$7.0 million), representing a profit margin of 15.8%.

Preferred share accretion and beneficial conversion charge.    For the nine months ended September 30, 2006, we recorded aggregate deemed dividends on preferred shares of RMB 35.2 million (US$4.5 million), including RMB 0.5 million (US$0.1 million) attributable to accretion and RMB 34.7 million (US$ 4.4 million) attributable to beneficial conversion feature of the preferred shares. The deemed dividends were due to the difference between the sale and conversion prices of Series A preference shares we issued in August and their fair market values. These preferred shares will be automatically converted into our ordinary shares upon the completion of this initial public offering.

The Period from Inception of Business (May 18, 2005) to December 31, 2005

Total revenues, cost of revenues, and gross profit.    Total revenues, cost of revenues, and gross profit were RMB 0, RMB 0 and RMB 0, respectively, for the period from our inception of business to December 31, 2005. We did not record any revenues, cost of revenues or gross profit during this period because we did not purchase any raw materials or manufacture any products, and therefore, did not generate any revenue or gross profit.

Operating expenses.    Our operating expenses, which consist of general and administrative expenses and research and development expenses, for the period from inception of business to December 31, 2005 was RMB 3.0 million. General and administrative expenses accounted for 87.3% of our total operating expenses and the remaining 12.7% of our total operating expenses were research and development expenses.

Net interest income and foreign exchange loss.    Our interest expense for the period from inception of business to December 31, 2005 was RMB 0. Our interest income, which was derived from bank deposits, was RMB 38,965. We had a foreign exchange loss of RMB 128,152 for the period due to Renminbi’s appreciation against US dollars as some of our cash was in US dollar deposits.

Net loss.    Since we did not have any revenue for the period from inception of business to December 31, 2005, we had a net loss of approximately RMB 3.1 million.

Liquidity and Capital Resources

Cash Flows and Working Capital.    We have financed our operations primarily through equity contributions by our shareholders, short-term bank borrowings and cash flow from operations. As of September 30, 2006 and December 31, 2005, we had RMB 73.5 million (US$9.3 million) and RMB 11.0 million in cash and cash equivalents, respectively. Our cash and cash equivalents consist primarily of cash on hand and demand deposits. As of September 30, 2006 and December 31, 2005, we had RMB 100.0 million and RMB 0 in outstanding short-term bank borrowings, respectively. All our RMB 100.0 million short-term borrowings outstanding bore an interest rate of 6.138% per annum and interest on such borrowings is payable quarterly. RMB 50.0 million of the borrowings was rolled over to December 2007 when it matured in December 2006, and the interest rate of the loan has been adjusted to 6.12% per annum. The remaining RMB 50.0 million will mature in February 2007. Our outstanding short-term borrowings as of December 31, 2005 was RMB 0.

The following table sets forth a summary of our cash flows for the periods indicated:

	From inception of business to December 31, 2005	Nine months ended September 30, 2006
	RMB	RMB	US$
Net cash used in operating activities	(1,635,016)	(57,801,518)	(7,312,945)
Net cash used in investing activities	(37,971,977)	(83,995,789)	(10,626,998)
Net cash provided by financing activities	50,699,555	204,840,478	25,916,052
Effect of exchange rate changes on cash and cash equivalents	(121,957)	(481,014)	(60,857)

Net increase in cash and cash equivalents	10,970,605	62,562,157	7,915,252

Cash and cash equivalents at the beginning of the period	—	10,970,605	1,387,981

Cash and cash equivalents at the end of the period	10,970,605	73,532,762	9,303,233

Operating Activities.    Net cash used in operating activities for the nine months ended September 30, 2006 and the period from inception of business to December 31, 2005 totaled RMB 57.8 million (US$7.3 million) and RMB 1.6 million, respectively. Net cash used in operating activities for the nine months ended September 30, 2006 was primarily a result of increases in inventories, advances to related party suppliers and account receivable from a third party customer, partially offset by net income of RMB 55.0 million, an increase in advances from third party customers, stock option compensation expenses and increases in accrued expenses and depreciation and amortization. Net cash used in operating activities for the period from inception of business to December 31, 2005 primarily resulted from a net loss of RMB 3.1 million and an increase in other current assets, partially offset by depreciation and amortization and an increase in amounts due to related parties.

Investing Activities.    Net cash used in investing activities for the nine months ended September 30, 2006 and for the period from inception of business to December 31, 2005 amounted to RMB 84.0 million (US$10.6 million) and RMB 38.0 million, respectively, primarily as a result of purchases of property and equipment in each of the periods.

Financing Activities.    Net cash provided by financing activities for the nine months ended September 30, 2006 and the period from inception of business to December 31, 2005 were RMB 204.8 million (US$25.9 million) and RMB 50.7 million, respectively. Net cash provided by financing activities for the nine months ended September 30, 2006 consisted of RMB 100.0 million (US$12.7 million) from short-term bank borrowings and RMB 110.7 million (US$14.0 million) of net proceeds from issuance of preferred shares, partially offset by a return of capital of RMB 65.7 million (US$8.25 million) to ordinary shareholders in connection with our corporate restructuring into an offshore holding company structure. Net cash provided by financing activities for the period from inception of business to December 31, 2005 were the proceeds from the issuance of ordinary shares upon formation.

Based on our current commitments and obligations, we are experiencing, and will continue to experience, significant liquidity shortage until completion of this offering. A failure to resolve such liquidity shortage could adversely affect our operations, production and expansion plan. To deal with the anticipated liquidity shortage, we are in active discussions with two commercial banks for additional short-term facilities. In the event that we fail to obtain the amount of banking facilities required by us, we would consider negotiating with some of our suppliers to address the liquidity issue. After the offering, we believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and our contractually committed capital expenditures, for the year ending December 31, 2007. We may, however, require additional cash due to changes in business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, will result in dilution to our shareholders. The incurrence of debt may divert cash for working capital and capital expenditures to service debt obligations and may result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of RMB 84.0 million (US$10.6 million) and RMB 38.0 million in the nine months ended September 30, 2006 and the period from inception of business to December 31, 2005, respectively. Our capital expenditures have historically been used primarily to purchase property and equipment to construct and expand our solar cell manufacturing lines. We expect that purchase of such property and equipment will continue to constitute a significant portion of our capital expenditures. We expect to expend approximately US$20 million to purchase manufacturing equipment and construct certain operating facilities for our planned new manufacturing facilities in Shanghai and approximately US$6 million to purchase research and development equipment from the net proceeds of this offering.

Off-Balance Sheet Arrangements

Except for operating leases, we do not have any off-balance sheet arrangements, including guarantees, outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. See “— Contractual Obligations” for a description of our operating leases.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2006:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(amounts in RMB thousands)
Short-term debt obligations	100,000	100,000	—	—	—
Operating lease obligations	6,969	503	5,566	900	—
Purchase obligations	111,087	65,187	45,900	—	—

Total	218,056	165,690	51,466	900	—

In January 2006, we obtained a RMB 50.0 million short-term loan from the Bank of China, bearing interest at 6.138% per annum. Interest was payable quarterly with principal and remaining accrued interest due upon maturity in December 2006. This loan has been rolled over to December 2007 when it matured in December 2006, and the interest rate of the loan has been adjusted to 6.12% per annum. In February 2006, we obtained another RMB 50.0 million short-term loan from the Bank of Communications, bearing interest at 6.138% per annum. Interest is payable quarterly with principal and remaining accrued interest due upon the maturity in February 2007.

From June 2005 to June 2006, we leased certain assets, including offices, dormitory and production facilities, from Jinglong Group under an operating lease. During the same time, we also leased a piece of land under an operating lease from a third party expiring in May 2019. On July 1, 2006, we renewed our operating lease with Jinglong Group, which expires in June 2010, with an annual rental of RMB 1.8 million. The renewed operating lease covers the previously leased assets from Jinglong Group, as well as the land initially leased from the third party, the rights of which was subsequently acquired by Jinglong Group. We executed a lease termination agreement for the land with the third party on June 30, 2006. We also hold an operating lease with Jinglong Group for an automobile, expiring in December 2007.

In connection with the expansion of M.SETEK’s polysilicon and wafer production capacity in Japan, we entered into a 54-month wafer supply agreement with M.SETEK in December 2006. Upon the prepayment by us of US$100 million in the second quarter of 2007, M.SETEK has agreed to supply to us 100,000 wafers per month from July to December 2007 at a unit price of US$5.00 per wafer. Additional planned monthly supplies at an adjusted price are scheduled until the end of 2011 for an aggregate of 111.6 million wafers. We intend to make this prepayment with US$100 million from the net proceeds of this offering. See “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreements with Jinglong Group and Others.” In addition, we entered into a polysilicon supply agreement with a major European-based polysilicon manufacturer in January 2007, under which we have agreed to prepay approximately €7.0 million by the end of February 2007 from a combination of our operating cashflow and currently available short-term bank loans.

Since September 2006, we have also entered into agreements for the purchase of new equipment for our planned new facilities in Shanghai, including a PECVD system purchase agreement, an automatic screen printing system and testing system purchase agreement and a firing furnace purchase agreement. Our total purchase obligations under these equipment agreements amounted to approximately US$11.7 million, of which we have paid approximately US$3.5 million.

Our purchase obligations include commitments to purchase machinery and equipment.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Taxation

We are a tax exempted company incorporated in the Cayman Islands, under the current laws of the Cayman Islands we are not subject to tax on income or capital gain. Our subsidiary JA BVI is a tax exempted company under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises established in the PRC are generally subject to an enterprise income tax rate of 33.0%, which includes a 30.0% state income tax and a 3.0% local income tax. Our operating subsidiary, JA China, was established as a foreign-invested enterprise in the PRC and is thus subject to PRC enterprise income tax of 33.0%. The PRC government has provided certain incentives to foreign invested companies in order to encourage foreign investments, including tax exemptions, tax reductions and other measures. Under the Income Tax Law and the related implementing rules, foreign-invested enterprises engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC enterprise income taxes starting from the year they become profitable, and a 50% tax reduction for the three years thereafter. As a result, we expect that JA China will be entitled to a two-year enterprise income tax exemption for 2006 and 2007, and will receive a 50% enterprise income tax reduction for 2008, 2009 and 2010, assuming that we will be profitable for each of these years.

We have made a full valuation allowance against our net deferred tax assets. We evaluate a variety of factors in determining the amount of the valuation allowance, including our exit from the development stage during the nine months ended September 30, 2006, our limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. We expect to recognize future reversal of the valuation allowance either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk.    Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term bank borrowings and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. All of our short-term bank borrowings accrue interest at fixed rates. Interest-earning instruments carry a degree of interest rate risk. Although we have not historically used and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure, we believe we do not have significant exposure to fluctuations in interest rates.

Foreign Exchange Risk.    Substantially all of our revenues and a significant portion of our expenses are denominated in Renminbi. The Renminbi prices of some of our equipment that is imported may be affected by fluctuations in the value of Renminbi against foreign currencies. To the extent that we need to convert U.S. dollars we receive from the sale of our Series A preference shares and this offering into RMB for our operations, fluctuation in the exchange rate between the RMB and the U.S. dollar would affect the RMB amount we receive from the conversion. We do not believe that we currently have any significant foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, if we increase our purchase of raw materials from overseas and expand our sales to overseas customers, our foreign exchange exposures will increase. In addition, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Credit Risk.    As of September 30, 2006, we principally sourced our raw material silicon wafers from a related party supplier, Jinglong Group, a PRC company controlled by the shareholders of Jinglong BVI, our largest shareholder. We do not require collateral or other security against our advances to the Jinglong Group for raw materials. As of December 31, 2005 and September 30, 2006, we determined that no reserves are required for potential losses against advances to related party suppliers. We expect to further broaden our raw material supplier base and in line with market practice, we will be required to make prepayments from time to time. In the event of a failure by our suppliers to fulfill their contractual obligations and to the extent that we are not able to recover such prepayments, we would suffer losses. See “Business — Our Competitive Strengths — Access to Solar Wafers through Long-Term Supply Agreements” and “Risk Factors — Risks Related to Our Business — Prepayment arrangements for procurement of silicon wafers from M.SETEK, Jinglong Group and other existing and new suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

Recently Pronounced Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expense, freight, handling costs, and spoilage costs to be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred on or after July 1, 2005. The adoption of SFAS No. 151 does not have a significant impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB No. 25, Accounting for Stock Issued to Employees. Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which the employees are required to provide services. For the periods covered by our consolidated financial statements included in this prospectus, we did not have share-based compensation arrangement with our employees. On August 18, 2006, we adopted our 2006 stock incentive plan, and on August 21, 2006, we granted options to purchase 1,728,000 ordinary shares under this plan. We applied SFAS No. 123(R) to these grants and will apply SFAS No. 123(R) to any future grants.

In June 2005, the FASB ratified the Emerging Issues Task Forces Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements. EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF No. 05-06 does not have a significant impact on our financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN No. 48, (Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109), which clarifies the accounting for uncertain tax positions recognized in an enterprise’s financial statements. FIN No. 48 prescribes a two-step process for the evaluation of a tax position. First, a determination of whether a tax position shall be recognized is made using a “more-likely-than-not” threshold that the tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more-likely-than-not” recognition threshold, then it is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of assessing the impact of the adoption on our financial position or results of operations.

In October 2005, the FASB issued FASB Staff Position FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period, or FSP FAS 13-1. FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The FSP reached a consensus that as there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, and that the rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expenses. This guidance is effective for the first reporting period beginning after December 15, 2005. Our current accounting policy is consistent with the guidance provided by FSP FAS 13-1.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurements attribute. Accordingly, this Statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of the adoption on the Group’s financial position or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (Topic 1N). “Quantifying Misstatements in Current Year Financial Statements,” or SAB No. 108. SAB No. 108 addresses how the effect of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance-sheet and income-statements approaches, (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors, and (iii) to adjust their financial statements if the new combined approach results in a conclusion is that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current-year correction of a material error that includes prior-year effects may result in the need to correct prior-year financial statements even if the misstatements in the prior year or years is considered immaterial. Any prior-year financial statements found to be materially misstated in years subsequent to the insurance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections.” Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. SAB No. 108 is effective for fiscal year ending after November 15, 2006. The group does not expect the adoption of SAB No. 108 will have any impact on the Group’s financial position or results of operations.

BUSINESS

Overview

We are an emerging and fast-growing manufacturer of high-performance solar cells based in China. We use advanced processing technologies to produce high quality solar cells. We sell our products to solar module manufacturers who assemble and integrate our solar cells into modules and systems that convert sunlight into electricity. We currently sell our products to customers primarily in China, and we have sold our products to customers in Germany, Sweden, Spain, South Korea and the United States. We purchase almost all of our wafer supplies from Jinglong Group, which is owned by the shareholders of our largest shareholder, Jinglong BVI. Jinglong Group is the largest producer and supplier of monocrystalline wafers in China with more than ten years’ operating history in the silicon processing business.

We have technical expertise for solar cell production, established supplier relationships and scalable low-cost manufacturing capabilities. Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.0% to 16.5%, and the highest conversion efficiency rate achieved by our monocrystalline solar cells to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Science. Access to supplies of silicon wafers, the most important raw material for manufacturing solar cells, is crucial to the success of solar cell manufacturers, including us. We have entered into a long-term supply agreement with Jinglong Group with an initial term of 54 months starting in July 2006. We believe we have contractually secured an adequate supply of silicon wafers from Jinglong Group to meet a large portion of our anticipated production needs for 2007. We have also entered into a 31-month wafer supply agreement with ReneSola in September 2006 and a 54-month wafer supply agreement with M.SETEK in December 2006, and are in discussions with other potential suppliers to secure additional supplies of silicon wafers to meet our remaining anticipated production needs for 2007 and beyond. We believe our manufacturing base in China allows us to lower our operating costs and expand our manufacturing facilities efficiently relative to solar cell producers located in higher cost locations.

We were established in May 2005 and commenced commercial operations in April 2006 with the opening of our first solar cell manufacturing line located in Hebei province which has a rated manufacturing capacity of 25 MW per annum. With our experienced technical and production teams, we reached full production capacity on our first manufacturing line in July 2006. We installed two additional manufacturing lines each with a rated manufacturing capacity of 25 MW per annum in the same facilities, which became fully operational in October 2006 and resulted in us having a total rated manufacturing capacity of 75 MW per annum. We plan to construct four additional manufacturing lines in our planned new facilities in Shanghai to increase our total rated manufacturing capacity to 175 MW per annum by the end of the third quarter of 2007. Jinglong Group has agreed to set up new wafer production facilities in Shanghai to supply our planned Shanghai facilities. Since commencement of commercial operations, our monthly production output has grown from approximately 0.6 MW in April 2006 to approximately 4.5 MW in September 2006, and we manufactured approximately 5.6 MW, 5.0 MW and 6.4 MW in October, November and December 2006, respectively.

We became profitable within three months after we commenced commercial operations in April 2006. We generated revenues of RMB 347.1 million (US$43.9 million) and net income of RMB 55.0 million (US$7.0 million) in the nine months ended September 30, 2006.

Solar Power Industry

While a majority of the world’s current electricity supply is generated from fossil fuels such as coal, oil and natural gas, these traditional energy sources face a number of challenges including rising prices, security concerns over dependence on imports from a limited number of countries which have significant fossil fuel supplies, and growing environmental concerns over the climate change risks associated with power generation using fossil fuels. As a result of these and other challenges facing traditional energy sources, governments, businesses and consumers are increasingly supporting the development of alternative energy sources and new technologies for electricity generation. Renewable energy sources such as solar, biomass, geothermal, hydroelectric and wind power generation have emerged as potential alternatives which address some of these concerns. As opposed to fossil fuels which draw on finite resources that may eventually become too expensive to retrieve, renewable energy sources are generally unlimited in availability.

Solar power generation has emerged as one of the most rapidly growing renewable sources of electricity. Solar power generation has several advantages over other forms of electricity generation:

•	Reduced Dependence on Fossil Fuels. Solar energy production does not require fossil fuels and is therefore less dependent on this limited and expensive natural resource. Although there is variability in the amount and timing of sunlight over the day, season and year, a properly sized and configured system can be designed to be highly reliable while providing long-term, fixed price electricity supply.

•	Environmental Advantages. Solar power production generates electricity with a limited impact on the environment as compared to other forms of electricity production.

•	Matching Peak Time Output with Peak Time Demand. Solar energy can effectively supplement electricity supply from an electricity transmission grid, such as when electricity demand peaks in the summer.

•	Modularity and Scalability. As the size and generating capacity of a solar system are a function of the number of solar modules installed, applications of solar technology are readily scalable and versatile.

•	Flexible Locations. Solar power production facilities can be installed at the customer site which reduces required investments in production and transportation infrastructure.

•	Government Incentives. A growing number of countries have established incentive programs for the development of solar and other renewable energy sources, such as (i) net metering laws that allow on-grid end users to sell electricity back to the grid at retail prices, (ii) direct subsidies to end users to offset costs of photovoltaic equipment and installation charges, (iii) low interest loans for financing solar power systems and tax incentives; and (iv) government standards that mandate minimum usage levels of renewable energy sources.

The solar power market has grown significantly in the past decade. According to Solarbuzz, the global solar power market, as measured by annual solar power system installations, increased from 345 MW in 2001 to 1,460 MW in 2005, representing a CAGR of 43.4%, while solar power industry revenues grew from approximately US$2.0 billion in 2000 to approximately US$9.8 billion in 2005, representing a CAGR of 37.4%. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore may have significant growth potential. Solarbuzz projects that annual solar power industry revenues will reach US$18.6 billion by 2010, representing a CAGR of 13.7%, from 2005. The following diagram sets forth the projected worldwide solar power market size in terms of annual revenues for the periods indicated.

Worldwide Solar Power Industry Projected Revenues 2005-2010 (in US$ billion)

Source: Solarbuzz

The Solar Power Industry Value Chain

Solar power generation systems use interconnected solar cells to generate electricity from sunlight, a phenomenon commonly known as the photovoltaic effect. The solar power industry value chain for monocrystalline solar power products begins with processing quartzite sand to produce raw polysilicon. The raw polysilicon is then melted and pulled into ingots, which are subsequently cut, shaped and sliced into wafers. Solar cell manufacturers use silicon wafers to make solar cells. Solar cells are electrically interconnected and laminated in durable and weather-proof packages into solar modules to protect the solar cells and collect the electricity generated. Solar modules, together with system components such as batteries or power electronics, are distributed by wholesalers and resellers, to installers, system integrators and service providers, to be installed as solar power systems. Solar power systems are used for both on-grid generation, in which electricity generated is fed into an electricity transmission grid for sale, and off-grid generation for locations where access to the electricity transmission grid is not physically available or economically feasible. The following diagram illustrates the stages of solar power production value chain for monocrystalline solar power products.

Challenges Facing Solar Power Industry

The solar power industry must overcome the following challenges to achieve widespread commercialization of its products:

•	Maintaining Access to the Limited Supply of Solar Grade Silicon Wafers. There is currently an industry-wide shortage of polysilicon, an essential raw material in the production of solar wafers used to manufacture solar cells. The limited availability of polysilicon and thus silicon wafers has resulted in significant price increases for those supplies which are available. As a result, many producers of solar cells have either adopted vertically integrated production models or have attempted to secure access to polysilicon supplies through contractual relationships with suppliers.

•	Improving Solar Cell Production Technology. Due in part to the limited supply and high costs of raw materials, the development of technically advanced manufacturing processes to produce solar cells is critical competitive advantage. The primary focus of technology development is to increase the amount of power produced on a given surface area of silicon on a solar cell while reducing production costs. Methods to achieve this include achieving higher conversion efficiencies and using thinner wafers.

•	Lowering Production Costs. Reducing the cost to end customers is a key element of driving demand for solar energy products. Solar cell producers may attempt to reduce their costs by operating efficient production facilities in low cost locations. Efficient manufacturing lines may increase product quality, decrease output of defective products and reduce the required capital investments required to achieve a targeted amount of production. Operating in low cost locations can reduce fixed costs for production facilities and the cost of labor, potentially allowing a solar cell producer to deliver lower prices to its customers.

•	Maintaining Scalable Capacity. The market for solar cells is rapidly expanding. Solar cell producers which can rapidly expand their production capacity may be able to increase their market share relative to their competitors.

•	Building Customer Relationships. The customers for solar cells are a diverse and global set of businesses and consumers and the number of customers is rapidly expanding. Developing relationships with these customers requires significant investments of resources by the solar cell producers.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on growth opportunities in the solar power market:

•	Access to Solar Wafers through Long-Term Supply Agreements. We believe we have contractually secured an adequate supply of silicon wafers from Jinglong Group to meet a large portion of our anticipated production needs for 2007. We have entered into a long-term supply agreement with Jinglong Group, the largest producer and supplier of monocrystalline silicon wafers in China, under which Jinglong Group will supply silicon wafers to us. Jinglong Group supplied us with approximately 2.7 million silicon wafers in each of October and November 2006, and has agreed to supply us with not less than 2.7 million silicon wafers per month until and including April 2007 and not less than 4.0 million silicon wafers per month for the remaining months of 2007. Jinglong Group has advised us that it has had an established supply relationship with Hemlock, which is the largest producer of polysilicon in the world according to Solarbuzz, and it expects to continue to procure a significant amount of polysilicon supply from Hemlock in the foreseeable future. In addition, we have entered into a 31-month wafer supply agreement with ReneSola and a 54-month wafer supply agreement with M.SETEK. Under these agreements, ReneSola has agreed to supply to us a total of not less than 2.1 million wafers in 2007 with additional monthly supplies to be determined for 2008 and 2009 and, subject to a prepayment of US$100 million by us, M.SETEK has agreed to supply to us 100,000 wafers per month from July 2007 to December 2007, with planned additional monthly supplies scheduled until the end of 2011. We have been advised by M.SETEK that it will be using our prepayment to satisfy a portion of its capital expenditure requirements in connection with the expansion of its polysilicon and wafer production capacity in Japan in order to meet future customer demand including supplies of silicon wafers to us. To the extent M.SETEK is unable to source additional funding to meet the balance of its capital expenditure requirements or is otherwise unable to expand its capacity as planned, its ability to satisfy its delivery obligations to us may be materially and adversely affected, which may in turn have a material and adverse effect on our ability to secure wafer supply. We also obtain supplies of silicon ingots or polysilicon from third party suppliers and engage Jinglong Group to process wafers from such ingots or polysilicon for us.

•	Advanced Solar Cell Technology. We use advanced processing technologies to produce high quality solar cells. Our monocrystalline solar cells have generally achieved conversion efficiency rates in the range of 16.0% to 16.5%. The highest efficiency level achieved with solar cells produced by us to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of Chinese Academy of Science. In terms of wafer thickness, we are capable of processing silicon wafers that are as thin as 180 microns.

•	Low Overhead and Operating Costs. In terms of operating costs, we believe we are a low-cost solar cell producer. Our location in China provides us with access to low-cost utilities, rent, and research and development and manufacturing personnel. In addition, our proximity to Jinglong Group’s wafer production bases enables us to efficiently manage our inventory and minimize our transportation costs of raw materials. Moreover, we believe our manufacturing lines are highly efficient, minimizing defective products and waste of raw materials.

•	Scalable Manufacturing Capacity. We have the ability to cost-effectively scale our production facilities to manufacture solar cells in large volumes. We commenced commercial operations with the opening of our first solar cell manufacturing line located in Hebei province with a rated manufacturing capacity of 25 MW per annum. Within three months of the commencement of operations, we installed two additional manufacturing lines, each with a rated manufacturing capacity of 25 MW per annum, in the same facilities, which became operational at full capacity in October 2006. The completion of these manufacturing lines in our Hebei facilities has resulted in us having a total rated manufacturing capacity of 75 MW per annum. We believe that there is ample vacant land near our existing production plants for us to construct new plants for the installation of additional manufacturing lines. In addition, our established relationships with our equipment suppliers will allow us to procure equipment needed for our new manufacturing lines in a timely manner.

•	Ability to quickly broaden and diversify our customer base. Our CEO, Mr. Huaijin Yang, has had more than seven years work experience in the solar power industry and is well-respected by many solar power companies in China and abroad. Leveraging our management’s experience and familiarity with the solar power industry, we have broadened our customer base from less than ten customers as of June 30, 2006 to approximately 50 customers as of December 31, 2006. In addition, while we currently sell our products to customers primarily in China, we have sold our products to customers in Germany, Spain, Sweden, South Korea and the United States. We have entered into long-term customer agreements or framework agreements with a number of customers and potential customers and believe that our current customer agreements cover the majority of our planned production for 2007. In January 2007, we signed our largest long-term customer agreement to date with PowerLight Corporation, a wholly-owned subsidiary of SunPower Corporation, under which we are to supply PowerLight with a total of 120 MW of solar cells through the end of 2009.

Our Strategies

Our objective is to become a leader in developing and manufacturing low-cost, high-performance solar cell products. We intend to achieve this objective by pursuing the following strategies:

•	Extend Existing Supply Agreements and Secure New Supply Commitments. We intend to continue working with our existing suppliers to extend their contractual commitments to supply us with silicon wafers and to expand our sources of supplies by entering into new supply agreements with other suppliers. In addition to our wafer supply agreements with Jinglong Group, Renesola, and M.SETEK, we also obtain supplies of ingots or polysilicon from third party suppliers and engage Jinglong Group to process wafers from such ingots or polysilicon for us.

•	Grow Revenue and Expand Manufacturing Capacity. To grow our revenue and increase our share in the global solar power market, we intend to rapidly expand our manufacturing capacity. We achieved a total rated manufacturing capacity of 75 MW per annum in October 2006 and we intend to increase our total rated manufacturing capacity to 175 MW per annum by the end of the third quarter of 2007 by adding four more manufacturing lines at our facilities in Shanghai.

•	Enter into Manufacturing Arrangements with OEM customers. In connection with our strategies to secure wafer supplies and expand our manufacturing capacity, we plan to enter into manufacturing arrangements with customers who have wafer supplies, under which we will be obligated to sell to these customers all or a substantial portion of the solar cells manufactured from their wafer supplies.

•

Further Enhance our Technology through Focused Research and Development Efforts.    We intend to further enhance our technology to improve solar cell efficiency and lower manufacturing costs by continuing to invest in research and development, as well as by working closely with the product development teams of our suppliers and customers. As part of this strategy, we plan to build a research and development center in Shanghai.

•	Build JA Solar into a Leading Brand. We believe establishing name recognition of our brand JA Solar is important to increasing the awareness of our products both in China and overseas. We intend to differentiate our brand by emphasizing our product features that include a combination of high performance, stable supplies and competitive prices. We have launched the Chinese version of our company website, www.jasolar.com, and intend to launch the English version shortly after the completion of this offering, to increase awareness of our company and promote our products. In addition, we regularly attend industry conventions and photovoltaic technology conferences.

•	Expand Sales in New and Existing Markets and Diversify Customer Base. We plan to expand our sales in China and overseas markets, including Germany, Sweden, Spain, South Korea and the United States. We also intend to diversify and grow our customer base to include some of the established players in the global solar power industry. We also intend to establish long-term relationships with some existing customers in order to develop a loyal customer base.

Our Products

We are focused on solar cell design and manufacturing, a stage in the solar power industry value chain that we believe has a significant amount of technology value added which results in higher profit potential and higher barriers of entry. We design, manufacture and market high-performance solar cells, which are made from specially processed silicon wafers and convert sunlight into electricity through a process known as the photovoltaic effect. Solar cells are the key components of solar modules.

We currently produce only monocrystalline solar cells because all our silicon wafer supplies are monocrystalline. Monocrystalline cells are generally more efficient than multicrystalline cells, but costs of monocrystalline wafers are generally higher than multicrystalline wafers. If we determine that business conditions warrant switching some or all of our production to multicrystalline solar cells, we believe that we will be able to produce multicrystalline solar cells with minor adjustments to our manufacturing process. We are currently in discussion with a potential supplier which may supply us with multicrystalline silicon wafers with a larger format than our current wafer supplies. From April 2006 to September 2006, we sold a total of approximately 5.2 million 125 mm × 125 mm solar cells with a total power output of approximately 12.61 MW. In October and November 2006, we sold approximately 3.6 million 125 mm x 125 mm solar cells with a total power output of approximately 8.7 MW.

Product Features

Efficiency, format and cell thickness are the most important properties in determining production costs and sale price of solar cells.

•	Cell Efficiency: Cell efficiency refers to the ratio of the maximum power output of electric energy released and the light received. A cell with a higher degree of efficiency (having the same format) generates more electricity. Efficiency is a key determinant for sale price and therefore affects the profitability margins of the manufacturer. Our monocrystalline solar cells have generally achieved efficiency levels in the range of 16.0% to 16.5%. The highest efficiency level achieved with cells produced by us to date was 17.47%, as tested by the Photovoltaic and Wind Power System Quality Test Center of the Chinese Academy of Science. Cell efficiency is affected by the following factors:

•

Wafer Quality:    The quality of the wafer from which a cell is produced is of significant importance for the processing and the efficiency of cells. Our principal wafer supplier, Jinglong Group, which is the largest silicon wafer producer in China, has been supplying us with silicon wafers which we believe are of stable and consistent quality and contribute to optimizing our cell efficiency. We have also formed a cooperative relationship with Jinglong Group to provide technical support to ensure and improve the quality of their wafers.

•	Manufacturing Process: We believe that we have developed and implemented advanced and proprietary manufacturing processes in our production facilities. For example, we use special techniques in the diffusion process in order to fabricate high-performance cells with an improved cell efficiency. In addition, we have a well-trained maintenance team that continuously monitors each step of our manufacturing process. We believe that this monitoring system has helped us maintain consistency and uniformity in the solar cells we produce and overall improved our cell efficiency, as well as helped us minimize the down-time of our manufacturing lines.

•	Format: The larger the format of a cell, the greater its power output (having the same efficiency). Accordingly, larger cells (having the same efficiency) can be sold for a higher price. On the other hand, a larger format generally results in increased breakage rates and higher material cost per watt. We currently only produce solar cells with a format of 125 mm × 125 mm with maximum power of 2.60 watts and an optimum operating voltage of 0.62v because of the uniform size of the wafers we obtain from our suppliers. We are capable of producing different sizes of solar cells by making minor adjustments to the equipment used in our manufacturing lines.

•	Cell Thickness: The thinner a cell, the less polysilicon is generally needed for its production. This facilitates a cost reduction per cell and the production of more cells from a given amount of polysilicon. However, thinner cells also tend to be more fragile and have higher breakage rates. One of our research and development projects is focused on refining process technologies for ultra-thin wafers. The average thickness of the silicon wafers from our suppliers is in the range of 210-230 microns. We are capable of processing silicon wafers that are as thin as 180 microns.

Manufacturing

Manufacturing Capacity and Facilities

We believe we are a low-cost solar cell producer. Our China-based production facilities have provided us with access to low-cost utilities, rent and labor. In addition, our facilities are adjacent to Jinglong Group’s silicon ingot and silicon wafer production bases, which enables us to efficiently manage our inventory and minimize transportation costs. We currently have manufacturing facilities in Ningjin, Hebei and intend to build new manufacturing facilities in Shanghai to meet our current and foreseeable future production requirements.

The table below sets forth certain information regarding our current and planned manufacturing capacity in our Ningjin, Hebei and Shanghai manufacturing facilities:

Operating manufacturing capacity			Planned manufacturing capacity
Facilities location	Rated manufacturing capacity per annum (in MW)	Commencement date of commercial production	Facilities location	Rated manufacturing capacity per annum (in MW)	Commencement date of commercial production
Ningjin, Hebei	25 50	March 2006 August 2006	Shanghai	100	3rd Quarter of 2007*

Total	75		Total	100

*	Estimated commencement date of operation.

Manufacturing Facilities in Ningjin, Hebei

Our current manufacturing facilities are located in Ningjin, Hebei, where we have three fully-operational solar cell manufacturing lines. We commenced commercial production on our first manufacturing line with a rated manufacturing capacity of 25 MW per annum in March 2006 and made our first commercial shipment in April 2006. In July 2006, we were able to operate our first manufacturing line in its full capacity. The other two manufacturing lines commenced commercial production in August 2006 and became operational on their full capacity in October 2006. We produced approximately 269,372, 412,849, 576,401, 832,534, 1,233,288, 1,897,711, 2,372,669, 2,109,337 and 2,713,655 solar cells in the format of 125 mm × 125 mm, which are equivalent to 0.6 MW, 1.0 MW, 1.4 MW, 2.0 MW, 3.0 MW, 4.5 MW, 5.6 MW, 5.0 MW and 6.4 MW in April, May, June, July, August, September, October, November and December 2006, respectively. Our average wafer breakage rate was approximately 1.6%, 2.0%, 1.9%, 2.0%, 2.5%, 2.6%, 2.4%, 1.5%, 1.2%, in April, May, June, July, August, September, October, November and December 2006, respectively, and approximately 2.0% for these nine months. Increased average wafer breakage rates in August, September and October 2006 were related to the ramping up of production of our second and third manufacturing lines.

For our manufacturing facilities in Ningjin, Hebei, we lease from Jinglong Group real property with an aggregate of approximately 25,000 square meters for our offices, research and development laboratories, manufacturing facilities, and warehouses for a term of four years starting from July 1, 2006. See “Related Party Transactions — Transactions with Jinglong Group — Lease Agreement for Ningjin Facilities.”

Planned Manufacturing Facilities in Shanghai

As part of our strategy to further expand our manufacturing capacity to meet the rapidly increasing market demand for solar cell products, we plan to build four manufacturing lines, each with a rated manufacturing capacity of 25 MW per annum, in new facilities in Shanghai. For our Shanghai facilities, we expect to lease from Jinglong Group real property with a gross area of approximately 100,000 square meters for our manufacturing facilities, research and development center and offices. We expect to enter into a lease agreement with Jinglong Group for these properties and pay Jinglong Group appropriate market rent. Jinglong Group has commenced the construction works for our Shanghai facilities, and has agreed to set up its wafer production facilities to supply our new Shanghai facilities in an adjacent location in Shanghai.

We expect our Shanghai facilities would commence commercial operation by the end of the third quarter of 2007. We have placed purchase orders with our equipment suppliers to ensure prompt delivery and timely installation of the manufacturing lines in our Shanghai facilities according to our schedule. Furthermore, we have formulated a recruitment program for hiring and training of employees for our Shanghai facilities.

We intend to lease from Jinglong Group the land and buildings to be used for our planned Shanghai manufacturing facilities. Jinglong Group has paid a portion of the required land grant fees but has not obtained from the relevant PRC authorities the required land use right certificates for these real properties. Consequently, we cannot legally lease any of these real properties from Jinglong Group unless and until Jinglong Group has obtained their land use right certificates. We cannot assure you whether Jinglong Group may obtain these land use right certificates in a timely manner, or at all. As a result, we may not be able to build or operate our Shanghai facilities as planned, or at all. See “Risk Factors — Risks Related to Our Business — Our future success substantially depends on our ability to significantly increase our manufacturing capacity, output and sales. Our ability to achieve our expansion goals is subject to a number of risks and uncertainties. In addition, we may not be able to manage our expansion effectively.”

Manufacturing Process

We use a semi-automated manufacturing process to lower our operating costs and capital expenditure. We intend to optimize automation and manual operations in our manufacturing process to take advantage of our location in China, where the costs of skilled labor and engineering and technical resources tend to be lower than those in developed countries. The following provides a brief overview of the most important steps in our solar cell manufacturing process:

•	Texturing and cleaning: The solar cell manufacturing process begins with texturing of the surface of wafers which reduces the solar cell’s reflection of sunlight, followed by surface cleaning of the cells. The texturing process for multicrystalline wafers is slightly different from that for monocrystalline wafers. However, we believe we are capable of producing multicrystalline solar cells by making certain minor adjustments in our texturing process.

•	Diffusion: Next, through a thermal process, a negatively charged coating is applied to the positively charged raw wafers in a diffusion furnace. At the high furnace temperature, the phosphorous atoms diffuse into the wafer surface. As a result, the wafer now has two separate layers — a negatively charged layer on the surface and a positively charged layer below it.

•	Isolation: To achieve a clean separation of the negative and positive layers, the edges of the wafers are isolated through etching, a process that removes a very thin layer of silicon around the edges of the solar cell resulting from the diffusion process.

•	Anti-reflection coating: We then apply an anti-reflection coating to the front surface of the solar cell to enhance its absorption of sunlight.

•	Printing: In a screen printing process, we print silver paste and aluminum paste to the front and back surfaces of the solar cell, respectively, to act as contacts, with the front contact in a grid pattern to allow sunlight to be absorbed.

•	Co-firing: Subsequently, contacts are connected through an electrode firing process in a conveyor belt furnace at high temperature. The high temperature causes the silver paste to become embedded in the surface of the silicon layer forming a reliable electrical contact. The aluminum paste on the back of the cell serves as a mirror for particles, further enhancing the efficiency level.

•	Testing and sorting: Finally, we complete the manufacturing of solar cells by testing and sorting. The finished cells are sorted according to efficiency levels and optical criteria. Each cell is tested and subsequently assigned to a performance and quality class depending on the testing results.

Production Equipment

The major manufacturing equipment for solar cell production includes texturing machines, diffusion furnaces, edge isolators, wafer cleaning machines, coating systems, contact printers, co-firing machine and sorting machines. We purchase our equipment from various recognized equipment manufacturers in China, the United States and Europe. We have close relationships with the world’s leading equipment manufacturers in the solar power industry and work closely with selected equipment manufacturers to develop and build our solar cell manufacturing lines. In addition, we have developed technical specifications for the design of certain equipment and engaged manufacturers to construct the equipment in accordance with our specifications. This custom-made equipment is manufactured locally and used to substitute for certain equipment that we would otherwise be required to import from overseas at a higher cost. Our technical team is responsible for overseeing the installation of the manufacturing lines to ensure that the interaction between the various individual components and the entire production process is optimized.

Raw Materials and Utilities

Silicon wafers are the most important raw materials for producing solar cells. Given the current industry-wide shortage of polysilicon supply, securing an adequate supply of silicon wafers is of key significance for us.

See “Risk Factors — Risks Related to Our Business — We are susceptible to the current industry-wide shortage of polysilicon, which could adversely affect our ability to meet existing and future customer demand for our products and cause us to lose customers and market share, generate lower than anticipated revenues and manufacture our products at higher than expected costs.” Other than silicon wafers, raw materials for manufacturing solar cells include auxiliary materials such as metal pastes, chemicals and gases. For these auxiliary materials, we choose our suppliers through a bidding process based on the quality of their materials and the competitiveness of their pricing terms. We seek to maintain active relationships with multiple suppliers for each of these auxiliary raw materials, and we believe we can readily find alterative sources of supply on terms acceptable to us if any of our current suppliers can not meet our requirements.

Silicon Wafers

The success of our business and our growth strategy depend heavily on securing sufficient supply of silicon wafers to meet our existing and planned production capacity. We currently have a long-term silicon wafer supply agreement with Jinglong Group, which has been able to meet our wafer requirements. In addition, we also obtain supplies of ingots or polysilicon from third party suppliers and engage Jinglong Group to process wafers from such ingots or polysilicon for us. To meet our growing production capacity, we are in active discussions with polysilicon and silicon wafer suppliers both from overseas and in China to secure medium- to long-term supply contracts. In order to meet a portion of our raw material requirements, we are also in active discussions with potential OEM customers who have their own wafer supplies to enter into supply arrangements with them. Under these arrangements, we would obtain silicon wafer supplies from these customers, and would be obligated to sell to these customers all or a substantial portion of the solar cells manufactured with these wafers. We believe through our supply agreement with Jinglong Group and other potential arrangements under discussion, we will be able to secure an adequate supply of silicon wafers to meet our production needs for 2007. See “Risk Factors — Risks Related to Our Business — We currently depend on Jinglong Group for the supply of our silicon wafer requirements. If Jinglong Group fails to deliver to us sufficient quantities of silicon wafers that meet our timing, quality and cost requirements, we may not be able to find suitable alternative suppliers in a timely manner and we may lose customers, market share and revenue.”

Long-term Supply Agreements with Jinglong Group and Others

We currently acquire almost all of our silicon wafers requirements from Jinglong Group, which is owned by the shareholders of Jinglong BVI, our largest shareholder. Jinglong Group is China’s largest producer and supplier of monocrystalline silicon wafers with more than ten years’ operating history in the silicon processing business and currently has a capacity of producing approximately 4.3 million 125 mm × 125 mm wafers per month. Jinglong Group currently has 136 self-made monocrystalline silicon furnaces and 28 wafer-cutting machines. For the nine-month period ended September 30, 2006, Jinglong Group estimated that it produced an average of approximately 3.0 million 125 mm × 125 mm wafers per month. Jinglong Group has also advised us that it has had an established relationship with Hemlock, the world’s largest supplier of polysilicon, and has obtained polysilicon through Hemlock’s distributor since 2000. Through the same distributor, Jinglong Group procured approximately 250 tons of polysilicon from Hemlock in 2006. Jinglong has advised us further that, based on its arrangements with Hemlock and other long-term suppliers, it expects to procure not less than 600 tons of polysilicon per annum in each of 2007 and 2008 and not less than 900 tons of polysilicon per annum in 2009. In addition, Jinglong Group also sources polysilicon supplies from the spot market and other suppliers.

In July 2006, we entered into a long-term silicon wafer supply agreement with Jinglong Group, which, among other things, provides that:

•

we have a right to purchase silicon wafers from Jinglong Group on a long-term basis and Jinglong Group will take all necessary actions to meet our silicon wafer requirements, including securing sufficient raw materials for their wafer production. Jinglong Group supplied us with approximately 2.7 million wafers in each of October and November 2006, and has agreed that it would supply us with not less than 2.7 million silicon wafers per month until and including April 2007 and not less than 4.0 million silicon wafers per month for the remaining months of 2007;

•	the silicon wafers we purchase from Jinglong Group will be priced on terms at least as favorable to us as the market price that we may obtain from third-party suppliers for similar products, plus a reasonable commercial discount based on our long-term demand and the payment arrangement;

•	at our request, Jinglong Group will use its best efforts to assist us in securing additional supplies of silicon wafers, including those made available to Jinglong Group from third parties;

•	Jinglong Group agrees to expand its wafer manufacturing capacity and take an active role in the expansion plan of its raw material supplier to meet our additional requirements when we carry out our planned capacity expansion;

•	the purchase price will be settled on a monthly basis, and we must pre-pay 30% of the estimated total monthly purchase price for the next month;

•	should Jinglong Group fail to make the delivery in a timely manner, Jinglong Group will be liable for damages in an amount of 0.3% of the aggregate price of the subject purchase order for each day in default and compensate us for any related losses incurred by us. If Jinglong Group fails to cure the late delivery breach within 30 days after the agreed delivery date, we will have the right to cancel such order and/or terminate this agreement and claim damages against Jinglong Group for any losses incurred by us as a result of the breach, including the loss of our expected profits; and

•	the agreement will be effective until December 31, 2010 and, unless any party objects, it will be automatically renewed for three additional years upon expiration in 2007.

In September 2006, we entered into a 31-month wafer supply agreement with ReneSola, under which it has agreed to supply us 300,000 wafers per month from June 2007 to December 2007 and increased monthly amounts in 2008 and 2009 to be further agreed by ReneSola and us. Under the terms of the agreement, we are required to make a prepayment of RMB 32.1 million in January 2007, representing 30% of the agreed total payments of RMB 107.1 million for wafer supplies to be delivered in 2007. We intend to make this prepayment with cash on hand. The prepayment will be applied on a pro rata basis to deliveries of wafer supplies with the remaining balance on each shipment due within one week of delivery. The unit price for 2008 and 2009 will be further agreed by the parties. ReneSola is subject to a weekly 1% penalty for late delivery and we are subject to a weekly 1% penalty for late payment, however, such penalties cannot exceed 1% of the total value of goods in a particular month.

In December 2006, we entered into a 54-month wafer supply agreement with M.SETEK, under which it has agreed to supply to us 100,000 wafers per month from July 2007 to December 2007, 500,000 wafers per month from January 2008 to June 2008, 1,500,000 wafers per month from July 2008 to June 2009 and 3,000,000 wafers per month from July 2009 to December 2011. Our agreement with M.SETEK will only become effective upon the prepayment by us of US$100 million in the second quarter of 2007. We intend to use US$100 million of the net proceeds of this offering to make the prepayment under our agreement with M.SETEK. We have been advised by M.SETEK that it will use our prepayment to satisfy a portion of its capital expenditure requirements in connection with the expansion of its polysilicon and wafer production capacity in Japan. Although we believe M.SETEK is not a related party, our chairman, Baofang Jin, is an indirect shareholder and the general manager of M.SETEK’s joint venture in China, Ningjin Songgong. M.SETEK has agreed to credit future invoices US$1.00 against our US$100 million prepayment for each of the first 100 million silicon wafers it will deliver to us, regardless of any future price adjustments above or below the initial unit price of US$5.00 per wafer. The unit price is set at US$5.00 per wafer for July 2007 to December 2007, which will be renegotiated on an annual basis based on market conditions. M.SETEK is subject to a monthly 0.5% penalty for late delivery and we are subject to a monthly 0.5% penalty for late payment. We may terminate the agreement if M.SETEK fails to deliver the required quantity, or if the quality of the wafers fails to meet agreed upon quality standards, and M.SETEK fails to remedy such failure within sixty days of receiving notice from us. M.SETEK may terminate the agreement if we fail to remedy a late payment within sixty days of receiving notice from M.SETEK. See “Risk Factors — Risks Related to Our Business — Prepayment arrangements for procurement of silicon wafers from M.SETEK, Jinglong Group and other existing and new suppliers expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, either of which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.”

Utilities

We consume a significant amount of electrical power and water in our production of solar cells. To operate at full capacity three manufacturing lines with a total rated manufacturing capacity of 75 MW per annum, we, on average, consume approximately one million kilowatts of electricity and 10,000 cubic meters of high-purity water per month. We currently process and use the underground water in Ningjin to meet our high-purity water requirements, and we have obtained permits from the relevant PRC governmental authority for our water usage.

Quality Assurance and Certifications

Our senior management team is actively involved in setting quality assurance policies and managing quality assurance performance to ensure the high quality of our solar cell products. During the manufacturing process, we continuously monitor the quality of our products in process by following procedures including: (i) automatic monitoring and sorting system based on measurement of the efficiency level, breakage rate, and purity level of our solar cell products and (ii) manual inspection of the surface outlook of solar cells. If any of our solar cell products is damaged, defective, or does not meet other quality standards, it will be sorted out during the monitoring process.

We believe that we have a strong equipment maintenance team with well-trained personnel to oversee the operation of our manufacturing lines to avoid any unintended interruption, and to minimize the regular down time, of such manufacturing lines. To ensure that our quality assurance procedures are effectively applied, manufacturing line employees are provided with continuous job training.

Research and Development

We believe one of our strengths is that we have an experienced and committed research and development team with key members who are our founding shareholders and executive officers. Upon our formation, we acquired proprietary technical know-how related to the commercial production process of solar cells from Australia PV Science & Engineering Co., which was wholly-owned by Dr. Ximing Dai, as part of its capital contribution to us within an implied value of RMB 9.0 million (US$1.1 million). Dr. Dai is a senior photovoltaic scientist and has been our chief technology officer since our inception of business, and under her supervision and leadership, our research and development team has been focused on improving the processing technology that we have acquired from Australia PV Science & Engineering Co. as well as developing other process technologies for production of solar cells that could increase conversion efficiency and other qualities of solar cells and reduce production costs.

We have significantly improved our solar cell fabricating process technologies since our commencement of production in April 2006, including improvements in each of the following processing steps. These technological improvements have resulted in us having increased cell conversion efficiencies for silicon wafers of different types and qualities and improved production yields on our manufacturing lines.

•	Texturing. We have introduced a new process formula to the texturing process. As a result, the nucleation of pyramids has been improved and the repetition of texturing quality in our production lines has been more reliable;

•	Diffusion. We have modified our diffusion process and introduced a new processing technology to reduce the defects and surface damage created during the process, which, in turn, has resulted in an improvement to the lifetime of the processed wafers; and

•	Drying and Firing. We have designed new drying and firing conditions for the metal pastes. The new conditions allow solar cells to have a good back surface field, ohmic contacts and low “bow.” The low “bow” may significantly reduce wafer breakage during automatic soldering when manufacturing modules.

We intend to continue to focus our research and development efforts on improving and developing processing technologies for production of solar cells aimed at increasing solar cell conversion efficiency and other qualities as well as reducing production costs, including one or more of the following projects and topics:

•	“Selective Emitter” Structure. We intend to develop a novel diffusion approach to form a “selective emitter” structure on the front surface of the cells, which will simplify the manufacturing process sequence and make it suitable for commercialization. This technique is expected to lead to improved cell efficiency in excess of 20% for monocrystalline silicon wafer.

•	Screen-printing N-Type Solar Cells. To achieve a stabilized cell performance and eliminate front surface shading loss, we intend to develop screen-printing n-type solar cells using thinner wafer and simple process sequences, which are expected to reduce production costs and improve cell efficiency.

•	Ultra-thin Wafer Industrial Manufacturing. To refine our techniques used in the processing of ultra-thin wafers, we plan to study the stress and defect rates of wafers in each stage of the manufacturing process in order to control wafer breakage.

•	Quality Control Techniques. We intend to develop enhanced techniques to be applied in the quality control of our products and manufacturing lines, including characterization of product performance, in-line diagnostics, and methods to control production yield, product durability and reliability.

•	Thin-film Material Solar Cells. We intend to develop polycrystalline silicon-based thin-film materials to be deposited on non-silicon based substrates, which will significantly reduce the consumption of silicon materials and production costs.

•	Multicrystalline Screen-printing Silicon Solar Cells. We intend to research on different approaches to improve the electronic quality of the multicrystalline silicon substrate and to enhance the efficiency of multicrystalline screen-printing silicon solar cells.

As of September 30, 2006, our research and development team comprised 16 specialists including three photovoltaic technology experts, five researchers and eight research assistants. We plan to build our research and development center in Shanghai from the proceeds of this offering.

Markets and Customers

We sell our solar cells principally to solar module manufacturers, which will assemble and integrate our products into modules and systems. In terms of revenues for the eleven months ended November 30, 2006, our ten largest customers, were Shanghai Chaori Solar Energy Co., Ltd., Shanghai Huinong Co., Ltd., Zhangjiagang Yongneng (Sun Link PV), Zhejiang ERA solar Technology Co., Ltd. Wuxi Jiacheng Solar Technology Co., Ltd., Ningjin Sun New Energy Co., Ltd., Huangming Solar, Canadian Solar Inc., Shanghai Rentong, Wuxi Guofei Green Power Source Co., Ltd. We have entered into long-term customer agreements or framework agreements with a number of customers and potential customers and believe that our current customer agreements cover the majority of our planned production for 2007. In January 2007, we signed our largest long-term customer agreement to date with PowerLight Corporation, a wholly-owned subsidiary of SunPower Corporation, under which we are to supply

PowerLight with a total of 120 MW of solar cells through the end of 2009. In January 2007, we also signed a long-term sales agreement with Crown Renewable Energy, LLC, under which we have agreed to supply Crown Renewable Energy a total of 45 MW of solar cells through the end of 2009.

We currently sell a substantial portion of our products to customers, most of which are module manufacturers based in China. For the nine months ended September 30, 2006, approximately 98.7% of our total sales revenue was made to customers based in China and sales to our three largest customers represent approximately 47% of our total revenues, of which two were our related parties until August 2006 and sales to them accounted for approximately 35% of total revenues. See “Risk Factors — Risks Related to Our Business — We currently sell a significant portion of our solar cell products to a limited number of customers. Our dependence on these customers may cause significant fluctuations or declines in our revenues” and “Related Party Transactions — Transactions with Other Related Parties.”

Since we commenced commercial production in April 2006, we have expanded and diversified our customer base, which has increased from a total of ten customers as of June 30, 2006 to 36 customers as of September 30, 2006, and to approximately 50 customers as of December 31, 2006. In addition, while our direct sales to overseas customers only accounted for approximately 1.3% of our total sales revenue for the nine months ended September 30, 2006, we have sold our products to customers in Germany, Sweden, Spain, South Korea and the United States. With the expected commencement of additional manufacturing lines in our Shanghai facilities by the end of the third quarter of 2007, we expect to further expand and diversify our customer base. We believe the end-users of our solar cell products are mostly in Europe, including Germany and Spain.

Sales and Marketing

Our sales and marketing strategy is to capitalize on the prevailing global supply shortage of solar cells and selectively and quickly expand our customer base to include some established players in the global solar power industry. We currently focus on establishing long-term relationships with some existing customers to develop a loyal customer base. We also plan to expand our sales into selected overseas markets, including Germany, Sweden, Spain, South Korea and the United States. Our chief executive officer, Mr. Huaijin Yang, is directly responsible for developing sales and marketing strategies.

We sell our products to module manufacturers and overseas primarily through a team of five sales and marketing personnel. Our customers will supply modules assembled from our solar cells to end-users both in China and overseas. The end-users of our solar cell products are mostly in Europe, including Germany and Spain. We are actively working to expand our sales and distribution channels by selectively adding more sales and marketing personnel.

Our after-sale services primarily involve exchanges of damaged or defective solar cells manufactured by us. Customers of our products will normally perform tests on the conversion efficiency of our solar cells and provide their feedback to us. Consistent with the market practice in China, we provide our customers the right to exchange solar cells they have purchased from us in the event that the conversion rate of such solar cells is lower than that specified in the purchase agreement by 5.0% or more. As we conduct efficiency testing on our products and sort our products based on the testing results in our manufacturing process, we have experienced few incidents where our products failed to meet the indicated efficiency level.

Intellectual Property

We currently do not own any registered intellectual property rights and we rely on trade secrets and other similar protections. Our chief technology officer, Dr. Ximing Dai, developed a process technology for production of solar cells and has contributed the technology through her wholly-owned company, Australia PV Science & Engineering Co., to us with an implied value of RMB 9.0 million (US$1.1 million) as part of her equity investment in us. See “Risk Factors — Risks Related to Our Business — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly and may not be resolved in our favor.”

Competition

The solar power market is intensely competitive and rapidly evolving. In the global market, our competitors include photovoltaic divisions of large conglomerates, such as BP Solar International Inc., Schott AG, Sharp Corporation, Mitsubishi Electric Corporation, and Sanyo Electric Co., Ltd., specialized cell and module manufacturers such as Motech Industries, Inc., E-Ton Solar Tech Co., Ltd. and Q-Cells AG, as well as integrated manufacturers of photovoltaic products such as SolarWorld AG. In the Chinese market, we compete with Suntech Power Co., Ltd., Nanjing PV-Tech Co., Ltd., Solarfun Power Holdings Co., Ltd., Tianwei Yingli New Energy Resources Co., Ltd. and Jiangyin Jetion Science & Technology Co., Ltd. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. We expect to compete with future entrants to the photovoltaic market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. In addition, the entire photovoltaic industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our competitors are developing or currently producing products based on new solar technologies, including amorphous silicon, ribbon and nano technologies. These new technologies have certain advantages over the crystalline technologies that we currently use because the production process using the new technologies often can be integrated in a shorter and simpler process and require less silicon materials for production. As a result, our competitors using or developing these new technologies believe these technologies will ultimately cost the same as or less than the cost of crystalline technologies similar to ours, on a cost per watt basis. At present, however, we believe our products have higher efficiencies and longer lifetimes compared to products produced using these competing technologies. Our 125 mm x 125 mm monocrystalline wafers generally achieve conversion efficiency rates in the range of 16.0% to 16.5%, have an expected life of more than 20 years. On the other hand, the ribbon technologies on the market launched commercially currently achieve conversion efficiency rate at about 11% with cell sizes limited to 100-125 square centimeters; and commercial application of amorphous technologies have been on products with approximately 5% conversion efficiency. Nano technologies, which are not yet commercialized, are also expected to have close to 5% conversion efficiency.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size and, in some cases, longer operating histories provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our existing potential customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can. See “Risk Factors — Risks Related to Our Business — Because we compete in a highly competitive market and many of our competitors have greater resources than us, we may not be able to compete successfully.”

Environmental Matters

We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our research and development and manufacturing process. We are subject to regulation and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations. Under PRC environmental regulations, we are required to obtain a pollutant discharging permit and a safety appraisal, which includes a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers, with relevant governmental authorities after we have completed the installation of our manufacturing lines but before the manufacturing lines’ commercial production. We are also required to undergo an environmental protection examination and obtain approval with relevant governmental authority within three months of the launch of trial production and before the manufacturing lines commence full operation. The relevant governmental authorities have the right to impose fines or a deadline to cure any non-compliance, or order us to cease the production if we fail to comply with these requirements.

We have obtained the pollutant discharging permit, the safety appraisal and the environmental protection examination and approval. However, the timing when we received these permits and approvals was after we commenced full operation on our manufacturing lines, which was not in compliance with the relevant PRC environmental regulations. We were not imposed any fines, which may be up to RMB 50,000 (US$6,326) under the relevant environmental regulations, or other penalties by or from the environmental authorities for these past non-compliances. However, if we fail to comply with relevant environmental regulations in the future, we may be required to pay fines, suspend production or cease operation. See “Risk Factors — Risks Related to Our Business — Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.”

Employees

As of December 31, 2005 and September 30, 2006, we had a total of 27 and 564 employees, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of September 30, 2006:

	Number of employees	Percentage of total
Manufacturing and engineering	463	82.1%
Quality assurance	22	3.9
General and administration	28	5.0
Purchasing and logistics	12	2.1
Research and development	16	2.8
Marketing and sales	5	0.9
Others	18	3.2

Total	564	100%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. As we begin operation of our new manufacturing lines, we plan to hire additional employees as we expand, including additional accounting and finance personnel.

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2005 and September 30, 2006, 80% and 10%, respectively, of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. A number of our employees have overseas education and industry experience.

We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 20%, 2% and 1%, of our employees’ aggregate salary to a pension contribution plan, an unemployment insurance plan, and a personal injury insurance plan respectively, for our employees.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment, facilities, and inventories (raw materials and products). These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to a total of approximately RMB 228 million as of September 30, 2006. We also maintain corporate accident health insurance in the amount of RMB 2.9 million as of September 30, 2006. We consider our insurance coverage to be consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Risk Factors — Risks Related to Our Business — We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims or business interruptions.” We paid an aggregate of approximately RMB 678,411 in insurance premiums for the nine-month period ended September 30, 2006.

Legal, Arbitration and Administrative Proceedings

We are currently not a party to any material legal, arbitration or administrative proceedings, and we are not aware of threatened material legal, arbitration or administrative proceedings against us. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

RELATED PARTY TRANSACTIONS

Our Corporate Restructuring

We commenced our business in May 2005 through JingAo Solar Co., Ltd., or JA China, a limited liability company established in China. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating JA Development Co., Ltd., or JA BVI, in the British Virgin Islands in July 2006. JA BVI acquired all of the equity interests in JA China through a series of transactions that have been accounted for as a recapitalization. In particular, JA BVI paid US$15 million to JA China’s former shareholders in proportion to their percentage of ownership in JA China before the recapitalization to acquire all of the equity interests of JA China, and the former shareholders of JA China contributed US$6.75 million to JA BVI’s capital also in proportion to their percentage of ownership in JA China. As a result, the percentage of common share ownership before and after the recapitalization remained the same. The net effect of the US$15 million payment and the US$6.75 million contribution is a return of capital of US$8.25 million to the former shareholders of JA China, which was accounted for as a net return of capital to shareholders with a charge to additional paid-in-capital in September 2006.

In anticipation of our initial public offering, we undertook a restructuring by incorporating JA Solar Holdings Co., Ltd., or JA Solar, in the Cayman Islands as a listing vehicle, followed by JA Solar’s issuance of shares to all existing shareholders of JA BVI in exchange for all of the shares that these shareholders held in JA BVI. Upon completion of the restructuring in August 2006, JA BVI became a wholly-owned subsidiary of JA Solar, and JA Solar became our ultimate holding company. We currently conduct substantially all of our operations through JA China.

To operate our planned new facilities in Shanghai, we have established our subsidiary in Shanghai, Shanghai JA Solar Technology Co., Ltd., in the form of a Sino-foreign joint venture limited liability company that is 43.75% owned by JA China and 56.25% owned by JA BVI. The following diagram illustrates our corporate structure, the place of formation and the ownership interests of our subsidiaries as of September 30, 2006.

Transactions with Jinglong Group

Jinglong Group is 100 % owned by the shareholders of our largest shareholder, Jinglong BVI, and thus, is a related party of ours. Baofang Jin, our Chairman, owns 32.96% equity interests in each of Jinglong Group, and Jinglong BVI, and Bingyan Ren, our director, owns 4.79% equity interests in each of Jinglong Group and Jinglong BVI. Jinglong Group is China’s largest producer and supplier of monocrystalline silicon wafers with more than ten years’ operating history in the silicon processing business and currently has a capacity of producing approximately 4.3 million 125 mm × 125 mm wafers per month. Jinglong Group currently has 136 self-made monocrystalline silicon furnaces and 28 wafer cutting machines. For the nine-month period ended September 30, 2006, Jinglong Group estimated that it produced an average of approximately 3.0 million 125 mm × 125 mm wafers per month. Jinglong Group has also advised us that it has had an established relationship with Hemlock, the world’s largest supplier of polysilicon, and has obtained polysilicon manufactured by Hemlock through Hemlock’s distributor since 2000. Through the same distributor, Jinglong Group procured approximately 250 tons of polysilicon from Hemlock in 2006. Jinglong has advised us further that, based on arrangements with Hemlock and other long-term suppliers, it expects to procure not less than 600 tons of polysilicon per annum in each of 2007 and 2008 and not less than 900 tons of polysilicon per annum in 2009. In addition, Jinglong Group also sources polysilicon supplies from the spot market and other suppliers.

Jinglong Group has been, and is, our principal silicon wafer supplier. We purchased silicon wafers from Jinglong Group for an aggregated price of RMB 319.1 million (US$40.4 million) for the nine-month period ended September 30, 2006. Outstanding advances to Jinglong Group for purchase of silicon wafers amounted to RMB 46.4 million (US$5.9 million) as of September 30, 2006. On July 1, 2006, we entered into a long-term wafer supply agreement with Jinglong Group, under which Jinglong Group agreed to meet our current silicon wafer requirements as well as the additional requirements that we may have as we expand our solar cell manufacturing capacity. In addition, Jinglong Group leased to us our manufacturing facilities in Ningjin, and has agreed to lease to us for manufacturing and research and development facilities in Shanghai upon the completion of their construction.

These agreements and arrangements are described below.

Wafer Supply Agreement

In July 2006, we entered into a long-term silicon wafer supply agreement with Jinglong Group, which, among other things, provides that:

•	we have a right to purchase silicon wafers from Jinglong Group on a long-term basis and Jinglong Group will take all necessary actions to meet our silicon wafer requirements, including securing sufficient raw materials for their wafer production. Jinglong Group supplied us with approximately 2.7 million wafers in each of October, November and December 2006, and has agreed that it would supply us with not less than 2.7 million silicon wafers per month until and including April 2007 and not less than 4.0 million silicon wafers per month for the remaining months of 2007;

•	the silicon wafers we purchase from Jinglong Group will be priced on terms at least as favorable to us as the market price that we may obtain from third-party suppliers for similar products, plus a reasonable commercial discount based on our long-term demand and the payment arrangement;

•	at our request, Jinglong Group will use its best efforts to assist us in securing additional supplies of silicon wafers, including those made available to Jinglong Group from third parties;

•	Jinglong Group agrees to expand its wafer manufacturing capacity and take an active role in the expansion plan of its raw material supplier to meet our additional requirements when we carry out our planned capacity expansion;

•	the purchase price will be settled on a monthly basis, and we must pre-pay 30% of the estimated total monthly purchase price for the next month;

•	should Jinglong Group fail to make the delivery in a timely manner, Jinglong Group will be liable for damages in an amount of 0.3% of the aggregate price of the subject purchase order for each day in default and compensate us for any related losses incurred by us. If Jinglong Group fails to cure the late delivery breach within 30 days after the agreed delivery date, we will have the right to cancel such order and/or terminate this agreement and claim damages against Jinglong Group for any losses incurred by us as a result of the breach, including the loss of our expected profits; and

•	the agreement will be effective until December 31, 2010 and, unless any party objects, it will be automatically renewed for three additional years upon expiration.

Lease Agreement for Ningjin Facilities

We leased offices, dormitories and manufacturing facilities in Ningjin, China from Jinglong Group for an aggregate of approximately 25,000 square meters at market rates under a master operating lease agreement dated June 2005 with a monthly rental payment of RMB 75,000, which lease expired in June 2006. On July 1, 2006, we renewed our operating lease with the Jinglong Group, which covered all previously leased assets, as well as certain land initially leased from a third party, the rights for which were subsequently acquired by the Jinglong Group. The new operating lease with the Jinglong Group will expire in June 2010 with an annual rental of RMB 1,800,000.

In addition, we have an agreement with Jinglong Group to pay management fees of RMB 20,000 per month for facilities maintenance and security services provided by Jinglong Group. The term of this agreement is from April 2006 to December 2007 and will be renewable annually afterwards.

Transactions with Other Related Parties

We extend travel expense advances to our officers and employees. Outstanding travel expense advances to our officers and employees amounted to RMB 282,488 and RMB 93,885 (US$11,878) as of December 31, 2005 and September 30, 2006, respectively.

We outsourced production to Shanghai Fengguang Energy Technology Co., Ltd., a related company that has an officer who was one of our shareholders until June 2006. Purchases from this related company totaled RMB 580,342 (US$73,424) for the nine-month period ended September 30, 2006 and there was no outstanding payable balance to this related party as of September 30, 2006.

We have sold our solar cell products to the following companies which are, or once were, our related parties. As of September 30, 2006, outstanding receivables from these customers were RMB 0.

Below are the names of the companies and their relationship with us:

Company	Relationship with the company	Our sales for the nine months ended September 30, 2006(1)
		(in thousand RMB)
Shanghai Jinglong Photovoltaics Co., Ltd.	Jinglong Group is a shareholder of the company	9,305
Shanghai Fengguang Energy Technology Co., Ltd.	General manager of the company was our indirect shareholder until June 2006	3,104
Shanghai Chaori Sun Power Technology Development Co., Ltd.	Chairman of the company was our director until August 2006	29,664
Shanghai Huinong Co., Ltd.	Chairman of the company was our director until August 2006	45,563
Ningjin Sunshine New Energy Co., Ltd.	Chairman of the company is Mr. Baofang Jin, our Chairman	3,708

(1)	For companies who ceased to be our related parties during the period, the sales figures represent sales to these related parties for the period up to the date they ceased to be related parties.

As of September 30, 2006, RMB 100 million (US$12.7 million) of our short-term bank borrowings are guaranteed by Ningjin Songgong, of which Mr. Baofang Jin, our Chairman, is an indirect shareholder and the general manager. The guaranty from Ningjin Songgong with respect to a loan of RMB 50 million (US$6.3 million) was released by the lending bank when we rolled over the loan to December 2007 when it matured in December 2006. Ningjin Songgong is a PRC joint venture of M.SETEK, with which we have entered into a long-term wafer supply agreement. See “Business — Raw Materials and Utilities — Silicon Wafers — Long-term Supply Agreements with Jinglong Group and Others.”

Upon our formation in May 2005, we acquired a proprietary technical know-how relating to a commercial production process of solar cells from Australia PV Science & Engineering Co., which was wholly-owned by Dr. Ximing Dai, as part of its capital contribution to us with an implied value of RMB 9 million (US$1.1 million).

Private Placement

In August 2006, JA BVI sold a total of 815 Series A preference shares in a private placement at a price of US$17,177.91 per share for an aggregate of $14.0 million. The investors in our Series A preference share private placement consisted of Leeway Asia L.P., which purchased 582 shares for an aggregate purchase price of US$10 million, and Mitsubishi Corporation, which purchased 233 shares for an aggregate price of US$4.0 million.

As part of our corporate restructuring in anticipation of our initial public offering, we issued 4,656,000 and 1,864,000 Series A preference shares to Leeway Asia L.P. and Mitsubishi Corporation, respectively, in exchange for all shares that they previously held in JA BVI. Series A preference shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares upon completion of our initial public offering. Each of our Series A preference shares is convertible into one ordinary share.

Our Series A preference shareholders and the holders of ordinary shares issuable upon conversion of our Series A preference shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration. See “Description of Share Capital — Registration Rights.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages as of the date of this prospectus and the positions held by them. The business address for each of our directors and executive officers is Jinglong Group Industrial Park, Jinglong Street, Ningjin, Hebei Province 055550, the People’s Republic of China.

Name	Age	Position
Baofang Jin	54	Chairman of the Board of Directors
Huaijin Yang	43	Chief Executive Officer and Director
Ximing Dai	48	Chief Technology Officer and Director
Bingyan Ren	60	Director
Nai-Yu Pai	57	Independent Director
Kang Sun	52	Independent Director
Honghua Xu	40	Independent Director
Hexu Zhao	49	Chief Financial Officer
Zhilong Zhang	41	Chief Operating Officer
Jingcun Yan	41	Vice President
Jinlin Liu	32	Vice President
Junbo Wang	50	Vice President

Baofang Jin, Chairman of the Board of Directors.    Mr. Jin has been our chairman since May 2005. Mr. Jin has been the chairman of the board of directors and chief executive officer of Jinglong Group since 2003. From April 1984 to January 1992, Mr. Jin was the general manager of Ningjin County Agricultural Equipment Company. Mr. Jin currently also serves as a vice-chairman of the Chinese People’s Political Consultative Conference of Ningjin County. Mr. Jin graduated from Hebei Broadcast and Television University, China, with an associate’s degree in 1996.

Huaijin Yang, Chief Executive Officer and Director.    Mr. Yang is our founder and has been our chief executive officer since May 2005. Before founding our company, Mr. Yang established Shanghai Tianxin Electronic Pty Ltd. in November 2002, a distributor of solar cell manufacturing equipment. Mr. Yang worked for Suntech Power Co., Ltd. from February 2000 to September 2002, where he served as the chief executive officer’s assistant in charge of marketing. In July 1997, Mr. Yang established Southern Sunshine International Australia Pty Ltd., an export agent for water heater and crane copper plumbing pipes equipment, and served as its managing director until December 1999. Mr. Yang received his master’s degree in economics from Macquarie University, Australia, in April 1994, and his bachelor’s degree in economics from University of Shanghai Finance and Economics, China, in July 1985.

Ximing Dai, Ph.D., Chief Technology Officer and Director.    Dr. Dai has been our chief technology officer and director since May 2005. Prior to that, Dr. Dai was a post-doctoral fellow at the Center for Third Generation Photovoltaics of University of New South Wales, Australia from January 2000. Dr. Dai worked as a research engineer at Pacific Solar Pty Ltd., Australia, from April 1998 to December 1999. Dr. Dai received her Ph.D. in electrical engineering from the University of New South Wales in April 1995, and her B.S. in electronic engineering from Zhejiang University, China, in 1982.

Bingyan Ren, Director.    Mr. Ren has been our director since May 2005. He also serves as the vice-chairman of Jinglong Group. Prior to becoming our director, he was a professor of semiconductor materials and photovoltaic materials at the Hebei University of Technology from 1972 to May 2005. Mr. Ren currently is a member of the semiconductor material academic committee of China and a member of semiconductor standardization technical committee of China. He also serves as a vice-director of semiconductor material research institute of Hebei University of Technology and a consultant to Hebei Ningjin Monocrystalline Silicon Industry Park. Mr. Ren graduated from North Jiaotong University, China, in July 1970.

Nai-Yu Pai, Independent Director.    Mr. Pai has been our independent director since January 2007. Mr. Pai is a certified public accountant with over 30 years of accounting and auditing experience. Mr. Pai founded Pai Accountancy LLP in 1983 and has been its general partner since then. Since 2004, Mr. Pai has served as a director of Gaia Interactive Inc., a provider of a forum-based website, and has served as a director of Authenex Inc., a provider of e-security solutions on network environments, since 2001. Mr. Pai has also served as a director for Sigrity Inc. since 2005, for Giquila since 2004 and for Chinese Cancer Memorial Foundation since 1999. Mr. Pai received his master’s degree in accounting from Saint John’s University and master’s degree in taxation from Golden Gate University.

Kang Sun, Independent Director. Dr. Sun has been our independent director since January 2007. Dr. Sun has over 20 years experience in venture capital investment and enterprise management. Dr. Sun has served as a managing director of new business development and chief strategy officer of new business and new product group at Applied Materials Inc., the world’s largest manufacturer of semiconductor capital equipment since 2005. Dr. Sun has served as a managing partner at Index Capital Group, an industry and venture capital investment company in the U.S., since 2002. From 2002 to 2005, Dr. Sun served as the president and vice president of business development of Microfabrica Inc., a U.S. manufacturer of micro devices. Prior to 2000, Dr. Sun served in several senior management positions in a number of U.S. and European corporations. Dr. Sun received his Ph. D. in material science from Brown University, master’s degree in chemistry from the University of Georgia and bachelor’s degree in chemistry from Nanjing University, China.

Honghua Xu, Independent Director.    Mr. Xu has been our independent director since January 2007. Mr. Xu has worked at the Electronic Engineering Institute of the Academy of Science of China since 1988. Mr. Xu currently is a researcher and director of the Renewable Resources Development Department of the Electronic Engineering Institute. Mr. Xu is the chairman of Beijing Kenuo Weiye Technology Company and director of Beijing Zhongke Electronics High Technology Company. Mr. Xu is the vice director of the Wind Power Academic Committee of China, National Wind Power Machinery Standardization Committee, Renewable Resources Industry Committee of China and Small Generator Commission of Rural Resources Industry Committee of China and a member of Solar Academic Committee of China. Mr. Xu received his bachelor’s and master’s degree in engineering from Tianjin University, China.

Hexu Zhao, Chief Financial Officer.    Mr. Zhao has been our chief financial officer since July 2006. From May 2006 to June 2006, Mr. Zhao was an interim accounting manager at WageWorks Inc., a provider of consumer health spending management company headquartered in San Mateo, California. From August 2005 to April 2006, Mr. Zhao spent most of his time traveling in mainland China, Taiwan, Japan, Korea and Vietnam. From August 2000 to July 2005, Mr. Zhao worked as a manager of general accounting at Pratt & Whitney, a United Technologies company, based in East Hartford, Connecticut. Prior to that, he served as an interim controller of Cellnet Data Systems Inc., a provider of data communication systems and automation solutions company based in San Carlos, California. From 1991 to 1999, Mr. Zhao worked as chief financial officer and various other senior management positions for EMPaC International Corp., a provider of computer and telecommunication products and services company based in California. Mr. Zhao received his MBA degree in accounting from Golden Gate University in 1990, and his B.S. degree in naval engineering from Dalian Maritime University, China in 1982.

Zhilong Zhang, Chief Operating Officer.    Mr. Zhang has been our chief operating officer since July 2006. Prior to joining us, he worked at Nanjing Hongguo Group from September 2000 to June 2006. Mr. Zhang worked at Jiangsu Provincial Light Industrial Products Import and Export Company from September 1988 to August 2000. Mr. Zhang received his bachelor’s degree from Nanjing University, China in July 1988.

Jingcun Yan, Vice President.    Mr. Yan has been our vice president since June 2005. From July 1996 to May 2005, Mr. Yan served in several positions in the Economic and Trade Bureau of Ningjin County, including as the director of its general affairs’ office, general secretary of the discipline and inspection committee and deputy director-general of the bureau. Prior to that, Mr. Yan worked as a clerk and then a deputy section chief at the personnel section of the Economic and Commerce Bureau of Ningjin County from January 1993 to September 1996. Mr. Yan received his bachelor’s degree in law from the School of Hebei Provincial CPC Committee in December 2005.

Jinlin Liu, Vice President.    Mr. Liu has been our vice president since April 2006. Before joining us, Mr. Liu served in several positions in Industrial Securities Company Ltd. from April 1997 to December 2003, including as an assistant president in its investment banking division, a manager in its planning division, and a member of its internal control committee. From July 1996 to April 1997, Mr. Liu worked as secretary to the chairman at Shanghai Sanjiang Construction and Development Co., Ltd. Mr. Liu received his bachelor’s degree in finance with a minor in international economic law from the Shanghai University of Finance and Economics, China in June 1996, and his master’s degree in finance from the same university in September 2001. Mr. Liu was a full-time student pursuing a doctoral degree in finance from the John Molson School of Business of Concordia University, Canada from January 2004 to March 2006, and is working on his doctorate dissertation on a part-time basis.

Junbo Wang, Vice President.    Mr. Wang has been our vice president since October 2006. From 1980 to 1986, Mr. Wang served in several positions in the Machinery Factory of Ningjin County, including as a technician, workshop supervisor, production department deputy foreman and deputy factory director. Mr. Wang served as the factory director and secretary of Ningjin Valve Factory from 1987 to 1997. Mr. Wang also worked in the government offices of Ningjin County from 1985 to 1986. Since 1995, he has been the vice-chairman of the board of Crane Ningjin Valve Co., Ltd., deputy general manager and executive vice president of Hebei Diefei Valve Co., Ltd. and Director of Hebei DuanZhuang Machineries Co., Ltd. Mr. Wang graduated from high school in 1974 and studied at the Xingtai Diqu Industrial School, China from 1978 to 1979.

Employment Agreements

We have entered into employment agreement with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony or to an act of fraud, misappropriation or embezzlement, negligence or dishonest act to the detriment of the company, or misconduct of the employee and failure to perform his or her agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, we may terminate the employment without cause at any time, in which case we will pay the employee a compensation equal to three months of his or her salary. An executive officer may terminate the employment at any time upon three months written notice.

Each executive officer has agreed to hold, both during and subsequent to the term of the agreement, our confidential information in strict confidence and not to disclose such information to anyone except to our other employees who have a need to know such information in connection with our business or except as required in the performance of his or her duties in connection with the employment. The executive officer shall not use our confidential information other than for our benefits. The executive officers have also agreed to assign to us all rights, titles and interests to or in any inventions that they may conceive or develop during the period of employment, including any copyrights, patents, mark work rights, trade secrets or other intellectual property rights pertaining to such inventions.

Board of Directors and Board Committees

Our board of directors currently consists of seven members, including three independent directors who satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the the Securities Exchange Act of 1934, as amended, or the Exchange Act. There are no family relationships between our directors and executive officers. We expect that all current directors will continue to serve in their current capacity after this offering.

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees, which will become effective upon the completion of this offering. Each committee’s composition and functions are described below.

Audit Committee.    Our audit committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu and Dr. Kang Sun, and is chaired by Mr. Nai-Yu Pai. All of the members of the audit committee satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointment, compensation, retention and oversight of the work of the independent registered public accounting firm;

•	approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	oversight of annual audit and quarterly reviews, including reviewing with independent registered public accounting firm the annual audit plans;

•	oversight of financial reporting process and internal controls, including reviewing the adequacy and effectiveness of our internal controls policies and procedures on a regular basis;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters; and

•	reviewing and implementing related person transaction policies and procedures for the committee’s review and approval of proposed related person transactions, including all transactions required to be disclosed by Item 404(a) of Regulation S-K under the Securities Act.

Compensation Committee.    Our compensation committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu, Dr. Kang Sun and Mr. Huaijin Yang, and is chaired by Mr. Huaijin Yang. Messrs. Pai, Xu and Sun satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from the Nasdaq Marketplace Rules that require the compensation committees of U.S. companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Mr. Huaijin Yang, our chief executive officer, may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing at least annually our executive compensation plans;

•	evaluating annually the performance of our chief executive officer and other executive officers;

•	determining and recommending to the board the compensation package for our chief executive officer and other executive officers;

•	evaluating annually the appropriate level of compensation for board and board committee service by non-employee directors;

•	reviewing and approving any severance or termination arrangements to be made with any of our executive officers; and

•	reviewing at least annually our general compensation plans and other employee benefits plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Mr. Nai-Yu Pai, Mr. Honghua Xu, Dr. Kang Sun and Mr. Huaijin Yang, and is chaired by Nai-Yu Pai. Messrs. Pai, Xu and Sun satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from the Nasdaq Marketplace Rules that require the nominating committees of U.S. companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	establishing procedures for evaluating the suitability of potential director nominees;

•	recommending to the board nominees for election by the stockholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

•	reviewing periodically the size of the board and recommending any appropriate changes;

•	recommending to the board the size and composition of each standing committee of the board; and

•	reviewing periodically and at least annually the corporate governance principles adopted by the board to assure that they are appropriate for us and comply with the requirements under the rules and regulations of the Securities and Exchange Commission and the Nasdaq Global Market, Inc. where applicable.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Terms of Directors and Officers

The term of each director is three years. Our directors may be removed from office by resolutions of the shareholders. Under the employment agreement entered into by us and our executive officers, the current term of each officer is three years.

Compensation of Directors and Executive Officers; Government-Mandated Benefits

From our inception of business (May 18, 2005) to December 31, 2005, we paid an aggregate compensation in the amount of US$36,674 to our executive officers who served during this period, including Mr. Huaijin Yang, Dr. Ximing Dai and Mr. Jingcun Yan. For the nine months ended September 30, 2006, we paid an aggregate compensation in the amount of US$117,048 to our executive officers, including Mr. Huaijin Yang, Dr. Ximing Dai, Mr. Jingcun Yan, Mr. Jinlin Liu, who joined us in April 2006, Mr. Hexu Zhao, who joined us in July 2006, and Mr. Zhilong Zhang, who joined us in July 2006. We have not paid any compensation to our directors since inception of business, except for those directors who also served as executive officers. For options granted to officers and directors, see “— Stock Option Plans.”

Stock Option Plans

We adopted our 2006 stock incentive plan on August 18, 2006, which provides for the grant of incentive stock options, non-qualified stock options, restricted stock and restricted stock units, referred to as “awards.” The purpose of the plan is to provide additional incentive to those officers, employees, directors, consultants and other service providers whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us and motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

Plan Administration.    Our 2006 stock incentive plan is administered by our board of directors or a committee or subcommittee appointed by our board of directors. In each case, our board of directors or the committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price for the options, vesting schedule, form of payment of exercise price and other applicable terms.

Award Agreement.    Awards granted under our 2006 stock incentive plan are evidenced by an award agreement that sets forth the terms and conditions for each award grant, which include, among other things, the vesting schedule, exercise price, type of option and expiration date of each award grant.

Eligibility.    We may grant awards to an officer, director, employee, consultant, advisor or another service provider of our company or any of our parent or subsidiary, provided that directors of our company or any of our parent or subsidiary who are not also employees of our company or any of our parent or subsidiary, and consultants or advisors to our company or any of our parent or subsidiary may not be granted incentive stock options.

Option Term.    The term of each option granted under the 2006 Incentive Stock Option may not exceed ten years from the date of grant. If an incentive stock option is granted to an eligible participant who owns more than 10% of the voting power of all classes of our share capital, the term of such option shall not exceed five years from the date of grant.

Exercise Price.    In the case of non-qualified stock option, the per share exercise price of shares purchasable under an option shall be determined by the plan administrator in its sole discretion at the time of grant. In the case of incentive stock option, the per share exercise price of shares purchasable under an option shall not be less than 100% of the fair market value per share at the time of grant. However, if we grant an incentive stock option to an employee, who at the time of that grant owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

Amendment and Termination.    Our board of directors may at any time amend, alter or discontinue the plan, provided that no amendment, alteration, or discontinuation shall be made that would impair the rights of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2006 stock incentive plan shall continue in effect for a term of ten years from the effective date of the plan.

Under our 2006 stock incentive plan, we may grant options to purchase up to a maximum of 8,656,000 ordinary shares plus a number of ordinary shares equal to 10% of any additional share capital of the company issued following the effective date of such stock option plan. As of the date of this prospectus, options to purchase 1,728,000 ordinary shares are outstanding. The following table sets forth our option grants since the adoption of our 2006 stock incentive plan:

Name	Number of shares	Exercise price	Grant date	Expiration date
Hexu Zhao	344,000	US$2.147	August 21, 2006	August 21, 2016
Zhilong Zhang	344,000	US$2.147	August 21, 2006	August 21, 2016
Jinlin Liu	344,000	US$2.147	August 21, 2006	August 21, 2016
Jingcun Yan	232,000	US$2.147	August 21, 2006	August 21, 2016
Other employees and consultants as a group	464,000	US$2.147	August 21, 2006	August 21, 2016

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming conversion of all of our Series A preference shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares beneficially owned prior to offering			Shares beneficially owned after offering (assuming no exercise of the over-allotment option)
Name	Number(1)		Percent(2)	Number(1)	Percent(2)

Directors and Executive Officers:
Baofang Jin(3)	44,000,000		50.9%	44,000,000	33.5%
Huaijin Yang(4)	7,200,000		8.3%	7,200,000	5.5%
Ximing Dai(5)	4,000,000		4.6%	4,000,000	3.0%
Bingyan Ren(6)	2,107,600		2.4%	2,107,600	1.6%
Hexu Zhao	*		*	*	*
Zhilong Zhang	*		*	*	*
Jingcun Yan	*		*	*	*
Jinlin Liu	*		*	*	*
All Directors and Executive Officers as a group	58,192,400		66.6%	58,192,400	44.0%

Principal Shareholders
Jinglong Group Co., Ltd(7)	44,000,000		50.9%	44,000,000	33.5%
Marlins Fame Limited(8)	8,000,000		9.3%	8,000,000	6.1%
Si Fab International, Ltd(9)	7,600,000		8.8%	7,600,000	5.8%
Improve Forever Investments Limited(10)	7,200,000		8.3%	7,200,000	5.5%
Leeway Asia L.P.(11)	4,656,000	(12)	5.4%	4,656,000	3.5%

*	Beneficially owns less than 1% of our outstanding ordinary shares and options.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. The share numbers and percentages listed in the table reflect the share number and percentage held by each director, executive officer and principal shareholder on a fully-diluted basis.

(2)	For each person and group included in this table, percentage ownership prior to this offering is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 86,520,000, being the sum of the number of ordinary shares outstanding as of the date of this prospectus and the number of ordinary shares convertible from our preferred shares, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus. Percentage ownership after this offering is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 131,520,000, being the number of ordinary shares outstanding immediately after the completion of this offering, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus, assuming that the underwriters will not exercise their option to purchase additional ADSs in the offering.

(3)	Including 44,000,000 ordinary shares held by Jinglong Group Co., Ltd., of which Mr. Baofang Jin is the sole director and has a 32.96% economic interest. Mr. Jin disclaims the beneficial ownership of 29,497,600 ordinary shares beneficially owned by the other shareholders of Jinglong Group Co., Ltd.

(4)	Including 7,200,000 ordinary shares held by Improve Forever Investments Limited, which is ultimately owned by a trust of which Mr. Huaijin Yang is the primary beneficiary. Mr. Yang is the sole director of Improve Forever Investments Limited and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.

(5)	Including 4,000,000 ordinary shares held by Express Power Investments Ltd., which is ultimately owned by a trust of which Dr. Ximing Dai is the primary beneficiary. Dr. Dai is the sole director of Express Power Investments Ltd. and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.

(6)	Including 2,107,600 ordinary shares held by Jinglong Group Co., Ltd., 4.79% of which is owned by Mr. Bingyan Ren.

(7)	Jinglong Group Co., Ltd., a British Virgin Islands Company, is owned by Mr. Baofang Jin (our Chairman, 32.96%), Mr. Huixian Wang (9.58%), Mr. Binguo Liu (9.58%), Mr. Jicun Yan (7.18%), Mr. Rongrui Liu (7.18%), Mr. Huiqiang Liu (7.18%), Mr. Ruiying Cao (7.18%), Mr. Guichun Xing (4.79%), Mr. Ning Wen (4.79%), Mr. Bingyan Ren (our director, 4.79%) and Mr. Ruchang Wen (4.79%).

(8)	Marlins Fame Limited, a British Virgin Islands company, is wholly owned by Mr. Mingyong Li.

(9)	Si Fab International Ltd, a British Virgin Islands company, is ultimately owned by a trust of which Mr. Ted Szpitalak’s immediate family members are the beneficiary. Mr. Anton Szpitalak, son of Mr. Ted Szpitalak, is the sole director of Si Fab International Ltd. and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.

(10)	Improve Forever Investments Limited, a British Virgin Islands company, is ultimately owned by a trust of which Mr. Huaijin Yang is the primary beneficiary. Mr. Yang is the sole director of Improve Forever Investments Limited and exercises voting power with respect to all matters of JA Solar requiring shareholder approval.

(11)	Leeway Asia L.P. was established on July 6, 2006 in the Cayman Islands and is controlled by its general partner, Leeway Asia Ltd., which was established on July 6, 2006 in the Cayman Islands and is controlled by its Director, David Lee.

(12)	Series A preference shares, which are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares upon completion of our initial public offering. Each of the Series A preference shares is convertible into one ordinary share.

As of the date of this prospectus, none of our outstanding ordinary shares and Series A preference shares are held of record by any persons in the United States. None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

CHINESE GOVERNMENT REGULATIONS

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, the Standing Committee of the National People’s Congress promulgated the Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of surplus electricity generated by solar and other renewable power generation systems.

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating system, solar energy heating and cooling system, solar power system and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

China’s Ministry of Construction also issued a directive on key work arrangements for the next two years in relation to resource conservation in construction areas on July 27, 2005, which seeks to expand the use of solar energy in residential and public buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a notice on recent priorities of work for building a resource conservation society on July 27, 2005, which sets forth specific measures to conserve energy resources and encourages exploration, development and use of solar energy in China’s western areas, which have not been covered by electricity transmission grids and rural areas. Pursuant to Article 10 of China’s Renewable Energy Law, China’s State Development and Reform Commission issued the Catalogue for Guidance of Renewable Energy Industry Development on November 29, 2005, which contains thirty-four categories of solar energy-related projects (including projects in relation to utilization/development of solar energy and projects for solar energy equipment manufacturing). Such projects are encouraged by the Government of China and shall be entitled to a series of preferential governmental policies in the area of technology research/development, taxation, pricing, marketing/sales and import/export, the details of which shall be promulgated by China’s State Council. To date, the State Council has not issued any regulatory rule to provide relevant details in this respect.

Business activities conducted by us in the development and use of solar energy are encouraged by the Chinese government and we may be entitled to certain preferential policies once the State Council issues detailed implementation rules.

Environmental Regulations

On December 26, 1989, the Standing Committee of the National People’s Congress promulgated the Environment Protection Law, formulating the legal framework for environment protection in China. The Environmental Protection Law provides that the State Administration of Environmental Protection, or SAEP, should implement uniform supervision and administration of environmental protection work nationwide and formulates the national waste discharge standards. Local environmental protection bureaus are responsible for the environmental protection in their jurisdictions. Enterprises producing environmental contamination and other public hazards must incorporate environmental protection work into their planning and establish environmental protection systems. Those enterprises should also adopt effective measures to prevent contamination and hazards to the environment, such as waste gas, water, deposits, dusts, pungent gases and radioactive matters as well as noise, vibration and magnetic radiation. Enterprises discharging contaminated wastes in excess of the discharge standards prescribed by SAEP must pay non-standard discharge fees in accordance with state regulations and be responsible for the relevant cure.

The Law of Prevention and Cure of Water Contamination of the PRC was promulgated by the Standing Committee of the National People’s Congress and became effective on May 15, 1996. The Implementing Rule of the Law of Prevention and Cure of Water Contamination was issued by the State Council and became effective on March 22, 2000. They have formulated the legal scope for the prevention of contamination to ground and underground waters of rivers, lakes, canals, channels and reservoirs within the PRC domain. The environmental protection departments of all levels of people’s governments implement uniform supervision and administration over the prevention and cure of water contamination. The SAEP formulates the state quality standards for water environment and the state discharge standards for contaminated wastes. All new, renovated or rebuilt construction projects discharging contaminated wastes directly or indirectly into water must conform to the regulations relating to the relevant environmental protection administration of construction projects of the state. Enterprises discharging contaminated wastes directly or indirectly into water must report and register their contaminated wastes discharge facilities and processing facilities and the types, amounts and concentrations of contaminated wastes discharged under normal operating conditions and provide technical information in respect of prevention and cure of water contamination to the local environmental protection departments.

Government authorities may impose different penalties against persons or enterprises in violation of the environmental protection related laws and regulations depending on the individual circumstances. Such penalties include warnings, fines, decisions to impose deadlines for a cure, orders to stop operation, orders to re-install contamination prevention and cure facilities which have been removed or left unused, imposition of administrative actions against relevant responsible persons, or orders to close down those enterprises or authorities. Where the violation committed is serious, persons in violation may be required to pay damages to victims. Persons directly responsible may be subject to criminal liability.

Based on the above laws and regulations, the Standing Committee of the People’s Congress of Hebei Province issued its administrative rules regarding the construction projects environmental protection. Similarly, the Hebei Province Government issued a notice on dividing approval authorities in different levels of local government to deal with the construction projects environmental protection matters in Hebei. We submitted the application to qualified county governments and have obtained the Pollutant Discharging Permit from Ningjin County Environmental Protection Bureau and the approved supervision and examination report from Ningjin County Environment Supervision and Examination Center on the completion of construction project environmental facilities with respect to our manufacturing lines.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue which was issued by the Ministry of Commerce and the National Development and Reform Commission and became effective on January 1, 2005. Under the regulation, the solar photovoltaic business belongs to permitted foreign investment industry. Foreign investment in solar power businesses in China is allowed subject to approval from the Ministry of Commerce and/or the local counterpart authorized by the Ministry of Commerce in accordance with the business scale and total amount of investment. The establishment of JA China was legally approved by the Bureau of Commerce of Hebei Province in 2005 and JA China obtained the foreign-invested enterprise approval certificate. The investment of JA BVI in JA China and the change of the shareholders of JA China were also legally approved by such government authority and the relevant approval certificate has been renewed and registered accordingly.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are generally subject to an enterprise income tax rate of 33.0%. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” which was promulgated by the Standing Committee of the National People’s Congress in April, 1999, or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). Foreign-invested enterprises engaging in manufacturing businesses and with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC income taxes starting from the year in which they achieve a cumulative profit, and a 50% tax deduction for the three years thereafter.

Pursuant to the Provisional Regulation of China on Value Added Tax which was issued by the State Council in December 1993, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is only convertible to the extent of current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE, or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local counterpart.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, wholly foreign owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a wholly foreign owned enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In January and April 2005, the SAFE issued two rules that require PRC residents to register with and receive approvals from the SAFE in connection with their offshore investment activities. The SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the two rules issued by the SAFE in January and April 2005 mentioned above.

According to Notice 75:

(i)	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

(ii)	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (a) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (b) the completion of any overseas fund raising by such offshore company; and

(iii)	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (a) an increase or decrease in its capital, (b) a transfer or swap of shares, (c) a merger or division, (d) a long-term equity or debt investment, or (e) the provision of a guarantee to third parties.

Moreover, Notice 75 applies retroactively and to indirect shareholdings. As a result, PRC residents who have established or acquired direct or indirect control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Our beneficiary owners who are PRC residents have registered with the Hebei Province branch of SAFE as required under Notice 75.

Company Law

The PRC Company Law, promulgated by the standing committee of the PRC on December 29, 1993, regulates the following issues, including the establishment and corporate governance framework of a limited liability company and a joint stock limited company, issuance and transfer of shares, financial affairs and accounting of a company, merger and division of a company, bankruptcy, dissolution and liquidation and other issues.

On October 27, 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law, which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liability companies and companies limited by shares, as well as improved corporate governance structures and strengthened protection of the interests of shareholders. The Articles of Association of JA China has been amended in accordance with the PRC Company Law now in effect and we have built improved corporate government structures including appointing supervisory directors to strengthen protection of the interests of shareholders.

Regulation on Overseas Listing and Mergers and Acquisitions of Chinese Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the “New M&A Rule,” which became effective on September 8, 2006. The New M&A Rule purports, among other things, that an offshore specific purpose vehicle, or SPV, formed for the listing purpose through acquisition of PRC domestic entity and controlled by PRC residents should obtain approval from the CSRC prior to publicly listing its securities on an overseas stock market. However, the New M&A Rule does not expressly provide that approval from the CSRC is required for the offshore listing of a SPV which acquires, directly or indirectly, equity interest or shares of a domestic PRC entity held by domestic companies or individuals by cash payment, nor does it expressly provide that approval from CSRC is not required for the offshore listing of a SPV which has fully completed its acquisition of equity interest of a domestic PRC entity prior to September 8, 2006. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to the CSRC by the SPVs seeking approval for their overseas listing of securities. It is unclear whether the provisions in the New M&A Rule regarding the offshore listing and trading of the securities of a SPV applies to an offshore company such as us which has acquired the equity interest of a PRC domestic entity in cash and has completed the acquisition of the equity interest of a PRC domestic entity prior to the effective date of the New M&A Rule.

On August 16, 2006, the Bureau of Commerce of Hebei Province issued its final approval to JA China on the acquisition of equity interest of JA China by JA BVI and converting JA China to a wholly-owned foreign enterprise. With respect to the public listing of our securities on The Nasdaq Global Market, it is not clear as to whether prior approval from the CSRC should be obtained. In this respect, we and our PRC counsel, Tian Yuan Law Firm, consulted with the International Department of the CSRC, which department examines and approves offshore listings by PRC enterprises, and its preliminary response was that the New M&A Rule has no retroactive effect and as a result, our offshore listing would not be subject to the approval of the CSRC because the acquisition of the equity interest of JA China by JA BVI was approved and completed before the effective date of the New M&A Rule. Based on the results of such inquiry as well as its interpretation of the New M&A Rule, our PRC counsel, Tian Yuan Law Firm, has advised us that the CSRC approval is not required for this offering and our listing on The Nasdaq Global Market. However, we cannot assure you that the relevant PRC government agency, including the Ministry of Commerce or other applicable departments of the CSRC, would reach the same conclusion as our PRC counsel.

Notwithstanding the foregoing, if the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering and our listing on the Nasdaq Global Market, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Risk Factors — Risks Related to Doing Business in China — A new PRC rule on mergers and acquisitions may require us to obtain approvals by the PRC government and regulatory authorities for this offering.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

The following are summaries of material terms and provisions of our second amended and restated memorandum and articles of association, which will become effective upon the trading of our ADSs on the Nasdaq Global Market, and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the forms of our memorandum and articles of association, which will be filed as an exhibit to our registration statement on Form F-1. For information on how to obtain copies of our second amended and restated memorandum and articles of association, see “Where You Can Find More Information.”

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Meetings

Subject to our second amended and restated articles of association, an annual general meeting and any extraordinary general meeting will be called by not less than ten clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

A meeting may be called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders (or their proxies) entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95.0% in nominal value of the ordinary shares giving that right.

No business other than the appointment of a chairman of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman of the meeting. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

Two of our members present in person or by proxy or corporate representative representing not less than one third in nominal value of our total issued voting shares shall be a quorum. A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or at least three shareholders present in person or by proxy holding at least 10.0% in par value of the shares giving a right to attend and vote at the meeting.

Any ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, and make alterations of capital. See “— Alteration of Capital.” A special resolution is required for matters such as a change of name. See “— Modification of Rights.”

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting.

If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issuance of new shares under either Cayman Islands law or our memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if we shall be wound up the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for that purpose, value any assets as the liquidator deems fair upon any asset and determine how the division shall be carried out as between our shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest any part of such assets in trustees upon such trusts for the benefit of our shareholders as the liquidator, with the like sanction, shall think fit, but so that no contributory shall be compelled to accept any shares or other property upon which there is a liability. If we shall be wound up, and the assets available for distribution among our shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if winding up the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association or to our name may only be made by special resolution of no less than two-thirds of votes cast at a meeting of our shareholders.

Subject to the Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	without prejudice to powers granted to us regarding issuing of shares, divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by us in general meeting, as our directors may determine;

•	subdivide our shares or any of them into shares of smaller amount than that fixed by our memorandum of association and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as we have power to attach to unissued or new shares; and

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve fund in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons therefor.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq Global Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law and our articles of association, in general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our board of directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to our directors to be justified by our profits. Our directors may also pay dividends semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment. The board may also declare and pay special dividends as they think fit.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our board of directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls, installments or otherwise.

No dividend shall carry interest against us.

Whenever our board of directors or we in general meeting have resolved that a dividend be paid or declared on our share capital, the board of directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. We may upon the recommendation of our board of directors by ordinary resolution resolve in respect of anyone particular dividend that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by check or warrant sent through the post addressed to the registered address of our shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every check or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement there on has been forged.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the board of directors and shall revert to us.

Our board of directors may, with the sanction of the shareholders in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to our benefit, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our board of directors.

Untraceable Shareholders

We are entitled to sell any shares of our shareholder who is untraceable, provided that:

•	all checks or warrants, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•	we have not during that time or before the expiry of the three-month period referred to in the last bullet under this section received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of its intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by a board of directors which currently consists of four members. Our articles of association provide that the board of directors shall consist of not less than three directors.

Our shareholders may by ordinary resolution at any time remove any director before the expiration of his period of office notwithstanding anything in our articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Subject to our articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a casual vacancy, but so that the total number of directors (exclusive of alternate directors) must not at any time exceed the maximum number fixed in our articles of association.

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened at any time deemed necessary by any members of our board of directors.

A meeting of our board of directors will be competent to make lawful and binding decisions if any two members of our board of directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or arrangement with us in which he is directly or indirectly interested, provided, such director must declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our articles of association, the directors shall also be entitled to be paid their traveling, hotel and other expenses reasonably incurred by them in, attending meetings of the directors, or any committee of the directors, or general meetings of the company, or otherwise in connection with the discharge of his duties as director.

Issuance of Additional Ordinary Shares or Preferred Shares

Our articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association authorizes our board of directors from time to time the issuance of one or more classes or series of ordinary or preferred shares and to determine the terms and rights of that class or series to the extent permitted by the Companies Law, including, amongst other things:

•	the designation of such class or series;

•	the number of shares of such class or series;

•	the dividend rights, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue such class or series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. We have no immediate plans to issue any preferred shares.

Issuance of preferred shares may dilute the voting power of holders of ordinary shares. Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

The listing maintenance requirements of the Nasdaq Global Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Differences in Corporate Law

The Companies Law distinguishes between ordinary resident companies and exempted companies, and we are an exempted company with limited liability under the Companies Law. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities of an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Law applicable to us.

Duties of Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Interested Directors

There are no provisions under Cayman Islands law that require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under Delaware General Corporation Law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Under Delaware General Corporation law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Delaware law expressly authorizes stockholder derivative suits on the condition that the stockholder held the stock at the time of the transaction of which the stockholder complains, or the stocks of such stockholder was thereafter devolved upon him or her by operation of law. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A plaintiff instituting a derivative suit is required to serve a demand on the corporation before bringing suit, unless such demand would be futile.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Global Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons; and with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Shareholder Proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association. In comparison, under Delaware General Corporation Law special meetings may be called by the board of directors or any other person authorized to do so in the governing documents but shareholders may be precluded from calling special meetings.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

Issuance of Preferred Stock

The Companies Law allows shares to be, issued with preferred, deferred or other special rights, whether in regard to dividends, voting, return of share capital or otherwise. Our articles of association provide that the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, in one or more series, whether with regard to dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences or otherwise and to such persons, at such times and on such other terms as they think proper.

Anti-takeover Provisions

The Companies Law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred stock, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals.

Registration Rights

Set forth below is a description of the registration rights we granted to our Series A preference shareholders pursuant to our Shareholders Agreement dated August 21, 2006.

Demand Registration Rights.    At any time after six months following the closing of this offering, but before the fifth anniversary of a qualified public offering, holders of at least 50% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if we have already twice, within the 12 month period preceding the date of such demand, effected a registration under the Securities Act or in which the holders had an opportunity to participate through exercising their piggyback registration rights, other than a registration from which the registrable securities of the holders have been excluded.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than relating to the exercise of demand registration rights, pursuant to an F-3 registration statement, or relating to any employee benefit plan, corporate reorganization, exchange offer or offering of securities to our existing shareholders, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities.

Form F-3 Registration Rights.    When we are eligible for use of Form F-3, holders of a majority of all registrable securities then outstanding have the right to request that we file a registration statement on Form F-3. We may defer filing of a registration statement on Form F-3 for up to 120 days if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors that filing such a registration statement will be materially detrimental to us and our shareholders. We, however, are not obligated to effect a registration on Form F-3 if (i) Form F-3 is not available for such offering by the holders; (ii) if the holders, together with the holders of any other securities of the company entitled to inclusion in such registration, propose to sell registrable securities and such other securities (if any) at an aggregate price to the public of less than US$5 million; or (iii) we have twice, within the 12 month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the registrable securities of holders have been excluded (with respect to all or any portion of the registrable securities of the holders requested to be included in such registration).

Expenses of Registration.    We will pay all registration expenses incurred in connection with any registration. Each holder participating in a registration will bear such holder’s proportionate share of all selling expenses or other amounts payable to underwriter(s) or brokers, in connection with such offering by the holders. We will not pay any expenses of any registration proceeding begun pursuant to the exercise of demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, unless the holders of a majority of the registrable securities then outstanding agree that such registration constitutes the use by the holders of one demand registration. However, holders will not be required to pay any expenses and such registration will not constitute the use of a demand registration if at the time of such withdrawal, the holders have learned of a material adverse change in the condition, business or prospects of the company not known to the holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and assuming the underwriters will not exercise the over-allotment option at all, we will have 15,000,000 outstanding ADSs representing approximately 34.2% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the Nasdaq Global Market, we cannot assure you that a regular trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Each of our directors and executive officers and our other existing shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In addition, all of our option holders have agreed with us that the ordinary shares they receive when they exercise their share options will be subject to the foregoing restrictions related to our directors, executive officers and our other existing shareholders until the expiration of the aforementioned 180-day restricted period.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us and our directors, executive officers and other existing shareholders, such extension is waived by the representatives on behalf of the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent three shares (or a right to receive three shares) deposited with the principal Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents see “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of deposited shares your ADSs represent.

The depositary will notify you of shareholder meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of the Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we will try to give the Depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•      Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and Nasdaq application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•      Change the nominal or par value of our shares

•      Reclassify, split up or consolidate any of the deposited securities

•      Distribute securities on the shares that are not distributed to you

•      Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the American Depositary Shares. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

TAXATION

Cayman Islands Taxation

The following discussion of certain material Cayman Islands income tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADS or of ordinary shares. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

The Company has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from August 9, 2005, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operation and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of the estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures, or other obligations, or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

Material U.S. Federal Tax Considerations

The following is a summary of the material United States federal tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold their ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any State or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Threshold PFIC Classification Matters. A non-United States corporation, such as the company, will be classified as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account.

Based on our current income and assets and our anticipated utilization of the cash raised in this offering (as described below), we presently do not believe that we should be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC in future taxable years, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. We anticipate utilizing the cash raised in this offering to purchase or prepay for raw materials, construct new facilities, repay indebtedness, and fund our research and development expenditures. Under circumstances where we determine not to disburse, or delay disbursement of, significant amounts of cash in respect of the foregoing matters, our risk of becoming classified as a PFIC may substantially increase.

In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. We believe our valuation approach is reasonable. It is possible, however, that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in the company being or becoming classified as a PFIC for the current or one or more future taxable years.

Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC and will depend on whether we continue to follow our capital expenditure plans and the continued existence of goodwill. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

Dividends

Any cash distributions paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum

United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and the Cayman Islands. The ADSs have been approved for listing on the Nasdaq Global Market under the symbol “JASO” and are expected to be readily tradable on the Nasdaq Global Market, an established securities market in the United States.

Cash distributions on ADSs or ordinary shares in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares, and thereafter as gain from the sale or exchange of a capital asset. The amount of any cash distribution paid in Renminbi should equal the United States dollar value of such foreign currency on the date of receipt of the distribution, regardless of whether the Renminbi are actually converted into United States dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of such Renminbi dollars generally will be United States source ordinary income or loss. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or ordinary shares and (ii) any “excess distribution” paid on ADSs or ordinary shares (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become classified as a PFIC. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if we are or become classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.

Material Estate and Gift Tax Considerations

ADSs or ordinary shares owned by an individual U.S. Holder at the time of death will be included in the individual U.S. Holder’s gross estate for United States federal estate tax purposes. In addition, a U.S. Holder may be subject to tax on a transfer of the ADSs or ordinary shares by gift for United States federal gift tax purposes.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2007, we have agreed to sell to the underwriters named below, for whom CIBC World Markets Corp. and Piper Jaffray & Co. are acting as representatives, the following numbers of ADSs:

Underwriters	Number of ADSs

CIBC World Markets Corp.
Piper Jaffray & Co.
Needham & Company, LLC
RBC Capital Markets Corporation

Total	15,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or the offering may be terminated.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

All sales of the ADSs in the United States will be made by U.S. registered broker/dealers.

We have granted to the underwriters a 30-day option to purchase up to 2,250,000 additional ADSs from us at the initial public offering price less the underwriting discount. The option may be exercised only to cover any over-allotments. If the underwriters exercise their option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase the number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus, and to dealers at that price less a selling concession of US$             per ADS. The underwriters may allow, and the dealers may re-allow, a discount not in excess of US$             per ADS to other dealers. After the initial public offering, the underwriters may change the public offering price.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting discounts payable by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the ADSs being offered.

We, our directors, executive officers and all existing shareholders have agreed that, without the prior written consent of CIBC World Markets Corp. and Piper Jaffray & Co., neither we nor any of our directors and executive officers nor any of our existing shareholders will, during the period of 180 days from the date of this prospectus:

•

directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, or make any announcement of any of the foregoing;

•	establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder) with respect to any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities; and

•	otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, whether or not such transaction is to be settled by delivery of our ADSs, ordinary shares, other securities, cash or other consideration.

These restrictions do not apply to the sale of our ordinary shares in the form of ADSs to the underwriters, the mandatory conversion of convertible securities outstanding on the date hereof and the grant of options under our share option scheme.

We have also agreed that, subject to certain exceptions, we will not file a registration statement under the Securities Act in connection with any transaction by us or any person that is prohibited pursuant to the foregoing. In addition, each of our directors and executive officers and our existing shareholders has agreed that, without the prior written consent of CIBC World Markets Corp. and Piper Jaffray & Co., they will not, during the period of 180 days from the date of this prospectus, file or participate in the filing with the SEC of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities.

Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, all of the foregoing restrictions shall continue to apply to us, our directors and executive officers and all of our existing shareholders until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “JASO.”

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price for our ADSs offered by this prospectus was determined through negotiations between us and CIBC World Markets Corp. and Piper Jaffray & Co., as representatives of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price for our ADSs include:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information, the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management;

•	our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to online brokerage account holders. ADSs to be sold in an electronic distribution will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus, or the registration statement of which the prospectus forms a part.

Certain of the underwriters or their affiliates may in the future provide investment banking and other financial services to us and our affiliates in the ordinary course of business and will receive customary compensation in connection therewith.

The addresses of the representatives of the underwriters are CIBC World Markets Corp., 300 Madison Avenue, 5th Floor, New York, New York 10017 and Piper Jaffray & Co., 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. The foregoing restrictions do not apply to stabilization transactions.

Belgium

The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this prospectus or any other offering material relating to our ADSs or ordinary shares has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen”). Any representation to the contrary is unlawful.

Each underwriter has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any ADSs or ordinary shares, or to take any steps relating/ancillary thereto, and not to distribute or publish this prospectus or any other material relating to our ADSs or ordinary shares or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of July 7, 1999 on the public character of financial transactions; or (b) an offering of our ADSs or ordinary shares to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and the issuer to be in violation of the Belgian securities laws.

France

Neither this prospectus nor any other offering material relating to our ADSs or ordinary shares has been submitted to the clearance procedures of the Autorité des marchés financiers in France. Our ADSs and ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to our ADSs or ordinary shares has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of our ADSs or ordinary shares to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such ADSs or ordinary shares may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

United Kingdom / Austria / Denmark / Germany / Norway / The Netherlands

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADSs or ordinary shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs or ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs or ordinary shares shall result in a requirement for the publication by the issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs or ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs or ordinary shares to be offered so as to enable an investor to decide to purchase any ADSs or ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any ADSs or ordinary shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ADSs or ordinary shares in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981;

•	a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741- 1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•	an entity, other than an entity formed for the purpose of purchasing our ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy

The offering of the ADSs offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the ADSs offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this prospectus or any other prospectus relating to the ADSs offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the ADSs offered hereby or distribution of copies of this prospectus or any other document relating to the ADSs offered hereby in Italy must be made:

•	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

•	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

•	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Sweden

This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this prospectus may not be made available, nor may the ADSs offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980). This offering will be made to no more than 100 persons or entities in Sweden.

Switzerland

The ADSs offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. The issuer has not applied for a listing of the ADSs being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The ADSs being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of our ADSs or ordinary shares.

Hong Kong

The ordinary shares and ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares or ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares or ADSs which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and may not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 257(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The underwriters will notify (whether through the distribution of the prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased ADSs from or through that underwriter, namely a person which is:

•	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor.

Shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

•	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	by operation of law.

People’s Republic of China

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the People’s Republic of China. The ADSs and ordinary shares may not be offered or sold, directly or indirectly, in the People’s Republic of China. For the purposes of this paragraph, the People’s Republic of China excludes Hong Kong, Macau and Taiwan.

Cayman Islands

This prospectus does not constitute a public offering of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan. The underwriters have not offered or sold, and may not offer or sell, directly or indirectly, any ADSs in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

Australia

No prospectus or other disclosure document as defined in the Corporations Act 2001 of Australia in relation to the ADSs has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each underwriter has represented and agreed that it:

(i)	has not made or invited, and will not make or invite, an offer of the ADSs or ordinary shares for issue or sale in Australia, including an offer or invitation which is received by a person in Australia; and

(ii)	has not distributed or published, and will not distribute or publish, the prospectus or any other offering material or advertisement relating to the ADSs in Australia, unless, in either case (i) or (ii):

(a)	the minimum aggregate consideration payable by each offeree or invitee is at least A$500,000 (or its equivalent in other currencies), disregarding moneys lent by the offeror or its associates, or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Australian Corporations Act; and

(b)	such action complies with all applicable laws and regulations.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

Securities and Exchange Commission registration fee	US$	26,765
National Association of Securities Dealers filing fee		25,513
Nasdaq listing fee		100,000
Legal fees and expenses		1,500,000
Accounting fees and expenses		425,000
Printing fees		300,000
Other fees and expenses		300,000

Total	US$	2,677,278

All amounts are estimated, except the Securities and Exchange Commission registration fee, the Nasdaq listing fee and the NASD filing fee.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom, Hong Kong. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of our ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers, Dill & Pearman. Legal matters as to Chinese law will be passed upon for us by Tian Yuan Law Firm, Beijing, China and for the underwriters by King & Wood, Beijing, China. Skadden, Arps, Slate, Meagher & Flom, Hong Kong may rely upon Conyers, Dill & Pearman, with respect to matters governed by the laws of the Cayman Islands and upon Tian Yuan Law Firm, Beijing, China with respect to matters governed by Chinese law.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and September 30, 2006 and for the period from inception date (May 18, 2005) to December 31, 2005 and the nine-month period ended September 30, 2006 included in this prospectus have been so included in reliance on the audit report of PricewaterhouseCoopers, Zhong Tian CPAs Limited Company, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 11th Floor, PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai 200021, PRC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including relevant exhibits and schedules) on Form F-1 (File No. 333-140002) under the Securities Act with respect to our ordinary shares and a registration statement on Form F-6 (File No. 333-140009) under the Securities’ Act with respect to our ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and ADSs. Information regarding the contents of contracts or other documents described in this prospectus is not necessarily complete and you should refer to the actual contracts and documents filed as exhibits to the registration statement for more detailed and complete information.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders. The registration statement, reports and other information so filed can be inspected and copied at the public reference facility maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings, including the registration statement and other information may also be inspected at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

Our SEC filings will also be available to the public on the SEC’s Internet Web site at http://www.sec.gov.

JA Solar Holdings Co., Ltd.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and September 30, 2006	F-3
Consolidated Statements of Operations for the period from May 18, 2005 (Date of inception) to December 31, 2005 and the nine month period ended September 30, 2006	F-4
Statements of Shareholders’ Equity for the period from May 18, 2005 (Date of inception) to December 31, 2005 and the nine month period ended September 30, 2006	F-5
Consolidated Statements of Cash Flows for the period from May 18, 2005 (Date of inception) to December 31, 2005 and the nine month period ended September 30, 2006	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JA Solar Holdings Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of JA Solar Holdings Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2005 and September 30, 2006, and the results of their operations and their cash flows for the period from May 18, 2005 (date of inception) to December 31, 2005 and for the nine month period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, People’s Republic of China

December 4, 2006

JA Solar Holdings Co., Ltd.

Consolidated Balance Sheets

as of December 31, 2005 and September 30, 2006

	December 31, 2005	September 30, 2006	September 30, 2006
	RMB	RMB	RMB
			Unaudited pro- forma-Note 20
Assets
Current assets:
Cash and cash equivalents	10,970,605	73,532,762	73,532,762
Accounts receivable from third party customers	—	37,546,177	37,546,177
Inventories	—	105,848,430	105,848,430
Advances to related party supplier	—	46,380,354	46,380,354
Other current assets	455,088	9,039,533	9,039,533

Total current assets	11,425,693	272,347,256	272,347,256

Property and equipment, net	39,392,413	126,103,343	126,103,343
Intangible asset, net	8,250,000	7,493,134	7,493,134

Total assets	59,068,106	405,943,733	405,943,733

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	—	100,000,000	100,000,000
Accounts payable	—	2,720,918	2,720,918
Value-added tax payable	—	2,910,323	2,910,323
Other payables	1,578,687	9,821,920	9,821,920
Payroll and welfare payable	113,500	1,206,688	1,206,688
Accrued expenses	29,514	4,300,432	4,300,432
Amounts due to related parties	757,845	40,000	40,000
Advances from third party customers	—	52,813,488	52,813,488

Total current liabilities	2,479,546	173,813,769	173,813,769

Total liabilities	2,479,546	173,813,769	173,813,769

Preferred shares (US$0.0001 par value; 6,520,000 and 0 shares outstanding as of September 30, 2006 and December 31, 2005; none outstanding on a pro-forma basis as of September 30, 2006)	—	110,339,961	—

Commitments (Note 16)
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 shares issued and outstanding as of December 31, 2005 and September 30, 2006; 86,520,000 outstanding on a pro-forma basis as of September 30, 2006)	66,212	66,212	71,368
Additional paid-in capital	59,633,343	105,068,135	215,402,940
Retained earnings/ (accumulated deficit)	(3,110,995)	16,655,656	16,655,656

Total shareholders’ equity	56,588,560	121,790,003	232,129,964

Total liabilities and shareholders’ equity	59,068,106	405,943,733	405,943,733

The accompanying notes are an integral part of these consolidated financial statements.

JA Solar Holdings Co., Ltd.

Consolidated Statements of Operations

for the period from May 18, 2005 (Date of inception) to December 31, 2005 and the nine month period ended September 30, 2006

	For the period from inception to December 31, 2005	For the nine months ended September 30, 2006
	RMB	RMB
Revenue from third parties	—	255,709,240
Revenue from related parties	—	91,344,893

Total revenues	—	347,054,133
Cost of revenues	—	(258,429,361)

Gross profit	—	88,624,772
Selling, general and administrative expenses	(2,638,340)	(30,769,792)
Research and development expenses	(383,468)	(711,878)

Total operating expenses	(3,021,808)	(31,481,670)

Income/ (loss) from operations	(3,021,808)	57,143,102

Interest expense	—	(2,835,986)
Interest income	38,965	425,018
Foreign exchange gain/ (loss)	(128,152)	256,250

Income/ (loss) before income taxes	(3,110,995)	54,988,384
Income tax benefit/ (expense)	—	—

Net income/ (loss)	(3,110,995)	54,988,384

Preferred shares accretion	—	(489,600)
Preferred shares beneficial conversion charge	—	(34,732,133)
Allocation of net income to participating preferred shareholders	—	(233,246)

Net income available to ordinary shareholders	(3,110,995)	19,533,405

Net income/(loss) per share:
Basic	(0.04)	0.24
Diluted	(0.04)	0.24

Weighted average number of shares outstanding:
Basic	80,000,000	80,000,000
Diluted	80,000,000	80,000,000

The accompanying notes are an integral part of these consolidated financial statements.

JA Solar Holdings Co., Ltd.

Statements of Shareholders’ Equity

for the period from May 18, 2005 (Date of inception) to December 31, 2005 and the nine month period ended September 30, 2006

	Ordinary shares		Additional paid-in capital	Retained earnings/ (accumulated deficit)	Total shareholders’ equity
	Shares	Amount
		RMB	RMB	RMB	RMB
Opening balance	—	—	—	—	—
Shares issued pursuant to the Recapitalization (Note 1)	80,000,000	66,212	59,633,343	—	59,699,555
Net loss	—	—	—	(3,110,995)	(3,110,995)

Balance at December 31, 2005	80,000,000	66,212	59,633,343	(3,110,995)	56,588,560

Pro-rata capital contribution from ordinary shareholders	—	—	59,900,518	—	59,900,518
Pro-rata return of capital to ordinary shareholders pursuant to the Recapitalization (Note 1)	—	—	(119,508,000)	—	(119,508,000)
Pro-rata capital contribution from ordinary shareholders pursuant to the Recapitalization (Note 1)	—	—	53,778,599	—	53,778,599
Shares based compensation	—	—	16,531,542	—	16,531,542
Accretion of preferred shares	—	—	—	(489,600)	(489,600)
Beneficial conversion features of preferred shares	—	—	34,732,133	—	34,732,133
Amortization of beneficial conversion features of preferred shares	—	—	—	(34,732,133)	(34,732,133)
Net income	—	—	—	54,988,384	54,988,384

Balance at September 30, 2006	80,000,000	66,212	105,068,135	16,655,656	121,790,003

The accompanying notes are an integral part of these consolidated financial statements.

JA Solar Holdings Co., Ltd.

Consolidated Statements of Cash Flows

for the period from May 18, 2005 (Date of inception) to December 31, 2005 and the nine month period ended September 30, 2006

	For the period from inception to December 31, 2005	For the nine months ended September 30, 2006
	RMB	RMB
Cash flows from operating activities:
Net income/ (loss)	(3,110,995)	54,988,384
Adjustments to reconcile net income to net cash used in operating activities:
Stock option compensation expenses	—	16,531,542
Depreciation and amortization	802,388	6,339,959
Exchange (gain)/loss	128,152	(332,616)
Changes in operating assets and liabilities:
(Increase) in accounts receivables from third party customers	—	(37,546,177)
(Increase) in inventories	—	(105,848,430)
(Increase) in advances to related party supplier	—	(46,380,354)
(Increase) in other current assets	(455,088)	(8,617,559)
Increase in accounts payable	—	2,724,683
Increase in tax payable	—	2,910,323
Increase (decrease) in other payables	332,513	(31,022)
Increase in payroll and welfare payable	113,500	1,093,188
Increase in accrued expenses	29,514	4,270,918
Increase (decrease) in amounts due to related parties	525,000	(717,845)
Increase in advances from third party customers	—	52,813,488

Net cash used in operating activities	(1,635,016)	(57,801,518)

Cash flows from investing activities:
Purchase of property and equipment	(37,971,977)	(83,905,909)
Purchases of intangible assets	—	(89,880)

Net cash used in investing activities	(37,971,977)	(83,995,789)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares upon formation	50,699,555	—
Pro-rata capital contribution from ordinary shareholders	—	59,900,518
Proceeds from short-term bank borrowings	—	100,000,000
Net proceeds from issuance of preferred shares	—	110,669,361
Pro-rata return of capital to ordinary shareholders pursuant to the Recapitalization (Note 1)	—	(119,508,000)
Pro-rata capital contribution from ordinary shareholders pursuant to the Recapitalization (Note 1)	—	53,778,599

Net cash provided by financing activities	50,699,555	204,840,478

Effect of exchange rate changes on cash and cash equivalents	(121,957)	(481,014)

Net increase in cash and cash equivalents	10,970,605	62,562,157

Cash and cash equivalents at the beginning of the period	—	10,970,605

Cash and cash equivalents at the end of the period	10,970,605	73,532,762

Supplemental disclosure of cash flow information:
Cash paid for interest	—	4,134,625
Cash paid for income taxes	—	—
Supplemental schedule of non-cash investing activities:
Contributed technical know-how upon formation	9,000,000	—
Purchases of property and equipment included in other payables	1,239,979	9,538,213
Purchases of property and equipment included in amounts due to related parties	232,845	—

The accompanying notes are an integral part of these consolidated financial statements.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements

(Amounts expressed in RMB unless otherwise stated)

1.	Organization and business

The accompanying consolidated financial statements included the financial statements of JA Solar Holdings Co., Ltd. (the “Company”), its subsidiaries, which include JA Development Co., Ltd. (“JA BVI”) and JingAo Solar Co., Ltd. (“JA China”). The company and its subsidiaries are collectively referred to as the “Group”.

JA Solar Holdings Co., Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on July 6, 2006 and became the holding company of JA BVI and its 100% owned subsidiary, JA China, on August 30, 2006 through a recapitalization plan as described below.

JingAo Solar Co., Ltd. (“JA China”) was established on May 18, 2005 in the People’s Republic of China (the “PRC”) by Hebei Jinglong Industry and Commerce Group Co., Ltd. (the “Jinglong Group”), Australia Solar Energy Development Pty Ltd. (“SDC”), and Australia PV Science & Engineering Co. (“PVSEC”) (collectively, together with their respective shareholders, the “Former Shareholders”), which owned 55%, 30%, and 15%, respectively, of JA China. JA China is primarily engaged in the development, production and marketing of high-performance photovoltaic (“PV”) solar cells, which convert sunlight into electricity, in the PRC.

As further described below, pursuant to a recapitalization plan (the “Recapitalization”), all of the Former Shareholders of JA China, the operating subsidiary of the Company, transferred their equity interests in JA China to JA Development Co., Ltd. (“JA BVI”), a 100% owned subsidiary of the Company incorporated under the laws of the British Virgin Islands. The Recapitalization is accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

In July and August 2006, in contemplation of its initial public offering, JA China executed a series of transactions as part of the Recapitalization. On July 6, 2006, the Former Shareholders, or their nominees, established JA Development Co., Ltd. (“JA BVI”) and received shares in JA BVI in proportion to their shareholdings in JA China. In August 2006, pursuant to the respective share subscription agreements dated August 9, 2006 and August 18, 2006, two third party investors invested a total of RMB 110,669,361 (US$ 14 million) in convertible redeemable participating preferred shares of JA BVI (the “Preferred Shares”). Also, in August 2006, JA BVI obtained the ownership interests in JA China collectively held by the Former Shareholders for cash consideration. Relevant PRC laws and regulations require cash payment for the transfer of ownership interests in JA China to JA BVI. As a result, JA BVI paid the Former Shareholders a total of RMB 119,508,000 (US$ 15 million) based on JA China’s registered capital amount (which approximated its net book value) for 100% ownership interest in JA China, with each Former Shareholder receiving an amount equivalent to its proportional shareholding in JA China. Concurrently, each of the Former Shareholders, or their nominees, subscribed for additional ordinary shares in JA BVI in the same proportion previously held in JA China by contributing a total of RMB 53,778,599 (US$ 6.75 million) into JA BVI.

On August 30, 2006, pursuant to a share swap agreement, all the then existing shareholders of JA BVI exchanged their respective shares of JA BVI for equivalent classes of shares of the Company on a 1 for 8,000 basis, resulting in 80 million shares issued in the aggregate. As a result, JA BVI and JA China became wholly-owned subsidiaries of the Company, thereby completing the Recapitalization.

The Recapitalization did not result in a change in control of JA China’s business since JA China continues to be controlled and managed by Jinglong Group. Through the above transactions, the Former Shareholders of JA China, or their nominees, maintained their respective proportional ownership interests in JA China before and

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

after the Recapitalization, except for the proportionate dilution as a result of the investment by the two new third party investors for 7.53% ownership interest (on a fully-diluted basis) in the form of the Preferred Shares. As a result of the dilution, the Jinglong Group, SDC, and PVSEC held 50.86%, 27.74% and 13.87%, respectively, of JA BVI (and indirectly of JA China), with the shareholders of Jinglong Group retaining their controlling stake before and after the Recapitalization. Therefore, the Recapitalization is a transaction between entities under common control that should be accounted for under FAS 141.

The net return of capital of RMB 65,729,401 (US$ 8.25 million) to the Former Shareholders was completed to satisfy PRC legal requirements and, for accounting purposes, is effectively a return of capital to the Former Shareholders for the dilution of their respective interests in JA China by the new investors and is recorded as a net return of capital to shareholders with a charge to additional paid-in-capital.

2.	Summary of significant accounting policies

a)	Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries (collectively, the “Group”). All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The Group was in the development stage for the prior period (from inception through December 31, 2005), and commenced its principal operations during the nine-month period ended September 30, 2006.

b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

c)	Cash and cash equivalents

The Group considers all cash on hand and demand deposits to be cash and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balance as of December 31, 2005 consisted of RMB 8,248,620 and US$ 337,288 (RMB 2,721,985). Cash balance as of September 30, 2006 consisted of RMB 27,835,235, EUR 1,800 (RMB 18,464) and US$ 5,775,799 (RMB 45,679,063).

d)	Allowance for doubtful accounts

Provisions are made against accounts receivable to the extent collection is considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision, if any. As of December 31, 2005 and September 30, 2006, the Group has not recorded any allowance for doubtful accounts.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

e)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. As of December 31, 2005 and September 30, 2006, the Group has not recorded any provision for inventories.

f)	Advances to related party supplier

The Group provides advances to secure its raw material needs of silicon wafers, which are then offset against future purchases. The balance of the advances generally covers next month’s supply of materials required by the Group. The Group does not require collateral or other security against its advances to the related party supplier, Jinglong Group. As of September 30, 2006, the Group determined that no provision is required for potential losses against advances to related party supplier.

g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Shorter of the lease term or useful lives
Machinery and equipment	5-10 years
Furniture and fixtures	5 years
Motor vehicles	5 years

Construction in progress primarily represents the construction of new production lines. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Interest expense incurred for qualifying assets are capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost. For the period from inception to December 31, 2005 and the nine month period ended September 30, 2006, total interest capitalized was nil and RMB 1,469,138, respectively.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

h)	Intangible asset, net

Intangible asset is comprised of technical know-how contributed by one of the Group’s shareholders upon formation of JA China and purchased accounting software.

Technical know-how is carried at cost, less accumulated amortization. The technical know-how consists of one component relating to the commercial production process of photovoltaic solar cells. Amortization is calculated on a straight-line basis over the estimated useful life of the technical know-how of eight years.

Purchased accounting software is being amortized on a straight line basis over the estimated useful life of five years.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

i)	Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangible asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and its eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets, generally using the expected future discounted cash flows. No impairment charge was recognized for any of the periods covered by these consolidated financial statements.

j)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

k)	Revenue recognition

The Group recognizes revenue from the sale of PV solar cells at the time of shipment, at which point title and risk of loss transfer. The Group sells its products at agreed upon prices to its customers, which reflect prevailing market prices.

The Group’s considerations for recognizing revenue are based on the following:

•	Persuasive evidence that an arrangement (sales contract) exists between a willing customer and the Group that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms). The customer does not have a right of return and the Group does not provide any warranty on its products.

•	Shipping terms are FOB shipping point from the Group’s premises. At this point the customer takes title to the goods and is responsible for all risks and rewards of ownership.

•	The Group’s price to the customer is fixed and determinable as specifically outlined in the sales contract.

•	The Group assessed collectibility based on the customers’ payment and credit histories. All credits extended to customers are pre-approved by management.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

The Group has begun to extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before delivery of products which are recorded as advances from customers. For customers to which credit terms are extended, the Group assessed a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. If the Group determines that collection is not reasonably assured, recognition of revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of payment.

l)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping (freight in) and handling costs for products sold.

m)	Research and development

Research and development costs are expensed when incurred.

n)	Advertising expenses

Advertising expenses are charged to the consolidated statement of operations in the period incurred. Advertising expenses are not significant during any of the periods covered by these consolidated financial statements.

o)	Start-up costs

In accordance with Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, the Group expensed all costs incurred in connection with start-up activities.

p)	Foreign currency translation

The functional and reporting currency of the Group is Renminbi (“RMB”). Transactions denominated in other currencies are translated into RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates.

q)	Fair value of financial instruments

Financial instruments include cash equivalents, accounts receivable, advance to related party supplier, accounts payable, other payables and short-term borrowings. As of December 31, 2005 and September 30, 2006, the carrying values of these financial instruments approximated their fair values due to their short-term maturities.

r)	Segment reporting

The Group has adopted SFAS No. 131, Disclosures about Segment of an Enterprise and Related Information, for its segment reporting. The Group operates and manages its business as a single

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

segment and substantially all of its revenues are derived in China. Accordingly, no segment information is presented.

s)	Net income/ (loss) per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their respective participating rights. The Company’s Series A redeemable convertible preferred shares are participating securities. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

t)	Share based compensation

In accordance with SFAS 123(R), the Group measures the cost of employee services received in exchange for stock-based compensation at the grant date fair value of the award.

The Group recognizes the compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. In March 2005, the Securities & Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) relating to SFAS 123R. The Group has applied the provisions of SAB 107 in its adoption of SFAS 123R.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. For the stock options granted in the nine-month period ended September 30, 2006, the Group determined the forfeiture rate to be 0%.

Cost of goods acquired or services received from non-employees is measured based on the fair value of the awards issued on the measurement date as defined in EITF No. 96-18. Awards granted to non-employees are remeasured at each reporting date using the fair value as at each period end. Changes in fair values between the interim reporting dates are attributed consistent with the method used in recognizing the original compensation costs.

u)	Comprehensive income

The Group has adopted the provisions of SFAS No. 130, Reporting Comprehensive Income (“SFAS No. 130”). SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. SFAS No. 130 defines comprehensive income (loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities, except those

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

resulting from investments by owners and distributions to owners. There have been no sources of other comprehensive income (loss) during the periods covered by these consolidated financials statements.

v)	Recent accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expense, freight, handling costs, and spoilage costs to be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred on or after July 1, 2005. The adoption of SFAS No. 151 did not have an impact on the Group’s financial position or results of operations.

In June 2005, the FASB ratified the Emerging Issues Task Forces Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements (“EITF No. 05-06”). EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF No. 05-06 did not have an impact on the Group’s financial position or results of operations.

In October 2005, the FASB issued FASB Staff Position FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (“FSP FAS 13-1”). FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The FSP reached a consensus that as there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, and that the rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expenses. This guidance is effective for the first reporting period beginning after December 15, 2005. The Group’s current accounting policy is consistent with the guidance provided by FSP FAS 13-1.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertain tax positions recognized in an enterprise’s financial statements. FIN No. 48 prescribes a two-step process for the evaluation of a tax position. First, a determination of whether a tax position shall be recognized is made using a “more-likely-than-not” threshold that the tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the “more-likely-than-not” recognition threshold, then it is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Group is in the process of assessing the impact of the adoption on its financial position or results of operations.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurements attribute. Accordingly, this Statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is in the process of assessing the impact of the adoption of FAS157 on the Group’s financial position or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (Topic 1N). “Quantifying Misstatements in Current Year Financial Statements,” (“SAB No. 108). SAB No. 108 addresses how the effect of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance-sheet and income-statements approaches, (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors, and (iii) to adjust their financial statements if the new combined approach results in a conclusion is that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current-year correction of a material error that includes prior-year effects may result in the need to correct prior-year financial statements even if the misstatements in the prior year or years is considered immaterial. Any prior-year financial statements found to be materially misstated in years subsequent to the insurance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections.” Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. SAB No. 108 is effective for fiscal year ending after November 15, 2006. The group does not expect the adoption of SAB No. 108 will have any impact on the Group’s financial position or results of operations.

3.	Inventories

Inventories consisted of the following:

	As of December 31, 2005	As of September 30, 2006
	RMB	RMB
Raw materials
- Silicon wafer	—	75,935,378
- Others	—	10,822,960
Work-in-progress	—	10,358,660
Finished goods	—	8,731,432

	—	105,848,430

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

4.	Other current assets

Other current assets consisted of the following:

	As of December 31, 2005	As of September 30, 2006
	RMB	RMB
Prepaid expenses	—	974,056
Advance to third party supplier	172,600	2,738,505
Advances to officers and employees (Note 15)	282,488	93,885
IPO related costs	—	4,863,829
Others	—	369,258

	455,088	9,039,533

IPO related costs comprise professional fees incurred related to the Group’s proposed initial public offering, which will be offset against the offering proceeds if and when the offering is consummated.

5.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31, 2005	As of September 30, 2006
	RMB	RMB
Furniture and fixtures	259,620	1,454,810
Motor vehicles	396,074	581,649
Machinery and equipment	—	124,298,317
Leasehold improvements	—	926,722

Total	655,694	127,261,498
Less: accumulated depreciation	(52,388)	(5,545,601)

Subtotal	603,306	121,715,897
Construction-in-progress	38,789,107	4,387,446

Property and equipment, net	39,392,413	126,103,343

Depreciation expense was RMB 52,388 and RMB 5,493,213 for the period from inception to December 31, 2005 and the nine month period ended September 30, 2006, respectively.

6.	Intangibles assets, net

Upon the formation of JA China, the Group’s operating subsidiary in the PRC, certain shareholders agreed to contribute approximately RMB 50.70 million for an 85% interest while the other shareholder agreed to contribute unpatented technical know-how for a 15% interest. The implied fair value of the technical know-how was RMB 9.00 million.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

Intangible asset consisted of the following:

	As of December 31, 2005	As of September 30, 2006
	RMB	RMB
Technical know-how	9,000,000	9,000,000
Accounting software	—	89,880
Less: accumulated amortization	(750,000)	(1,596,746)

Intangible asset, net	8,250,000	7,493,134

Amortization expense for the period from inception to December 31, 2005 and the nine month period ended September 30, 2006 was RMB 750,000 and RMB 846,746, respectively.

Amortization expense of the technical know-how and purchased accounting software for each of the next five years will be approximately RMB 1,142,976.

7.	Income taxes

The Company is a tax exempted company incorporated in the Cayman Islands. Under the laws of Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in the British Virgin Islands is tax exempt under the laws of British Virgin Islands, and accordingly, is not subject to tax on income or capital gain.

The Group’s operating subsidiary, JA China, is incorporated in the PRC and is subject to PRC Enterprise Income Tax (“EIT”). Pursuant to EIT, foreign-invested enterprises are subject to income tax at a state income tax rate of 30% plus a local income tax rate of 3% on PRC taxable income. Foreign Invested Enterprises are also entitled to a two year tax exemption from PRC income taxes starting the year in which the entity achieves a cumulative profit, and a 50% tax reduction for the succeeding three years thereafter. JA China started its tax holiday period on January 1, 2006, which will end on December 31, 2010.

As a result JA China was exempt from income tax for the period from inception to December 31, 2005 and for the nine-month period ended September 30, 2006.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

Components of deferred tax assets included the following:

	As of December 31, 2005	As of September 30, 2006
	RMB	RMB
Deferred tax assets:
Temporary differences:
Pre-operating expenses	312,057	601,050
Amortisation of intangible assets	—	35,438
Depreciation of property and equipment	—	929,171

Total deferred tax assets	312,057	1,565,659
Deferred tax liability:
Capitalized interest	—	(197,343)

Total deferred tax liability	—	(197,343)

Net deferred tax assets	312,057	1,368,316

Less: valuation allowance	(312,057)	(1,368,316)

Total deferred tax assets	—	—

The Group has made a full valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of the valuation allowance, including that the Group exited the development stage during the nine-month period ended September 30, 2006, its limited earnings history, the tax holiday period, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings.

Reconciliation between the provision for income tax computed by applying the statutory EIT and the Group’s effective tax rate:

	For the period from inception to December 31, 2005	For the nine months ended September 30, 2006
PRC enterprise income tax	(33)%	33%
Effect of permanent differences:
Share based compensation	—	10%
Effect of tax holiday	—	(43)%
Effect of tax rate change	23%	(2)%
Valuation allowance	10%	2%

	—	—

The aggregate amount and per share effect of the tax holiday are as follows:

	For the period from inception to December 31, 2005	For the nine months ended September 30, 2006
The aggregate dollar effect	—	25,099,257
Per share effect-basic	—	0.31
Per share effect-diluted	—	0.31

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

8.	Short-term bank borrowings

In January 2006, the Group obtained a RMB 50,000,000 short-term loan from the Bank of China, bearing interest at 6.138%. Interest is payable quarterly with principal and remaining accrued interest due upon maturity in December 2006.

In February 2006, the Group obtained another RMB 50,000,000 short-term loan from the Bank of Communications, bearing interest at 6.138%. Interest is payable quarterly with principal and remaining accrued interest due upon the maturity in February 2007.

The Group’s short-term bank borrowings are guaranteed by a company of which one of the Group’s directors is a shareholder and general manager.

Interest incurred for the period from inception to December 31, 2005 and the nine month period ended September 30, 2006 amounted to nil and RMB 4,305,124, respectively, of which nil and RMB 1,469,138 was capitalized in the cost of property and equipment.

9.	Other payables

Other payables consisted of the following:

	As of December 31, 2005	As of September 30, 2006
	RMB	RMB
Purchases of property and equipment	1,239,979	9,538,213
Employee income tax withholdings	127,302	—
Stamp duty	57,406	273,707
Rental expenses	154,000	—
Others	—	10,000

Total other payables	1,578,687	9,821,920

10.	Accrued expenses

Accrued expenses consist of the following:

	As of December 31, 2005	As of September 30, 2006
	RMB	RMB
Telephone expenses	10,014	—
Interest expenses	—	170,500
Advertising expenses	15,000	—
Audit and legal expenses	—	3,442,908
Outsource production fee	—	440,509
Other	4,500	246,515

Total accrued expenses	29,514	4,300,432

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

11.	Series A Redeemable Convertible Preferred Shares

On August 21, 2006, as part of the Recapitalization (Note 1) and pursuant to the respective share subscription agreements, JA BVI issued 815 shares of US$ denominated convertible redeemable participating preferred shares to two third party investors for US$14 million. These preferred shares were then exchanged on a one for 8,000 basis for preferred shares of the Company (the “Preferred Shares”) of equivalent rights, preferences, and privileges on August 30, 2006.

The rights, preferences and privileges with respect to the Preferred Shares are as follows:

Voting

Holders of the Preferred Shares have voting rights equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. Each holder of Preferred Shares is entitled to vote on all matters submitted to a vote of shareholders.

Dividends

No dividends will be paid to holders of any class or series of shares of the Company until a dividend in like is paid in full to holders of the Preferred Shares on an if-converted basis. There have been no dividends declared to date.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Preferred Shares are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the other classes of the Company, the full amount of the original issue price plus any declared but unpaid dividends. After such payment has been made to holders of the Preferred Shares, any remaining assets or proceeds of the Company will be distributed pro rata to holders of ordinary shares and Preferred Shares on an if-converted basis.

Redemption

The Preferred Shares are redeemable at the option of the holders of the Preferred Shares anytime after the fifth anniversary of the issuance date, if not previously converted, for an amount equal to the issuance price plus a 5% annual compounded return.

To recognize the accrual of interest on outstanding preferred shares, the Company charged the preferred share accretion against retained earnings for RMB nil and RMB 489,600 for the period from inception to December 31, 2005 and the nine month period ended September 30, 2006, respectively.

Conversion

The Preferred Shares are convertible into ordinary shares of the Company on a one-for-one basis, at the option of the holder anytime after issuance. Each automatically converts into ordinary shares of the Company upon an initial public offering (“IPO”) (i) on an internationally recognized stock exchange, (ii) equal to at least 15% of the share capital of the Company at the time, and (iii) with a valuation of market capitalization, on a fully diluted basis, of at least US$540 million.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

If conversion of the Preferred Shares does not occur by the time the Group’s audited financial statements for the fiscal year ending December 31, 2006 are issued and the Group’s actual 2006 U.S. GAAP profit after tax is less than US$20.5 million, then the conversion ratio into ordinary shares of the Company will be adjusted by the percentage of the shortfall between the actual profit after tax and US$ 22.5 million (the “Contingent Conversion Adjustment”).

Registration rights

The preferred shares also contain registration rights which: (1) allow the holders to demand the Company to file a registration statement covering the offer and sale of their securities; (2) require the Company to offer holders of registrable securities an opportunity to include in a registration if the Company proposes to file a registration statement for a public offering of other securities; (3) allow the holders to request the Company to file a registration statement on Form F-3 when the Company is eligible to use Form F-3. The Company is required to use its best effort to effect the registration if requested by the securities holders, but there is no requirement to pay cash damages if the Company fails to register the shares.

The Company determined that both redemption and conversion features do not meet the SFAS 133 criteria for bifurcation and therefore are not accounted for as an embedded derivative.

The 5% annual compounded return on the preferred shares is accreted using the effective interest method over five years.

The fair value of ordinary shares was determined retrospectively to the time of grant.

Management is responsible for determining the fair value of the ordinary shares, as of the commitment date of August 21, 2006 in determining the beneficial conversion feature (BCF) amount. Management considered a number of factors, including valuations, when estimating the fair value of the ordinary shares. Since the preferred shares are convertible immediately upon issuance, the Company has amortized the entire BCF amount of RMB 34,732,133 upon issuance.

12.	Share based compensation

As of September 30, 2006, the Company had one share-based compensation plan, which is described below.

On August 18, 2006, the shareholders of the Company approved the 2006 Stock Incentive Plan (the ‘Plan”), which permits the grant of share options and shares to its eligible recipients for up to 8,656,000 ordinary shares plus a number of ordinary shares equal to 10% of any additional share capital of the Company issued following the effective date of such stock option plan. The Group believes that such awards better align the interests of its employees with those of its shareholders.

On August 21, 2006, the Company granted 1,728,000 ordinary share options, as adjusted for the 1 for 8,000 share swap on August 30, 2006, to certain management, directors and consultants under the ”Plan”. These options are accounted for under SFAS 123R, Accounting for Stock Based Compensation for awards granted to employees and EITF No.96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services for awards granted to non-employees.

SFAS 123R requires that compensation cost relating to share-based payment transactions be recognized in the Group’s statement of operations over the service period (generally the vesting period). That cost is measured based upon the fair value of the option issued as calculated under the Black Scholes option pricing

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

model. The Group’s share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in correlation with the vesting percentages. Options granted to non-employees of the Group are remeasured at each period end in accordance with EITF No. 96-18.

As a result of the adoption of SFAS 123(R) and EITF No. 96-18, the Group recognized a pre-tax charge of RMB 16,531,542 (included in selling, general, and administrative expenses), for the nine months ended September 30, 2006 associated with the expensing of stock options. The terms of the ordinary share options issued are as follows:

Exercise price per share (as adjusted for the 1 for 8,000 share swap)	US$	2.147
Contractual life (years)		10
Vesting schedule
—Upon issuance		69.44%
—Upon 1st anniversary of issuance		19.44%
—Upon 2nd anniversary of issuance		11.12%

These options will become fully vested upon a change in control or on any date at the discretion of the plan administrator. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions for options granted during the nine months ended September 30, 2006:

September 30, 2006
Risk-free interest rate (1)	4.77%
Expected life (2)	5.2 years
Expected dividends (3)	—
Volatility (4)	65%

(1)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(2)	The expected life of stock options granted under the Plan is based on the average between the vesting period and the contractual term for each grant, taking into account assumptions used by comparable companies.

(3)	The Company has no history or expectation of paying dividends on its common stock.

(4)	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility and implied volatility of comparable companies for a period equal to the expected term preceding the grant date.

The fair value of ordinary shares was determined retrospectively to the time of grant and at each reporting date.

Management is responsible for determining the fair value of the ordinary shares, as of the grant date and as of each reporting date, underlying our options and considered a number of factors, including valuations, when estimating the fair value of the ordinary shares.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

The following is a summary of the changes in outstanding options for the nine-month period ended September 30, 2006:

	Shares	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life	Intrinsic Value (in US$’000)
Outstanding at December 31, 2005	—	—	—	—
Granted	1,728,000	2.147	9.9
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—
Outstanding at September 30, 2006	1,728,000	2.147	9.9	3,202
Exercisable at September 30, 2006	1,200,000	2.147	9.9	2,224

The weighted-average grant-date fair value of options granted during the nine-month period ended September 30, 2006 was US$1.662. The compensation cost that has been charged against income for the plan was RMB 16,531,542 for the nine-month period ended September 30, 2006. The total income tax benefit recognized in the income statement for share-based compensation arrangements was nil for the period. There was no compensation cost capitalized as part of inventory or fixed assets for the period.

Included in total compensation costs recognized is RMB 2,263,704 relating to the recognition of changes in fair value as stock options granted to non-employees are remeasured at September 30, 2006. As of September 30, 2006, there was RMB 6,955,797 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a remaining weighted-average period of two years.

The Company expects to repurchase shares on the open market to satisfy share option exercises.

13.	Mainland China contribution plan and profit appropriation

a)	China contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits was RMB 37,538 and RMB 621,703 for the period from inception to December 31, 2005 and for the nine-month period ended September 30, 2006, respectively.

b)	Statutory reserves

Pursuant to laws applicable to entities incorporated in the PRC, before the Recapitalization, JA China should make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The funds appropriations are at JA China’s discretion based on the after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end). These reserve funds can only be used for specific purposes of enterprises expansion and staff bonus and welfare and not distributable as cash dividends.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

Subsequent to the Recapitalization, JA China makes appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, and (ii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of the after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at JA China’s discretion. These reserve funds can only be used for specific purposes of enterprises expansion and staff bonus and welfare and not distributable as cash dividends.

No appropriation was made by JA China in the period from inception to December 31, 2005 and for the nine-month period ended September 30, 2006.

C)	Other

JA China’s registered capital of RMB 119,600,072 is unavailable for distribution as a nominal dividend to the Company.

14.	Net income/ (loss) per share

Basic and diluted net income/(loss) per share for the period from inception to December 31, 2005 and the nine month period ended September 30,2006 are calculated as follows:

	December 31, 2005	September 30, 2006
Numerator:
Net income (loss) for the year	(3,110,995)	54,988,384
Preferred shares accretion	—	(489,600)
Preferred shares beneficial conversion charge	—	(34,732,133)
Allocation of net income to participating preference shareholders	—	(233,246)

Numerator for basic earnings (loss) per share	(3,110,995)	19,533,405
Dilutive effect of Series A preferred shares*	—	—
Dilutive effect of share options*	—	—
Numerator for diluted earnings (loss) per share	(3,110,995)	19,533,405

Denominator:
Denominator for basic earnings (loss) per share - weighted average ordinary shares outstanding	80,000,000	80,000,000
Dilutive effect of Series A preferred shares*	—	—
Dilutive effect of share options*	—	—

Denominator for diluted earnings (loss) per share	80,000,000	80,000,000

Basic earnings (loss) per share	(0.04)	0.24

Diluted earnings (loss) per share	(0.04)	0.24

Net income for the period has been allocated to the common share and preference share based on their respective rights to share in dividends.

*These potentially dilutive securities were not included in the calculation of dilutive earnings per share because of their anti-dilutive effect.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

15.	Related party transactions

(a)	Transactions with the Jinglong Group

The Jinglong Group is the Group’s principal silicon wafer supplier and its shareholders are the majority shareholder of the Group.

The Group provides supplier advances to the Jinglong Group for purchases of silicon wafers, which are then used to offset future purchases. The Group purchased nil and RMB 319,082,877 of silicon wafers from the Jinglong Group for the period from inception to December 31, 2005 and the nine month period ended September 30, 2006, respectively. Outstanding supplier advances to the Jinglong Group for purchases of silicon wafers amounted to nil and RMB 46,380,354 as of December 31, 2005 and September 30, 2006, respectively, and were recorded in advances to related party supplier in the consolidated balance sheet.

On July 1, 2006, the Group entered into a long-term silicon wafer supply agreement with the Jinglong Group, which provides for the following:

•	A right to purchase silicon wafers from the Jinglong Group on a long-term basis and the Jinglong Group will take all necessary actions to meet the Group’s silicon wafer requirements, including securing sufficient raw materials for wafer production. The Group, however, is not committed to any minimum purchase requirements;

•	Silicon wafers purchased from the Jinglong Group shall be at the market price that the Group may obtain from third-party suppliers for similar products, with a reasonable commercial discount based on the Group’s long-term demand and the payment arrangement;

•	At the Group’s request, the Jinglong Group shall use its best efforts in securing additional procurement of silicon wafers, including outsourcing the production to other silicon wafer producers;

•	The Group is required to provide the Jinglong Group a monthly deposit equal to 30% of the next month’s forecasted purchases of the Group; and

•	The agreement will be effective until December 31, 2010 and will be automatically renewed for three additional years upon expiration.

The Group also leased offices, dormitories, and production facilities from the Jinglong Group under an operating lease agreement dated June 2005, which expired in June 2006. Total monthly rental expense was RMB 75,000 under this lease. Outstanding accrual for rental payments under this operating lease was RMB 525,000 and nil as of December 31, 2005 and September 30, 2006, respectively, and was recorded in amounts due to related parties in the consolidated balance sheet. Upon expiration, the Group renewed the operating lease agreement with the Jinglong Group (Note 16a).

In addition, the Group has an agreement with the Jinglong Group to pay management fees of RMB 20,000 per month for facilities maintenance and security services provided by the Jinglong Group. The term of this agreement is from April 2006 to December 2007 and renewable annually thereafter. Outstanding accrual for the management fees was nil and RMB 40,000 as of December 31, 2005 and September 30, 2006, respectively, and was recorded in amounts due to related parties in the consolidated balance sheet.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

During the periods covered by these consolidated financial statements, Jinglong Group made payments on behalf of the Group, for purchases of certain fixed assets. Outstanding payables to the Jinglong Group for these transactions totaled RMB 232,845 and nil as of December 31, 2005 and September 30, 2006, respectively. These payables were recorded in amounts due to related parties in the consolidated balance sheets.

(b)	Transactions with other related parties

The Group extended travel expense advances to officers and employees of the Group. Outstanding advances to officers and employees amounted to RMB 282,488 and RMB 93,885 as of December 31, 2005 and September 30, 2006, respectively, and were recorded in other current assets in the consolidated balance sheet.

The Group outsourced production to a related company that has an officer who was a shareholder of the Group. Purchases from the related company totaled nil and RMB 580,342 for the period from inception to December 31, 2005 and the nine month period ended September 30, 2006, respectively. There were no outstanding payable balance to this related party as of December 31, 2005 and September 30, 2006.

The Group sold solar cells to five related companies consisting of:

(1)	a company of which the Jinglong Group is a shareholder,

(2)	a related company whose general manager was a minority shareholder of SDC prior to June 14, 2006 accordingly, this company ceased to be a related company since June 14, 2006,

(3)	a related company whose chairman was a director of the Group prior to August 16, 2006 accordingly, this company ceased to be a related company since August 16, 2006,

(4)	a related company whose chairman was also a director of the Group prior to August 16, 2006 accordingly, this company ceased to be a related company since August 16, 2006, and

(5)	a related company whose chairman is also the chairman of the Group.

These five related party customers are solar module manufacturers, which assemble and integrate solar cells purchased from the Group and other suppliers into panels, modules and systems. Sales to these related parties totaled nil and RMB 91,344,893 for the period from inception to December 31, 2005 and the nine month period ended September 30, 2006, respectively.

16.	Commitments

a)	Operating lease commitments

For the periods covered by these consolidated financial statements, the Group leased certain assets, including offices, dormitory and production facilities, from the Jinglong Group, under a non-cancelable operating lease expiring in June 30, 2006, with an option to renew. During the same time, the Group also leased a piece of land under a non-cancelable operating lease from a third party expiring on May 31, 2019.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

On July 1, 2006, the Group renewed its operating lease with the Jinglong Group (Note 15). The renewed operating lease with the Jinglong Group covers the previously leased assets from the Jinglong Group, as well as the land initially leased from the third party, the rights of which was subsequently acquired by the Jinglong Group. The new non-cancelable operating lease with the Jinglong Group expires in June 2010 with an annual rental of RMB 1,800,000, which approximates market rents. The Group executed a lease termination agreement for the land with the third party on June 30, 2006. The Group also holds an operating lease with the Jinglong Group for an automobile. This non-cancelable operating lease expires in December 2007.

In September 2006, the Group entered into a non-cancelable operating lease contract for Shanghai office space. The rental expense is RMB 15,800 per month, from October, 2006 to September 2007.

Future minimum obligations for operating leases are as follows:

(in RMB)
From October 1 to December 31, 2006	503,400
2007	1,966,200
2008	1,800,000
2009	1,800,000
2010	900,000
2011	—
Thereafter	—

Total	6,969,600

Rent expense under all operating leases was RMB 679,000 and RMB 1,065,800 for the period from inception to December 31, 2005 and the nine month period ended September 30, 2006, respectively.

b)	New supplier contract

In September 2006, the Group entered into a three year purchase contract with a total value of RMB 107,100,000 in the first year. The contract will be cancelled if the Company does not prepay RMB 32,130,000 by January 31, 2007. The purchase price and quantity in the final two years of the contract term is to be agreed upon between the Group and the supplier on an annual basis thereafter. The per unit purchase price has been fixed for year one in RMB. The Group reviewed the contract under FAS 133 and FIN 46 and determined that it does not contain an embedded derivative nor would the supplier contract cause the supplier to be a variable interest entity.

c)	Capital expenditure

As of September 30, 2006 and December 31, 2005, the Group had contracted for capital expenditure on machinery and equipment of RMB 3,987,398 and RMB 49,570,083, respectively.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

17.	Certain concentrations and risks

a)	Major customers

Details of the customers accounting for 10% or more of total revenues were as follows:

Major customers	Period from inception to December 31, 2005	Nine months period ended September 30, 2006
Customer A (related party)	—	23%
Customer B (related party)	—	12%
Customer C	—	12%

Since August 16, 2006, Customer A and B ceased to be related parties of the group.

b)	Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalent and advances to related party supplier.

The Group places its cash and cash equivalents with high quality financial institutions in the PRC. As of September 30, 2006 the Group principally sources its raw material silicon wafers from a related party supplier, the Jinglong Group, whose shareholders are the Group’s majority shareholder. The Group does not require collateral or other security against its advances to the Jinglong Group for raw materials. As of September 30, 2006, the Group determined that no reserves were required for potential losses against advances to related party supplier.

c)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

d)	Supply risk

The basic raw material in producing solar cells is silicon wafers. The Group currently depends on one supplier, the Jinglong Group, for its silicon wafer supply. The Jinglong Group has an established supply relationship with Hemlock Semiconductor Corporation, which is the world’s largest supplier of polysilicon, the basic raw material for manufacturing silicon wafers. The Group purchases almost all of its silicon wafers from the Jinglong Group, which has been able to meet the Group’s silicon wafer requirements to-date. Although there are a limited number of other silicon wafer suppliers, a change in suppliers could cause a delay in production and a possible loss of sales, which would adversely affect our operating results. The Group has entered into a long-term supply agreement with the Jinglong Group (Note 15) and a third party supplier (Note 16b).

18.	Subsequent events

a)	Short term borrowings

In October 2006, the Group obtained a RMB 50,000,000 short-term loan from the Agriculture Bank of China, bearing interest at 6.12%. Interest is payable monthly with principal and remaining accrued interest due upon maturity in October 2007.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

b)	Investment in Subsidiary

In October 2006, JA BVI and JA China agreed to invest US$6,750,000 and US$5,250,000 respectively to form a company in Shanghai. The total registered capital of the company will be US$12,000,000. The new company is expected to set up four new solar cell production lines by the end of the 3rd quarter of 2007.

19.	Additional information—condensed financial statements of the company

The separate condensed financial statements of JA Solar Holdings Co., Ltd. as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in APB No. 18. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The Company was incorporated on July 6, 2006 and became the parent company of JA BVI and its operating subsidiary, JA China, on August 30, 2006. Therefore the condensed financial statements have been prepared since July 6, 2006. Subsidiary income from August 31, 2006 to September 30, 2006 is included as the Company’s “Share of income from subsidiaries” on the statement of operations. Prior to the Recapitalization described in Note 1, the operating subsidiary, JA China, who controlled by Jinglong Group. Both JA China and Jinglong Group are domestic Chinese companies. Therefore, there were no restrictions over the net assets of JA China. The subsidiaries did not pay any dividend to the Company for the period presented.

The Company did not have any significant commitment, long term obligation, or guarantee as of September 30, 2006.

Condensed statements of operations:

For the Period from Inception to September 30, 2006
RMB
Net revenues	—
Total operating expenses	(34,305)

Loss from operations	(34,305)
Foreign exchange gain/ (loss)	697,200
Share of income from subsidiaries	30,437,594
Other (expense)/ income	—

Income before income tax expenses	31,100,489
Income tax expenses	—

Net income for the period	31,100,489

Preferred shares accretion	(489,600)
Preferred shares beneficial conversion charge	(34,732,133)

Net income/ (loss) available to ordinary shareholders	(4,121,244)

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

Condensed balance sheet:

September 30, 2006
RMB
Assets
Investments in subsidiaries	232,164,269

Total assets	232,164,269

Liabilities
Payable to subsidiaries	34,305

Total Current Liabilities	34,305

Total Liabilities	34,305

Preferred shares (US$0.0001 par value; 6,520,000 shares outstanding as of September 30, 2006)	110,339,961

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 shares issued and outstanding as of September 30, 2006 )	66,212
Additional paid-in capital	105,068,135
Accumulated deficits	16,655,656

Total shareholders’ equity	121,790,003

Total liabilities and shareholders’ equity	232,164,269

Statements of shareholders’ equity

	Common Shares		Additional paid-in capital	Retained earnings/ (accumulated deficit)	Total shareholders’ equity
	Shares	Amount
		RMB	RMB	RMB	RMB
Opening balance	—	—	—	—	—
Issuance of ordinary shares	80,000,000	66,212	53,804,460	20,776,900	74,647,572
Share-based compensation for awards granted to subsidiary employees and non-employees	—	—	16,531,542	—	16,531,542
Accretion of preferred shares	—	—	—	(489,600)	(489,600)
Beneficial conversion features of preferred shares	—	—	34,732,133	—	34,732,133
Amortization of beneficial conversion features of preferred shares	—		—	(34,732,133)	(34,732,133)
Net Income	—	—	—	31,100,489	31,100,489

Balance at September 30, 2006	80,000,000	66,212	105,068,135	16,655,656	121,790,003

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

Condensed statement of cash flows:

For the Period from Inception to September 30, 2006
RMB
Cash flows from operating activities:
Net income	31,100,489
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Exchange gain	(697,200)
Share of income from subsidiaries	(30,437,594)
Change in operating assets and liabilities:
Increase in payables to Subsidiary	34,305

Net cash (used in) provided by operating activities	—
Net cash (used in) provided by investing activities	—
Net cash (used in) provided by financing activities	—

Net decrease in cash	—
Cash, beginning of the year	—

Cash, end of the year	—

The issuance of the ordinary shares and preferred shares were non-cash financing activities and the investment in subsidiary was a non-cash investing activity pursuant to the Recapitalization as described in Note 1.

20.	Unaudited pro forma Balance Sheet and earnings per share for conversion of preferred shares

Each preferred share shall automatically be converted into ordinary shares at 1:1 conversion ratio upon an initial public offering (“IPO”) (i) on an internationally recognized stock exchange, (ii) equal to at least 15% of the share capital of the Company at the time, and (iii) with a valuation of the market capitalization, on a fully diluted basis, of at least US$540 million. The pro forma balance sheet as of September 30, 2006 presents an as adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on September 30, 2006.

JA Solar Holdings Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Amounts expressed in RMB unless otherwise stated)

The unaudited pro forma earnings per share for the period from inception to December 31, 2005 and the nine-month period ended September 30, 2006 giving effect to the conversion of the Series A Preferred Shares into common shares as of inception are as follows:

	For the period from inception to December 31, 2005	For the nine months ended September 30, 2006
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to ordinary shareholders	(3,110,995)	19,533,405
Pro-forma effect of Series A preferred shares	—	35,454,979

Numerator for pro forma basic and diluted earnings (loss) per share	(3,110,995)	54,988,384

Denominator:
Denominator for basic earnings (loss) per share — weighted-average ordinary shares outstanding	80,000,000	80,000,000
Pro-forma effect of series A preferred shares	6,520,000	6,520,000

Denominator for pro forma basic and diluted earnings (loss) per share	86,520,000	86,520,000
Pro forma basic earnings (loss) per share	(0.04)	0.64
Pro forma diluted earnings (loss) per share	(0.04)	0.64

Options to purchase ordinary shares that were anti-dilutive and were excluded from the calculation of pro forma diluted net income per share were approximate nil and 1,728,000 respectively for the period ended December 31, 2005 and the nine-month period ended September 30, 2006.

15,000,000 American Depositary Shares

JA Solar Holdings Co., Ltd.

(Incorporated in the Cayman Islands with limited liability)

Representing 45,000,000 Ordinary Shares

PROSPECTUS

                    , 2007

CIBC World Markets	Piper Jaffray

Needham & Company, LLC	RBC Capital Markets

Until                     , 2007 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors and officers against all losses or liabilities incurred or sustained by him or her as a director or officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any willful neglect or willful default which may attach to any of said persons.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our common shares). We believe that each of the following issuances was exempt form registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale of Issuance	Number of Securities	Consideration (US$)	Underwriting Discount and Commission
Jinglong Group Co., Ltd.	August 31, 2006	44,000,000 ordinary shares	3,712,501	N/A
Express Power Investment Limited	August 31, 2006	12,000,000 ordinary shares	1,012,500	N/A
Marlins Fame Limited	August 31, 2006	8,000,000 ordinary shares	675,000	N/A
Improve Forever Investments Limited	August 31, 2006	4,000,000 ordinary shares	337,500	N/A
Giant Fortune Development Limited	August 31, 2006	3,600,000 ordinary shares	303,750	N/A
Super Shine International Limited	August 31, 2006	3,600,000 ordinary shares	303,750	N/A
Si Fab International, Ltd.	August 31, 2006	2,800,000 ordinary shares	236,250	N/A
Freshearn Investments Limited	August 31, 2006	2,000,000 ordinary shares	168,750	N/A
Mitsubishi Corporation	August 31, 2006	1,864,000 Series A preference shares	4,000,000	N/A
Leeway Asia L.P.	August 31, 2006	4,656,000 Series A preference shares	10,000,000	N/A
Certain directors, officers, employees, and consultants of the Registrant	August 31, 2006	options to purchase a total of 1,728,000 ordinary shares	N/A	N/A

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this registration statement.

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement among the Registrant, the depositary and Owners and Holders of American Depositary Shares issued thereunder
4.4*	Share Subscription Agreement among JA Development Co., Ltd., JingAo Solar Co., Ltd., and Leeway Asia L.P. dated as of August 9, 2006, as amended as of August 21, 2006
4.5*	Share Subscription Agreement among JA Development Co., Ltd., JingAo Solar Co., Ltd., and Mitsubishi Corporation dated as of August 18, 2006
4.6*	Shareholders Agreement among JA Development Co., Ltd. and other parties therein dated as of August 21, 2006, as amended as of August 14, 2006
4.7*	Sale and Purchase Agreement in relation to the entire issued share capital of JA Development Co., Ltd. among the Registrant and other parties therein dated as of August 30, 2006
4.8*	Agreement for the Transfer and Assumption of Obligations under the Share Subscription Agreements and the Shareholders Agreement dated as of August 30, 2006 among the Registrant and other parties therein
5.1**	Opinion of Conyers, Dill & Pearman regarding the validity of the ordinary shares being registered
10.1*	2006 Stock Incentive Plan adopted as of August 21, 2006
10.2*	Form of Employment and Confidentiality Agreement between the Registrant and each Executive Officer of the Registrant
10.3*	Lease Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of July 1, 2006
10.4*	Long-Term Supply Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of July 1, 2006 and Supplemental Agreement to the Long-Term Supply Agreement dated October 18, 2006
10.5*	Supply Agreement between JingAo Solar Co., Ltd. and ReneSola Ltd. dated as of September 5, 2006 and Additional Agreement dated as of September 15, 2006
10.6*	Long-Term Wafer Supplying and Prepayment Agreement between JingAo Solar Co., Ltd. and M.SETEK Co., Ltd. dated as of December 9, 2006 and Amendment to the Long-Term Wafer Supplying and Prepayment Agreement dated January 15, 2007
10.7*	Equity Interest Transfer Agreement among Jinglong Group, Australia Solar Energy Development Pty. Ltd. and Australia PV Science & Engineering Co. dated as of July 10, 2006
10.8*	Technology Transfer Agreement between JingAo Solar Co., Ltd. and Australia PV Science & Engineering Co. dated as of October 24, 2005
10.9*	Valuation Agreement among Jinglong Group, Australia PV Science & Engineering Co. and Australia Solar Energy Development Pty Ltd. dated as of May 6, 2005
10.10†*	Contract for the Delivery of Solar Cells between JingAo Solar Company, Ltd. and PowerLight Corporation dated as of January 12, 2007
10.11**	Contract between JingAo Solar Co., Ltd. and Crown Renewable Energy, LLC dated as of January 15, 2007

Exhibit Number	Description of Document
10.12**	Contract between Shanghai JA Solar Technology Co., Ltd. and Roth & Rau AG dated as of November 26, 2006
10.13**	Contract between Shanghai JA Solar Technology Co., Ltd. and Baccini S.P.A. dated as of November 28, 2006
21.1*	Subsidiaries of the Registrant
23.1**	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm
23.2**	Consent of Conyers, Dill & Pearman (included in Exhibit 5.1)
23.3*	Consent of Tian Yuan Law Firm
24.1*	Powers of Attorney (included in signature page)

*	Filed previously.
**	Filed herewith.
†	Confidential treatment has been requested for certain portions that are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining any liability under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability under the Securities Act of 1933, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ningjin, Hebei Province, the People’s Republic of China, on the day of January 22, 2007.

JA SOLAR HOLDINGS CO., LTD.

By:	/s/ Huaijin Yang
Name:Huaijin Yang Title:Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Baofang Jin	Chairman of the Board of Directors	January 22, 2007

/s/ Huaijin Yang Huaijin Yang	Chief Executive Officer and Director (principal executive officer)	January 22, 2007

* Hexu Zhao	Chief Financial Officer (principal financial and accounting officer)	January 22, 2007

* Ximing Dai	Chief Technology Officer and Director	January 22, 2007

* Bingyan Ren	Director	January 22, 2007

* Nai-Yu Pai	Independent Director	January 22, 2007

Signatures	Title	Date

* Kang Sun	Independent Director	January 22, 2007

* Honghua Xu	Independent Director	January 22, 2007

*By:	/s/ Huaijin Yang
HuaijinYang Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of JA Solar Holdings Co., Ltd., has signed this registration statement or amendment thereto in Newark, Delaware on January 22, 2007.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:Donald J. Puglisi
Title:Managing Director

EXHIBIT INDEX

Exhibit No.	Document
1.1**	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Form of Registrant’s American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement among the Registrant, the depositary and Owners and Holders of American Depositary Shares issued thereunder
4.4*	Share Subscription Agreement among JA Development Co., Ltd., JingAo Solar Co., Ltd., and Leeway Asia L.P. dated as of August 9, 2006, as amended as of August 21, 2006
4.5*	Share Subscription Agreement among JA Development Co., Ltd., JingAo Solar Co., Ltd., and Mitsubishi Corporation dated as of August 18, 2006
4.6*	Shareholders Agreement among JA Development Co., Ltd. and other parties therein dated as of August 21, 2006, as amended as of August 14, 2006
4.7*	Sale and Purchase Agreement in relation to the entire issued share capital of JA Development Co., Ltd. among the Registrant and other parties therein dated as of August 30, 2006
4.8*	Agreement for the Transfer and Assumption of Obligations under the Share Subscription Agreements and the Shareholders Agreement dated as of August 30, 2006 among the Registrant and other parties therein
5.1**	Opinion of Conyers, Dill & Pearman regarding the validity of the ordinary shares being registered
10.1*	2006 Stock Incentive Plan adopted as of August 21, 2006
10.2*	Form of Employment and Confidentiality Agreement between the Registrant and each Executive Officer of the Registrant
10.3*	Lease Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of July 1, 2006
10.4*	Long-Term Supply Agreement between JingAo Solar Co., Ltd. and Jinglong Group dated as of July 1, 2006 and Supplemental Agreement to the Long-Term Supply Agreement dated October 18, 2006
10.5*	Supply Agreement between JingAo Solar Co., Ltd. and ReneSola Ltd. dated as of September 5, 2006 and Additional Agreement dated as of September 15, 2006
10.6*	Long-Term Wafer Supplying and Prepayment Agreement between JingAo Solar Co., Ltd. and M.SETEK Co., Ltd. dated as of December 9, 2006 and Amendment to the Long-Term Wafer Supplying and Prepayment Agreement dated January 15, 2007
10.7*	Equity Interest Transfer Agreement among Jinglong Group, Ltd., Australia Solar Energy Development Pty. Ltd. and Australia PV Science & Engineering Co. dated as of July 10, 2006
10.8*	Technology Transfer Agreement between JingAo Solar Co., Ltd. and Australia PV Science & Engineering Co. dated as of October 24, 2005
10.9*	Valuation Agreement among Jinglong Group, Australia PV Science & Engineering Co. and Australia Solar Energy Development Pty Ltd. dated as of May 6, 2005
10.10†*	Contract for the Delivery of Solar Cells between JingAo Solar Company, Ltd. and PowerLight Corporation dated as of January 12, 2007
10.11**	Contract between JingAo Solar Co., Ltd. and Crown Renewable Energy, LLC dated as of January 15, 2007
10.12**	Contract between Shanghai JA Solar Technology Co., Ltd. and Roth & Rau AG dated as of November 26, 2006
10.13**	Contract between Shanghai JA Solar Technology Co., Ltd. and Baccini S.P.A. dated as of November 28, 2006
21.1*	Subsidiaries of the Registrant
23.1**	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

Exhibit No.	Document
23.2**	Consent of Conyers, Dill & Pearman (included in Exhibit 5.1)
23.3*	Consent of Tian Yuan Law Firm
24.1*	Powers of Attorney (included in signature page)

*	Filed previously.
**	Filed herewith.
†	Confidential treatment has been requested for certain portions that are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.